Goldman Sachs



OLDMAN SACHS 2003 ANNUAL REPORT

EVERY CATALYST ELICITS A REACTION

Contents

Financial Highlights

$ AND SHARE AMOUNTS IN MILLIONS, EXCEPT PER SHARE AMOUNTS	AS OF OR FOR YEAR ENDED NOVEMBER		
	2003	2002	2001
Operating Results			
Net revenues			
Investment banking	$ 2,711	$ 2,830	$ 3,836
Trading and principal investments	10,443	8,647	9,570
Asset management and securities services	2,858	2,509	2,405
Total net revenues	16,012	13,986	15,811
Pre-tax earnings	4,445	3,253	3,696
Net earnings	3,005	2,114	2,310
Common Share Data			
Diluted earnings per share	$ 5.87	$ 4.03	$ 4.26
Average diluted common shares outstanding	511.9	525.1	541.8
Dividends declared per share	$ 0.74	$ 0.48	$ 0.48
Book value per share [1]	43.60	38.69	36.33
Tangible book value per share [2][3]	33.56	28.84	26.75
Financial Condition and Other Operating Data			
Total assets	$403,799	$355,574	$312,218
Long-term borrowings	57,482	38,711	31,016
Shareholders' equity	21,632	19,003	18,231
Leverage ratio [4]	18.7x	18.7x	17.1x
Adjusted leverage ratio [5]	16.5x	15.2x	14.5x
Return on average shareholders' equity [6]	15.0%	11.3%	13.0%
Return on average tangible shareholders' equity [3][7]	19.9%	15.3%	17.8%
Selected Data			
Total employees [8]	19,476	19,739	22,677
Assets under management ($ in billions)	$ 373	$ 348	$ 351

[1] Book value per share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 496.1 million, 491.2 million and 501.8 million as of November 2003, November 2002 and November 2001, respectively.

[2] Tangible book value per share is computed by dividing tangible shareholders' equity by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements.

[3] Tangible shareholders' equity equals total shareholders' equity less goodwill and identifiable intangible assets. See "Financial Information — Mangement's Discussion and Analysis — Capital and Funding" for further information regarding our tangible shareholders' equity calculation.

[4] Leverage ratio equals total assets divided by shareholders' equity.

[5] Adjusted leverage ratio equals adjusted assets divided by tangible shareholders' equity. Adjusted assets excludes (i) low-risk collateralized assets generally associated with our matched book and securities lending businesses (which we calculate by adding our securities purchased under agreements to resell and securities borrowed, and then subtracting our nonderivative short positions), (ii) cash and securities we segregate in compliance with regulations and (iii) goodwill and identifiable intangible assets. See "Financial Information — Management's Discussion and Analysis — Capital and Funding" for further information regarding our adjusted leverage ratio calculation.

[6] Return on average shareholders' equity is computed by dividing net earnings by average monthly shareholders' equity.

[7] Return on average tangible shareholders' equity is computed by dividing net earnings by average monthly tangible shareholders' equity. See "Financial Information — Management's Discussion and Analysis — Results of Operations" for further information regarding our return on average tangible shareholders' equity calculation.

[8] Excludes employees of Goldman Sachs' property management subsidiaries. Substantially all of the costs of these employees are reimbursed to Goldman Sachs by the real estate investment funds to which these companies provide property management and loan services.

GOLDMAN SACHS IS A CATALYST FOR GROWTH.

Goldman Sachs has established itself as an agent of financial progress for a wide range of clients in markets around the world. In other words, Goldman Sachs is a catalyst—a catalyst for innovation and for economic growth.

Clearly it is our clients, with their aspirations, creativity and risk taking, that ultimately effect change. Yet firms such as Goldman Sachs play a vital role in allocating capital and managing risk so that sophisticated global issuers and investors can maximize their opportunities in today's marketplace.

As we conduct our broad-reaching businesses in ever more complex markets, our people must continually find new ways to provide access to capital, to achieve attractive returns for our clients and to help them realize their goals.

We are judged—and rightly so—by the decisions we make, the leadership we show and the dedication with which we serve our clients. Goldman Sachs has sustained a decades-long commitment to hiring and training outstanding leaders. For, in the end, it is the quality and integrity of our people working on behalf of our clients that allow us to be a catalyst for innovation and progress.



LLOYD C. BLANKFEIN HENRY M. PAULSON, JR. JOHN A. THAIN

On January 14, 2004, John Thain retired as President and Chief Operating Officer of Goldman Sachs to become Chief Executive Officer of the New York Stock Exchange. John was succeeded by Lloyd C. Blankfein.

We are very proud that John was selected for this role, following in the tradition of service established by many generations of Goldman Sachs leaders.

John had a long and successful career at Goldman Sachs, distinguished by his character, rigorous intellect and devotion to the firm's culture. He helped Goldman Sachs transition from a private partnership to a public corporation, encouraged new business development, and spearheaded many initiatives to strengthen the firm's culture and develop our people.

All of us at Goldman Sachs are profoundly grateful to John for his many lasting accomplishments at the firm.

Fellow Shareholders:

Looking back on 2003, we take pride in our performance during a very challenging year. Net earnings in 2003 were $3.01 billion, a 42% increase from 2002. Earnings per diluted share (EPS) were $5.87, a 46% increase from 2002, and our second highest reported EPS as a public company. Our 2003 return on average shareholders' equity was 15%, up from 11% in 2002. Our return on average tangible shareholders' equity was 20%, well above the 15% earned in 2002.

By its nature, our business doesn't lend itself to predictable recurring earnings. As we often remind our people, Goldman Sachs cannot control the market environment in which we work. But we can control our relative performance. By this standard, we judge 2003 to be a success and further evidence of the strength and resilience of our franchise.

Despite our success in 2003, most of us will remember the past year as one in which we faced the continuing fallout from the collapse of the high-tech bubble and the series of corporate scandals that followed. It was an environment marked by sharp criticism and intense scrutiny of corporations generally, and financial services firms in particular.

At Goldman Sachs, we continue to experience enhanced regulatory scrutiny in all areas of our business. While at times not without challenges, we see this as an opportunity to learn from our mistakes, and those of others, as we strive to do all we can to restore investor confidence, to improve the structure and practices of financial markets and, above all, to strengthen our own policies and procedures. Our highest priority is to enhance our reputation for integrity in everything we do.

It is a challenging agenda and the implications are far-reaching. Success will, to a large degree, be measured by the extent to which financial institutions like Goldman Sachs can continue to operate effectively. This is important because the role played by integrated investment banks—which bring together the providers and users of capital—is central to well-functioning capital markets and to sustained global growth. Firms like ours are in many ways agents of change. We facilitate entrepreneurship and innovation, help create opportunities for individuals and companies alike, and act as a catalyst for economic reform around the world.

This year our letter is a little longer than usual because we address in more detail some of the most important opportunities and issues we face as a firm.

INVESTMENT BANKING

Investment banking activity continued to suffer from diminished corporate and investor confidence in a tough business environment. Industry volumes for completed mergers decreased again in 2003 and equity underwriting volumes remained low. Global completed mergers decreased 17% from 2002, and were 70% below volumes in 2000, the prior peak. Our results reflected this difficult industry environment. Investment Banking net revenues were $2.71 billion, down 4% from 2002, and pre-tax earnings were $207 million, down from $376 million the year before.

However, despite this difficult environment, we maintained our focus on serving clients and continued as the market leader in our core franchise businesses, including mergers and acquisitions, and IPO, equity, and equity-linked underwriting. In addition, we developed a prominent position in the issuance of high-yield securities. We think the strength of our franchise and the quality of our client relationships are evident in this performance. We do not, however, seek to be number one in all areas. Pursuing market share in some products makes no sense to us when the profitability is too small or non-existent.

We believe that our role as a core advisor to clients has never been stronger. Our investment banking professionals continue to play a vital role in advising senior executives and a broad range of clients throughout the world. Through these relationships, our people are able to identify the needs of our clients and offer solutions by providing advice, products and services from across our firm.

TRADING AND PRINCIPAL INVESTMENTS

Once again in 2003, Trading and Principal Investments produced excellent results. Net revenues were $10.44 billion, a 21% increase from 2002. Pre-tax earnings were $3.51 billion, a 64% increase from 2002.

We measure the effectiveness of our trading businesses by evaluating overall profitability relative to the risk we assume and the opportunities available. While there is no perfect measure of market risk, a topic we'll discuss later in this letter, our risk levels were higher in 2003 than in 2002. We were very pleased with the results our businesses were able to produce by effectively deploying incremental capital.

Fixed Income, Currency and Commodities (FICC) had another record year, with net revenues of $5.60 billion, a 20% increase from 2002. During 2003, FICC operated in a generally favorable environment characterized by tightening corporate credit spreads, low interest rates, a steep yield curve and strong customer demand. As we look forward to 2004, we do not see clear signs that FICC activity levels will slow. However, we know that there is no such thing as a trading backlog and our business opportunities will always depend on the overall environment.

One important aspect of our FICC business that is often overlooked is the range and diversity of activities it comprises. Within the five major areas of FICC—interest rates, credit, mortgages, currencies and commodities—are a wide range of individual operations around the globe. While there can be no guarantee about performance in any of our businesses, we believe that this diversity is an important strength.

Our Equities business continued to face a very challenging environment. Equities net revenues of $4.28 billion increased 7% compared with 2002, primarily due to higher net revenues in principal strategies. While equity markets certainly improved in 2003 relative to the previous few years, conditions remained tough. Commission rates and spreads have continued to decline, the need to commit capital in a variety of circumstances is rising and volume growth is low.

At Goldman Sachs, we have focused on the optimal size and structure for our Equities business in this difficult environment. We are pleased with the results of this effort, which we believe will be an important driver of future performance.

Beginning with the appointment in 2002 of common management for our securities businesses, we have been more closely coordinating the activities of our FICC and Equities businesses to share best practices, capture synergies and drive efficiencies. In 2003, we continued this work, combining our Equities cash and derivatives client businesses under one leadership team. This builds on the experience of a similar combination in FICC in 2000 and will position us well to capture a range of opportunities.

RESEARCH

Research remains a critically important part of the Goldman Sachs franchise. We believe that a strong, differentiated research effort that is firmly aligned with the interests of our investing clients will be an important part of our Equities business for many years to come.

Of course, 2003 began with the brokerage industry's global settlement with various regulators on equities research-related matters. As we have said before, in hindsight we and others could have done a better job. However, we had already begun implementing changes in our research business long before the final settlement, and we have been working diligently to comply in every respect with the new ground rules.

We will continue to shape our research so that the qualities our clients value most—industry expertise, independent thinking and timely insights—are at the forefront of our proposition to investors.

SLK SPECIALIST

Our SLK stock specialist business, as well as the other specialists on the New York Stock Exchange (NYSE), have been, and continue to be, the subject of an intense regulatory review and enforcement action. Much attention has focused on the conduct of specialists within the existing NYSE rules, as well as potential changes to the rules governing the role of specialists.

The role of the specialist and the rules of the NYSE should be evaluated against the proper objective—the development of the best market structure for all participants. In our view, the market structure of the future can take any number of forms, but the goal should be to produce a system that is fair to all investors and one where liquidity is maximized and investors can prioritize price, speed and cost of execution.

We have in the past stated that we are not wedded to any particular market structure. Goldman Sachs is active and successful in markets around the world, many of which make greater use of electronic interfaces than the NYSE. In fact, we have invested in a number of electronic trading platforms. We believe, however, that the specialist performs a valuable role in maintaining an orderly market, particularly during times of market stress or when there are imbalances or dislocations with regard to a single stock. This system has helped to maintain the NYSE as the leading equities exchange in the world. We also believe investors are best served by large liquidity pools and greater use of electronic structures. By centralizing, rather than fragmenting, liquidity, investors will achieve the best possible outcomes.

At this point, we are unable to predict the outcome of the regulatory review or the impact of potential reforms. We can assure you, however, that we will continue to cooperate fully with the regulators and to assist them in every way we can to develop the best equities market possible. Whatever changes are adopted, we feel confident in our ability to compete successfully across our equities franchise, which remains an industry leader.

RISK MANAGEMENT

It is often reported in the media that we have increased our trading risk in recent years to offset the decline in investment banking activity levels. In fact, the same shocks and trends in the economy that have led to the sharp declines in investment banking have also created significant trading opportunities for our clients and for Goldman Sachs.

We believe our willingness to take significant trading risk for appropriate reward is one of the distinguishing features of our firm and gives us a competitive advantage. We benefit in the marketplace because our clients—many of whom are among the world's largest and most sophisticated institutions—value our ability to tailor solutions and our willingness to commit our capital to meet their needs.

Given the significant levels of risk we run in our business, we consider risk management to be one of our most vital functions. Risk management begins at the top of the firm with the establishment of risk limits for major business units and the involvement of our most senior people in critical decisions. In setting limits, there is no magic formula. But we do size our risk in proportion to our capital base and our overall earnings power. Since we went public in 1999, our shareholders' equity has grown more than threefold, to $21.63 billion as of November 2003.

One principal tool we use to measure market risk is Value at Risk (VaR), a statistical measure of the potential loss in value of our trading positions due to adverse market movements over a defined time horizon with a specified confidence level. We use a one-day horizon and a 95% level of confidence. This means that, about once a month, our actual daily trading revenues should be less than our expected daily trading revenues by an amount at least as large as our VaR. In 2003, our average daily VaR was $58 million.

As important as it is to understand what VaR is telling you, it is important to understand what it is not telling you. VaR in no way captures a "worst case" scenario. Shortfalls on a single day can exceed reported VaR by a large amount. In addition, shortfalls can accumulate over a longer period, such as a number of consecutive trading days.

As a predictor of trading results, VaR historically has worked relatively well in stable markets and less well in very volatile and illiquid markets. Recognizing this fact, we also perform various scenario analyses, asking "What if?" about any number of possible events. These scenarios are used to establish limits and to attempt to keep our risk manageable.

No one likes trading losses, but they are a feature of our business. In fact, it is our willingness to tolerate such occasional, sizeable losses that enables us to earn attractive returns over time. And, even when our trading businesses are performing well, results can be uneven.

BALANCE SHEET AND LIQUIDITY

In 2003, our balance sheet grew, reflecting the higher activity levels in our trading and investing businesses and our willingness to deploy our capital to serve clients. While we face risks across every aspect of our business, access to liquidity remains the single most important issue for any financial services firm. There are many events that can create problems for a financial institution—macro events, trading losses, reputational damages, to name a few—but the most serious is a lack of liquidity.

As a result, we place major emphasis on assuring our access to liquidity. The cornerstone of our approach is a "cushion" we maintain in the form of cash and highly liquid securities that averaged some $38 billion in 2003. We think of this cushion as liquidity support in the event of unexpected dislocations in financial markets.

DERIVATIVES

The use of derivatives, a key part of our trading activity, has been the subject of increased debate recently. Derivatives span a wide range—from a simple interest rate swap that allows a company to convert its fixed rate borrowing into a floating rate exposure, to more complex instruments like credit derivatives that allow investors to hedge risk associated with credit exposures in their portfolios.

While derivatives can be misused, they are a vital tool for risk management and risk dispersion. Over the last few years, we have witnessed seven of the ten largest corporate bankruptcies ever with surprisingly little dislocation in global credit markets. The dispersion of risk permitted by derivatives appears to have contributed very significantly to this outcome. Moreover, those financial institutions that have had some of the greatest problems in recent years were hurt in many cases by large unhedged exposures to equity markets.

Of course, the use of derivatives, like other financial instruments, requires a rigorous, hands-on approach to risk management and control. These features were notably absent in some companies whose troubles have been widely publicized. At Goldman Sachs, we maintain an independent control function that monitors all of our trading positions and independently verifies their fair value.

PRINCIPAL INVESTMENTS

After two disappointing years, Principal Investments produced positive results in 2003. Net revenues increased to $566 million, up from negative $35 million in 2002. The increase was attributable to gains and overrides from real estate and corporate investments, including a $293 million unrealized gain on our investment in Sumitomo Mitsui Financial Group (SMFG).

We expect the results from this business to be uneven, as there is a time lag between investing and harvesting. In 2003, we were fortunate to make a number of significant investments and we are optimistic about their return potential. We believe we have improved the quality of the portfolio in the last few years and have made some substantial investments that can drive the performance of this business over the cycle.

We also sold some successful investments during 2003, including part of our holding in Kookmin Bank in South Korea. This deal highlights some of the characteristics of our business that we believe stand us in good stead for the future: our global reach and relationships, our willingness to deploy significant capital swiftly and our ability to take a long view.

Our investment in convertible preferred stock of SMFG carries with it significant volatility. We hold the investment at fair value, which is derived primarily from SMFG's common share price. Since our investment in February 2003, SMFG's share price has closed as low as ¥164,000 and as high as ¥665,000. Significant changes in SMFG's share price produce significant changes in the fair value of our investment, which we report as net revenues each quarter.

Our decision to invest in SMFG was based on our long-term confidence in Japan and the opportunity to strengthen our relationship with one of the most important financial institutions in Japan. Short-term fluctuations in the value of SMFG are not cause for particular concern to us, as long as the fundamentals of SMFG are steady and improving, which we believe to be the case.

ASSET MANAGEMENT AND SECURITIES SERVICES

Our Asset Management and Securities Services business had an excellent year. Net revenues were $2.86 billion, a 14% increase from 2002. Pre-tax earnings were $968 million in 2003, compared with $947 million in 2002.

In Asset Management, net revenues were $1.85 billion, a 12% increase from 2002, primarily reflecting an increase in average assets under management, the contribution from the acquisition of Ayco and increased incentive income. Total assets under management increased 7% to a record $373 billion. Two closely related factors are critical to building our business: the ability to generate attractive investment performance and the ability to raise new assets.

During 2003, our investment performance, together with our distribution strength, allowed us to generate $15 billion of net client inflows across non-money market asset classes. These increases were offset by $19 billion of outflows in money market assets, as economic prospects improved and higher returns were being generated in other asset classes.

Within our Securities Services business, net revenues were $1.01 billion, up 17% from 2002. This business continues to benefit from the creation and growth of new and existing hedge funds. In addition, the rally in equity markets helped to increase customer balances.

We believe our Asset Management and Securities Services business represents one of our best opportunities for substantial growth.

EXPENSES

Managing expenses in this challenging environment has been one of our highest priorities. During 2003, excluding the impact of acquisitions, we reduced our headcount by 7%. While painful, these reductions were necessary to scale our operations to the available opportunities and were a key factor in our ability to generate an attractive return in 2003.

Our largest expense—in a people business—is compensation, and we track this expense as a percentage of the net revenues we generate in our businesses overall. For 2003, the ratio of compensation to net revenues was 46% versus 48% in 2002.

We remain focused on controlling our non-compensation expenses. However, there are some areas that remain difficult to forecast. For instance, in 2003 we took provisions of $159 million for a number of litigation and regulatory proceedings. Given the range of litigation and investigations underway, these expenses may remain high.

STRATEGY AND COMPETITIVE DYNAMICS

Goldman Sachs is not a financial services conglomerate but an integrated investment bank, securities firm and asset manager. This focused strategy has allowed us to build a strong global franchise—we take pride in being a market leader in Europe and Asia as well as the United States. It has also allowed us to benefit from the long-term growth of the global capital markets which we believe will continue to provide us with excellent growth opportunities over the cycle.

We aspire to be the preeminent global provider of advisory, financing, investment and risk management services to corporations, institutions, governments and high-net-worth individuals. To succeed in this mission, the firm has always placed great reliance on attracting and retaining outstanding people. And we work hard to foster teamwork and encourage creativity, client focus and innovation. We believe that our unique culture, coupled with the quality of our people, is Goldman Sachs' most important competitive strength.

Our business has always been highly competitive and cyclical. We face strong competition today, as in the past, from larger competitors, but we don't view our size as a competitive disadvantage because we have never been constrained by a lack of capital. We believe our biggest challenge is to strengthen our culture of teamwork and excellence in the face of the growing size and scope of our business. We are determined to meet this challenge because we believe our ability to do so is critical to our continued success in executing our global strategy and serving our clients.

STRATEGIC TRANSACTIONS

In 2003, we completed a number of strategic transactions. Our first announcement involved our $1.25 billion investment in SMFG, which we mentioned above. We are pleased with the performance of our investment as well as the other aspects of our relationship with SMFG.

With the credit loss protection provided by SMFG, we initiated our William Street credit extension program. This capability has given us an innovative way to extend credit selectively to our investment-grade clients, while reducing our credit and liquidity risks. By the end of fiscal 2003, $4.32 billion of credit commitments had been made under the program. In addition, our business cooperation agreement with SMFG has already resulted in a number of initiatives. In October, we announced the formation of a joint venture to facilitate the corporate recovery of certain SMFG borrowing clients and to accelerate SMFG's plans to improve its asset quality.

In September, we combined our Australian operations with JBWere to create a new venture called Goldman Sachs JBWere. We own 45% of the new entity, one of the leading investment banking and securities firms in Australia.

We also made several acquisitions in 2003. Our approach to acquisitions is to strengthen our business and build shareholder value, principally through emphasizing bolt-on deals where we can add new clients or acquire new products to provide to our existing clients. 2003 offered us a number of such opportunities.

In July, we acquired The Ayco Company, a leading provider of sophisticated, fee-based financial counseling in the United States. Ayco enables us to develop further our high-net-worth and asset management businesses by using its extensive portfolio of financial planning capabilities, including tax, estate and charitable planning services.

We also made two acquisitions of power generation assets. In October, we acquired East Coast Power, owner of the 940-megawatt cogeneration facility in Linden, New Jersey, which sells some 80% of its power to the New York City market. In the same month, we announced the acquisition of Cogentrix Energy, an independent power producer based in Charlotte, North Carolina, adding interests in 26 power plants and 3,300 megawatts of generating capacity to our portfolio.

These generation facilities were acquired to complement our existing commodity trading and merchant energy restructuring capabilities. Of course, ownership of physical power assets brings incremental responsibilities of which we are particularly mindful.

BOARD OF DIRECTORS

In June, we announced that Claes Dahlbäck, nonexecutive Chairman of Investor AB, and Edward M. Liddy, Chairman of the Board, President and Chief Executive Officer of The Allstate Corporation, were joining our Board of Directors. Claes and Ed are both distinguished business leaders as well as thoughtful corporate directors, and we welcome the contributions they are already making to the Board. The Board has also nominated Lois D. Juliber, Chief Operating Officer of the Colgate-Palmolive Company, to stand for election to our Board of Directors at the March 31 Annual Meeting. In addition, John Thain and John Thornton retired as directors and we thank them for their service on our Board and to our shareholders.

OUTLOOK

On balance, 2003 proved to be a more favorable operating environment than we expected at the beginning of the year. Markets rose, economic growth improved in most major economies and business confidence rose.

Although we expect these trends to continue in 2004, we cannot, of course, predict with certainty what global events, economic or political, in fact will shape the markets in which we work. But, we can—and will—pursue a strategy that permits us to seize business opportunities in an environment of continuing uncertainty and possible volatility. We owe you, our shareholders, nothing less. In terms of our own industry, it is clear that, if anything, regulatory scrutiny has intensified in the U.S. and in other countries around the world. We anticipate that this will continue to be a feature of the environment in which we operate.

That said, we look forward with confidence to 2004 and beyond. Our franchise is stronger than ever. Our people remain focused, dedicated and enthusiastic. We are committed to serving you, our shareholders, by delivering long-term growth and by producing real value for our clients through products and services that strengthen the global capital markets and support economic growth.



HENRY M. PAULSON, JR.
Chairman and Chief Executive Officer



LLOYD C. BLANKFEIN
President and Chief Operating Officer

During 2003, Goldman Sachs announced the following select transactions:

THE AYCO COMPANY, L.P.

Goldman Sachs acquired The Ayco Company, L.P. (Ayco), a leading provider of sophisticated, fee-based financial planning and counseling with clients that include executives of more than 465 major U.S. companies. Both Goldman Sachs and Ayco bring with them exceptional professional teams with reputations for superior client focus. Combining Goldman Sachs' investment management expertise with Ayco's portfolio of tax, estate and charitable planning services provides our Private Wealth Management group with a powerful market advantage.

GOLDMAN SACHS JBWERE

In September, Goldman Sachs and JBWere, one of Australia's oldest and most respected securities firms, merged their Australian operations into a new venture named Goldman Sachs JBWere. The new firm benefits from a strong and experienced management team. It also boasts the combined strengths of JBWere's prominent position in Australian and New Zealand equities trading and research and Goldman Sachs' premier global investment banking, fixed income and equities capabilities. This transaction demonstrates Goldman Sachs' commitment to Australia and New Zealand and to offering significantly enhanced services to our clients in the region.

A STRATEGIC REACTION



We help companies find capital to grow their ideas.


SEARS
SEARS ROEBUCK AND CO



SUMITOMO MITSUI FINANCIAL GROUP, INC.

A series of transactions between Goldman Sachs and Sumitomo Mitsui Financial Group, Inc. (SMFG) demonstrated our long-term commitment to Japan and its financial markets.

The initiatives announced include Goldman Sachs' JPY 150.3 billion (approximately $1.25 billion) investment in the convertible preferred stock of SMFG, the provision by SMFG of credit loss protection for Goldman Sachs in connection with certain lending activities and greater cooperative business efforts. These transactions expanded SMFG's capital base and facilitated mutually beneficial business opportunities.

The transactions also build on a long and extensive relationship that includes former Sumitomo Bank's successful $500 million investment in the Goldman Sachs partnership in 1986.





YELL GROUP PLC

Goldman Sachs jointly led the international directories business's highly successful initial public offering.

Our Investment Banking, Equity Capital Markets and Equities professionals mobilized for Yell's stock market debut, translating strong investor demand into an increased offering size, rapid execution, attractive pricing and a broad distribution of shares.

At $1.9 billion, the Yell transaction was the second-largest IPO of 2003 and the largest IPO in the United Kingdom since 2001.

FROM LEFT TO RIGHT:
Susan Willetts, Frank Lopez-Balboa, Peter Aberg, Howard Silverstein, Bill Wolf, Roger Matthews, James Ziperski, Anshu Krishan, Huw Williams, Chris Bischoff, Simon Dingemans, Jane Liu, Toshinobu Kasai, Taneki Ono, Shigeki Kiritani, Toshihiko Umetani

SEARS, ROEBUCK AND CO.

Goldman Sachs helped Sears divest its credit and financial products business, creating significant shareholder value and substantially improving Sears' credit profile.

Serving as Sears' exclusive financial advisor, Goldman Sachs' Investment Banking and Fixed Income professionals worked together to secure a strong buyer for the business. To support Sears during the sales process, the Goldman Sachs team arranged a $2 billion secured credit facility as interim funding.

Goldman Sachs has been advising Sears for over a century, including helping to manage the company's IPO in 1906.



WE HELP COMPANIES FIND CAPITAL TO GROW THEIR IDEAS.

Fueling business growth and nurturing high-potential ideas require capital. Goldman Sachs' clients rely on the firm's expertise to access capital from a range of sources and in a variety of market conditions.

The solutions we bring to bear are diverse. We help clients tap the equity and debt capital markets, restructure balance sheets, manage assets and liabilities, and assess strategic options for mergers and acquisitions, divestitures, corporate defense activities and spin-offs. In each instance, Goldman Sachs draws upon its deep resources to help our clients achieve their objectives.

Businesses, large and small, are at the heart of the modern market system. They create jobs and profits, setting the stage for larger prosperity. In serving our clients' interests, we contribute to greater economic well-being.

"Goldman Sachs has helped create some extraordinary global companies — but our role is only that of an advisor; the companies themselves have the true vision. We pride ourselves on having given the strategic advice that helped them achieve their goals."

RAJIV GHATALIA, INVESTMENT BANKING, HONG KONG



AN INNOVATIVE REACTION

We help investors find the ideas that make their capital grow.



GS Mezzanine Partners III

In June 2003, Goldman Sachs raised its third mezzanine fund, GS Mezzanine Partners III (GSMP III), with $2.7 billion of available capital for investment in leveraged buyout, restructuring and recapitalization opportunities worldwide.

The world's largest fund for mezzanine investment, GSMP III is able to target investments of $40 million to $200 million, significantly above the limits of traditional mezzanine capital providers.

The fund was formed through the collective efforts of Goldman Sachs' Investment Management, Merchant Banking, Fixed Income, Currency and Commodities, and Investment Banking divisions.

Since 1996, GS Mezzanine Partners has raised more than $5 billion across its funds.



Goldman Sachs Private Wealth Management advised Louis and Helene Galen on a landmark $35 million sponsorship of a new events center at the University of Southern California.

Knowing the importance to the Galens of philanthropy and their desire to express their commitment to USC, the Private Wealth Management team worked to identify the right opportunity — and the appropriate financial structure — for the Galens to make a meaningful contribution to the school.

The Galen Center will house athletic, cultural and community events and will provide a first true home-court advantage for USC's basketball and volleyball teams. It also will bring significant benefits to the USC community and surrounding region. USC estimates a total economic impact of more than $150 million, in addition to 1,300 jobs created during the Center's construction.

Left to right: [illegible]

DREAMING WITH BRICs: THE PATH TO 2050

Goldman Sachs has predicted a major shift in the global economic balance in a groundbreaking piece of research that has gained international attention for its conclusions.

The Goldman Sachs Economic Research report, dubbed BRICs (standing for Brazil, Russia, India and China) forecasts that, by 2050, the BRICs economies together could be larger in U.S. dollar terms than the G-6, consisting of the U.S., Germany, Japan, the U.K., France and Italy.

By projecting emerging market GDP growth, income per capita and currency movements, the research team forecast a potential global economic realignment with significant implications for international policy-makers and investors.



WE HELP INVESTORS FIND THE IDEAS THAT MAKE THEIR CAPITAL GROW

Investors are viewing markets and asset classes in far more fluid and global terms than in years past. Where previously they focused on individual industries, regions or asset classes, they now seek broader options to diversify risk and produce competitive returns.

As market dynamics grow more complex, our investing clients call upon Goldman Sachs to help them access new opportunities, as well as to protect and enhance the value of existing investments. Research insights, such as our 2003 report on Global Energy, help guide clients to investment opportunities in sectors with growth potential. We also help clients monitor and track assets, portfolios and actual performance precisely and in real time.

Through these activities, Goldman Sachs contributes to efficient and productive investment of capital worldwide.

[illegible] INVESTMENT MANAGEMENT, NEW YORK

A RESILIENT REACTION





We help markets find ways to connect ideas and capital.



General Motors Corporation

General Motors (GM) asked Goldman Sachs Asset Management (GSAM) to propose an investment strategy that would reduce the [illegible] of GM's pension portfolio without compromising its targeted return.

GM, with the largest corporate pension plan in the U.S., sought an innovative structure to [illegible] $1 billion in new pension assets. GSAM's [illegible] solution was adopted by GM and involves a diversified portfolio of equity, fixed income and alternative investments, focused on capturing absolute returns uncorrelated to the equity and fixed income markets.

The Broad Scope Mandate, which utilizes GSAM's cutting-edge, flexible approach called *Active Alpha Investing*, will play an important role in helping GM provide pension benefits to its 460,000 active and retired employees.

[illegible]

[illegible] Ackerman, Mark Jenkins, Marc Nachmann, Robert Mancini, Steven Bunkin, Sabrina Lisk, Leslie Biddle, [illegible]
[illegible] Mark Carhart, Scott McDermott, Alec Stais, Lisa Rotenberg

[illegible] POWER SECTOR TRANSACTIONS

[illegible] several significant transactions [illegible] year, Goldman Sachs assumed a larger [illegible] in the U.S. power sector.

[illegible] October 2003, Goldman Sachs purchased East Coast Power L.L.C., owner of a [illegible]40-megawatt cogeneration facility [illegible] New Jersey. In December, we acquired privately owned Cogentrix [illegible] Inc., owner of interests in 26 power plants with significant production capacity. These holdings are expected [illegible] generate stable, long-term cash flows [illegible] greater opportunities for trading [illegible] risk management.

[illegible] Allegheny Energy, Goldman Sachs [illegible] a power supply contract with [illegible] California Department of Water Resources, and associated gas and power [illegible] transactions, thereby enabling [illegible] to alleviate risk and improve [illegible] liquidity position.

[illegible] Goldman Sachs sole managed a $3.3 billion financing for Calpine Corporation. This high-yield offering, the [illegible] since March 1999, was followed [illegible] an $800 million nonrecourse financing [illegible] Calpine subsidiary, employing an [illegible] commodities hedge to enhance [illegible] structure for investors.





WE HELP MARKETS FIND WAYS TO CONNECT IDEAS AND CAPITAL.

Global markets—in all their utility, interdependencies and scale—are at the core of our business. We will continue to see tremendous growth and innovation in markets around the world, driven in part by advancements in technology, but also by the evolving needs of the societies they serve.

[illegible] complex as markets become, we must continually embrace new opportunities with creativity, flexibility and decisive action. We are committed to remaining at the center of the global markets so that we may [illegible] their strengths and manage their risks on behalf of our clients.

"Our goal is to generate interesting transactions for our clients and for ourselves, [illegible] the side effect of being good for the world economy. We find strategically important initiatives for our clients to engage in, and we're constantly at [illegible]

[illegible] SHERWOOD, FIXED INCOME, CURRENCY AND COMMODITIES, LONDON

A GLOBAL REACTION

We help societies use their ideas and capital to move forward.



[illegible]

As sole financial advisor to Biogen, Goldman Sachs helped execute the largest-ever merger between independent biotech firms, creating Biogen Idec Inc., the world's third-largest biotechnology company.

Biogen and IDEC, each of which had a critical "blockbuster" drug fueling its future growth, saw a merger as an opportunity to create a biotechnology company with a broader product portfolio and a deeper pipeline. The new company expects to benefit from its significant clinical development and global marketing capabilities in both oncology and immunology.

The companies combined in a carefully crafted merger of equals that capitalized on their complementary strengths and preserved strong relationships with their licensing partners.



[illegible]

[illegible] HM TREASURY

Goldman Sachs jointly led a $3 billion debt offering that enabled the British government to enhance its reserve position and created a benchmark for the United Kingdom in the U.S. dollar market.

The offering was met with outstanding demand, enabling the U.K. to price the bonds at a level more attractive than U.S. Treasuries of comparable maturities. HM Treasury's first U.S. financing in nearly seven years, this groundbreaking transaction exceeded the client's pricing expectations and achieved a high-quality investor distribution.

FROM LEFT TO RIGHT:
[illegible] Clark Anderson, Mark Giancola, [illegible], John McGarr[illegible], Michael Sherwood, [illegible] Warburton,
[illegible] Jack Levy, David Woodhouse, Robert King, Claire Levy, Christiane Stavrou[illegible], [illegible] Kim

THE PEOPLE'S REPUBLIC OF CHINA

Goldman Sachs helped the Ministry of Finance of the People's Republic of China execute a landmark global financing that showcased China's strong credit profile, broadened its investor base and achieved the lowest coupon ever for a U.S. dollar offering by the government of China. The success of the $1 billion offering, as well as the Moody's foreign currency credit rating upgrade that coincided with it, underscored confidence in China's long-term growth prospects and stability. Goldman Sachs served as credit rating advisor to the Ministry of Finance and acted as joint book-running lead manager on the bond issue.



WE HELP SOCIETIES USE THEIR IDEAS AND CAPITAL TO MOVE FORWARD.

The capital markets and our activities can have a significant impact on societies and their economic and social progress. This past year, Goldman Sachs executed offerings for several nations, including Austria, Brazil, China, Italy, Korea, Portugal, Turkey and the United Kingdom, helping the governments of these countries to fund important national commitments. By also supporting the private sector and innovative businesses, we contribute to important societal changes, stimulate meaningful growth and create greater opportunity.

"[illegible] [illegible] [illegible] the right way, it will be to the enduring benefit of Korea, Asia and ultimately the global economy."

[illegible]-KEUN LEE, INVESTMENT BANKING, SEOUL

A COOPERATIVE REACTION



"Working with Goldman Sachs helps us become better at what we do."

ELIZABETH FROMKIN, LIFESTYLES FOR THE DISABLED

Goldman Sachs is committed to assisting those in need and to enhancing the communities in which we work and live—through volunteer endeavors, financial support and ongoing relationships with nonprofit organizations.

Our signature volunteer program, Community TeamWorks (CTW), embodies this commitment by offering our people one day off annually to take part in a team-based community project. Each year, we offer hundreds of innovative volunteer opportunities with a diverse range of nonprofit organizations around the globe. In 2003, more than 14,800 volunteers teamed up with 585 nonprofits through CTW. This high rate of participation underscores the enthusiasm and commitment our people bring to their efforts to make a tangible difference in our communities.

In addition to CTW, Goldman Sachs also sponsors a year-round mentoring program that offers our people a variety of ways to positively impact young people through one-to-one and group interactions.

Our people bring to their volunteer service the same qualities they bring to their professional work: excellence, dedication, innovation, energy and an appreciation of both the big picture and the importance of the individual. As Goldman Sachs continues to explore new avenues for our philanthropic programs, we look forward to applying our resources and entrepreneurial spirit to respond to the ongoing needs of our communities.

JOHANNESBURG, SOUTH AFRICA

Goldman Sachs continued its relationship this year with the Mveledzandivho Primary School, a 12-classroom school in the township of Soweto, accommodating 700 students aged 5-14.

Goldman Sachs volunteers renovated the school's cafeteria, replanted five gardens, installed irrigation systems, laid a 30-meter path and hosted a party for the students. Since 2000, our efforts have also included revamping other school facilities and hosting school-wide feasts and educational events.

TOKYO, JAPAN

Volunteers from Goldman Sachs Tokyo provided mentorship and support to women from Saya Saya, a nonprofit organization that aids survivors of domestic violence.

The day-long professional skills workshop enabled participants to build the basic knowledge, resources and confidence essential for them to achieve financial independence.

This program continued a series of initiatives to assist low-income individuals seeking professional jobs, including the Dress for Success suit drives in our New York and London offices.

NEW YORK, USA

Since 2001, Goldman Sachs New York has worked with Mentoring USA (MUSA), a nonprofit organization that provides structured, one-to-one mentoring in New York City to particularly "at risk" populations.

Our volunteers mentor children in MUSA's foster care initiative, providing children and teenagers in foster care with a positive and supportive human connection that is too often missing from their lives.



Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.



[illegible] a broad range of investment banking services to a diverse [illegible] of corporations, financial institutions, governments and individuals [illegible] seek to develop and maintain long-term relationships with these [illegible] as their lead investment bank. Our current structure, which is [illegible] by regional, industry and product groups, seeks to combine [illegible] investment bankers with execution and industry expertise.

[illegible] investment banking segment is divided into two components: [illegible] Advisory and Underwriting.

INVESTMENT BANKING [illegible] (in millions)

FINANCIAL ADVISORY [illegible] (in millions)

	01	02	03
Financial Advisory	$2,070	$1,[illegible]99	$1,202
Underwriting	$1,766	$1,331	$1,509

UNDERWRITING [illegible] (in millions)

DEBT

EQUITY

[illegible] includes advisory [illegible] with respect to mergers and [illegible] divestitures, corporate defense [illegible] restructurings and spin-offs.

Underwriting includes public offerings and private placements of equity and debt instruments.

TRADING AND PRINCIPAL INVESTMENTS

Trading and Principal Investments facilitates customer transactions with a diverse group of corporations, financial institutions, governments and individuals and takes proprietary positions through market making in, and trading of, fixed income and equity products, currencies, commodities and derivatives on such products. In addition, we engage in floor-based and electronic market making as a specialist on U.S. equities and options exchanges and we clear customer transactions on major stock, options and futures exchanges worldwide. In connection with our merchant banking and other investment activities, we make principal investments directly and through funds that we raise and manage.

Our Trading and Principal Investments segment is divided into three components: Fixed Income, Currency and Commodities, Equities and Principal Investments.



$9,570
$8,647
$10,443
01 02 03
TRADING AND PRINCIPAL INVESTMENTS NET REVENUES (in millions)
$4,272
$4,680
$5,596
01 02 03
FICC NET REVENUES (in millions)
$5,526
$4,002
$4,281
01 02 03
EQUITIES NET REVENUES (in millions)
COMMISSIONS
TRADING
-$228
-$35
$566
01 02 03
PRINCIPAL INVESTMENTS NET REVENUES (in millions)

FIXED INCOME, CURRENCY AND COMMODITIES (FICC)

FICC makes markets in and trades interest rate and credit products, mortgage-backed securities and loans, currencies and commodities, structures and enters into a wide variety of derivative transactions, and engages in proprietary trading. FICC's principal products are: commodities and commodity derivatives, including our power generation business; credit products, including investment-grade corporate securities, high-yield securities, bank loans, municipal securities, credit derivatives and emerging market debt; currencies and currency derivatives; interest rate products, including interest rate derivatives and global government securities; money market instruments, including the matched book; and mortgage-backed securities and loans.

EQUITIES

Equities makes markets in, acts as a specialist for, and trades equities and equity-related products, structures and enters into equity derivative transactions, and engages in proprietary trading. We also execute and clear customer transactions on major stock, options and futures exchanges worldwide.

PRINCIPAL INVESTMENTS

Principal Investments primarily represents net revenues from our merchant banking investments, including the increased share of the income and gains derived from our merchant banking funds when the return on a fund's investments exceeds certain threshold returns (merchant banking overrides), as well as unrealized gains or losses on our investment in the convertible preferred stock of Sumitomo Mitsui Financial Group, Inc.

ASSET MANAGEMENT AND SECURITIES SERVICES

We offer a broad array of investment strategies, advice and planning across all major asset classes to a diverse client base of institutions and individuals, and provide prime brokerage, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations, endowments and high-net-worth individuals.

Our Asset Management and Securities Services segment is divided into two components: Asset Management and Securities Services.



$2,405
$2,509
$2,858
01 02 03
ASSET MANAGEMENT AND SECURITIES SERVICES NET REVENUES (in millions)
$1,473
$1,653
$1,853
01 02 03
ASSET MANAGEMENT NET REVENUES (in millions)
$932
$856
$1,005
01 02 03
SECURITIES SERVICES NET REVENUES (in millions)

ASSET MANAGEMENT

Asset Management provides investment advisory and financial planning services to a diverse client base of institutions and individuals and generates revenues in the form of management and incentive fees. Assets under management include our mutual funds, separate accounts managed for institutional and individual investors, our merchant banking funds and other alternative investment funds.

SECURITIES SERVICES

Securities Services includes prime brokerage, financing services and securities lending, all of which generate revenues primarily in the form of interest rate spreads or fees.

Financial Information — Table of Contents

Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

Our activities are divided into three segments:

- INVESTMENT BANKING – We provide a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals.
- TRADING AND PRINCIPAL INVESTMENTS – We facilitate customer transactions with a diverse group of corporations, financial institutions, governments and individuals and take proprietary positions through market making in, and trading of, fixed income and equity products, currencies, commodities and derivatives on such products. In addition, we engage in floor-based and electronic market making as a specialist on U.S. equities and options exchanges and we clear customer transactions on major stock, options and futures exchanges worldwide. In connection with our merchant banking and other investment activities, we make principal investments directly and through funds that we raise and manage.
- ASSET MANAGEMENT AND SECURITIES SERVICES – We offer a broad array of investment strategies, advice and planning across all major asset classes to a diverse client base of institutions and individuals, and provide prime brokerage, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations, endowments and high-net-worth individuals.

Unless specifically stated otherwise, all references to 2003, 2002 and 2001 refer to our fiscal years ended, or the dates, as the context requires, November 28, 2003, November 29, 2002 and November 30, 2001, respectively.

When we use the terms "Goldman Sachs," "we," "us" and "our," we mean The Goldman Sachs Group, Inc., a Delaware corporation, and its consolidated subsidiaries.

In this discussion, we have included statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. These statements relate to our future plans and objectives, among other things. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results may differ, possibly materially, from the results indicated in these forward-looking statements. Important factors, among others, that could cause our results to differ, possibly materially, from those indicated in the forward-looking statements are discussed under "—Certain Factors That May Affect Our Business."

EXECUTIVE OVERVIEW

Our diluted earnings per share were $5.87 for 2003, a 46% increase compared with 2002. Return on average tangible shareholders' equity was 19.9%[1] and return on average shareholders' equity was 15.0%. Our results in 2003 reflected strong growth in Trading and Principal Investments, particularly in our Fixed Income, Currency and Commodities (FICC) business, which continued to operate in a favorable environment, generally characterized by low interest rates and narrow credit spreads. Results in our Principal Investments business improved in 2003, aided by an unrealized gain on our investment in the convertible preferred stock of Sumitomo Mitsui Financial Group, Inc. (SMFG). Our Equities business generated higher revenues in 2003, though results in Equities remained well below peak levels. Asset Management and Securities Services produced strong revenue growth, primarily reflecting higher assets under management and higher customer balances in securities and margin lending. In Investment Banking, despite a significant improvement in debt underwriting, we reported a third straight year of decreased revenues and earnings, reflecting declines in industry-wide mergers and acquisitions and equity underwriting activity.

Our operating results in 2003 also reflected a number of trends that have emerged in recent years and may continue in the future. Competitive pressures continued in our Investment Banking business and, in our Equities business, commission rates and spreads continued to

[1] Return on average tangible shareholders' equity is computed by dividing net earnings by average monthly tangible shareholders' equity. See "–Results of Operations" for further information regarding our return on average tangible shareholders' equity calculation.

decline, demand for capital increased and transaction volumes remained at low levels. We did, however, see increased trading and investing opportunities for our clients and ourselves in 2003, in part due to some of the same economic shocks and trends that have created challenging conditions for some of our other businesses in recent years. We increased our market risk in 2003 to take advantage of these perceived opportunities. Finally, in the current regulatory environment, corporations generally and financial services firms in particular have been subject to wide criticism and intense scrutiny and, consequently, the volume and amount of claims against financial intermediaries are increasing. Given the range of litigation and investigations presently under way, our litigation expenses may remain high. For a further discussion of these trends and other factors affecting our businesses, see "—Certain Factors That May Affect Our Business" included herein as well as in our Annual Report on Form 10-K for our 2003 fiscal year.

BUSINESS ENVIRONMENT

As an investment banking, securities and investment management firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. A favorable business environment is generally characterized by low inflation, low and declining interest rates, and strong equity markets. Over the business cycle, these factors provide a positive climate for our investment banking activities, for many of our trading businesses and for wealth creation, which contributes to growth in our asset management businesses. In recent years, we have been operating in a challenging environment for many of our businesses, characterized by equity market declines from record highs, lower levels of corporate activity, and a decline in investor confidence resulting from, among other factors, several highly publicized financial scandals and geopolitical uncertainty. However, in the second half of 2003, the business and economic environment improved somewhat around the world. For a further discussion of how market conditions can affect our businesses, see "—Certain Factors That May Affect Our Business." A further discussion of the business environment in 2003 is set forth below.

GLOBAL – The pace of growth in the global economy improved in the second half of 2003, after a period of subdued growth earlier in the year. Geopolitical factors, particularly relating to the conflict in Iraq, and ongoing concerns about the sustainability of the economic recovery restrained capital spending in the early part of the year. Diminishing concerns and easing global monetary policy led to a stabilization of global activity around midyear, followed by an increase in activity in the second half of 2003. In particular, the U.S. economy showed a sharp increase in economic growth in the second half, helped by fiscal and monetary stimulus. Global equity markets remained generally weak in the early part of the year, but rallied strongly from March, reflecting expectations of an improvement in the economic environment and corporate profitability. The fixed income markets, which generally performed well for a third straight year, were characterized by tightening corporate credit spreads, low interest rates, a steep yield curve and strong customer demand. In the currency markets, the U.S. dollar continued to weaken through the year, falling significantly against most major currencies. Corporate activity, as measured by industry-wide completed mergers and acquisitions and equity underwriting volumes, remained low. However, industry-wide debt origination levels increased significantly from 2002.

UNITED STATES – The U.S. economy grew at a modest pace in the first half of the year, but improved in the second half. Real gross domestic product in the 2003 calendar year rose by approximately 3.1%, with quarterly growth rising from 1.4% (annualized) in the first quarter to over 8% in the third quarter. The U.S. Federal Reserve reduced the federal funds rate target by 25 basis points in June in response to continued economic weakness and the risk of deflation. The easing in monetary conditions, combined with a large fiscal stimulus package and moderating geopolitical uncertainty, contributed to a sharp improvement in economic growth around midyear, as both consumer and investment spending picked up strongly. In addition, high productivity growth restrained labor costs and underpinned a sharp increase in corporate profitability through 2003. Indications from the Federal Reserve that it was prepared to act aggressively to prevent the risk of deflation, contributed to the 10-year U.S. Treasury note yield falling to 45-year lows in June. However, long-term yields subsequently rose significantly as the economic environment improved.

EUROPE – Economic conditions in Europe generally remained weak through most of 2003. Real gross domestic product growth in Europe, which was approximately 1.0% for the 2003 calendar year, was among the weakest in a decade, as firms continued to cut back on investment through much of the year. The Eurozone economies recorded negative growth in the first half of the 2003 calendar year, although a recovery in global activity led to modest economic growth in the second half of the year. The European Central Bank lowered interest rates by 125 basis points in the aggregate between December 2002 and June 2003 in response to continuing economic weakness. The U.K. economy continued to grow at a modest pace, but was stronger than continental Europe, primarily due to increased consumer spending. Improving economic activity in the latter part of the year led the Bank of

England to raise interest rates by 25 basis points in November 2003, after having lowered them by 50 basis points earlier in the year.

ASIA – Japan's economy improved during 2003. Economic growth was supported by improved domestic spending and continued strong export growth to China and other Asian trading partners. Corporate profitability improved and investment spending rose strongly through the year. The Bank of Japan continued to provide substantial liquidity to the market and continued to hold short-term interest rates at zero percent through the year. The Ministry of Finance engaged in substantial intervention in currency markets during the year to limit the strengthening of the yen against other major currencies. Strengthening global and local activity pushed bond yields significantly higher in the second half of the year.

Growth in other Asian economies improved from midyear, after slowing in the second quarter when a number of the region's economies were adversely affected by the spread of the SARS virus. As those adverse effects dissipated and as the pace of the U.S. economic recovery increased, growth in the region improved. China's growth remained very strong through 2003. While the adverse effects of the SARS virus led to a temporary slowdown in the Chinese economy in the second quarter, the pace of growth accelerated sharply in the second half of 2003, driven in part by very rapid growth in investment spending. Strong demand growth in China provided substantial support to other economies in the region and to several global commodities markets.

CERTAIN FACTORS THAT MAY AFFECT OUR BUSINESS

We face a variety of risks that are substantial and inherent in our businesses, including market, liquidity, credit, operational, legal and regulatory risks. For a discussion of how management seeks to manage some of these risks, see "—Risk Management." A summary of some of the important factors that could affect our business follows below. For a further discussion of these and other important factors that could affect our business, see "Business—Certain Factors That May Affect Our Business" in our Annual Report on Form 10-K for our 2003 fiscal year.

MARKET CONDITIONS AND MARKET RISK – Our businesses are materially affected by conditions in the global financial markets and economic conditions generally. Although business conditions improved somewhat in the second half of 2003, in recent years we have been operating in a very challenging environment: the number and size of equity underwritings and mergers and acquisitions transactions have declined significantly; the equities markets in the United States and elsewhere have been volatile and at levels below their record highs; investors have exhibited concerns over the integrity of the U.S. financial markets as a result of highly publicized financial and mutual fund scandals; and the attention of management of many clients has been diverted from capital-raising transactions and acquisitions and dispositions in part as a result of corporate governance regulations, such as the Sarbanes-Oxley Act of 2002, and related uncertainty in capital markets.

Adverse or uncertain economic and market conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability in many ways, including the following:

- Industry-wide declines in the size and number of equity underwritings and mergers and acquisitions and increased price competition may continue to have an adverse effect on our revenues and, because we may be unable to reduce expenses correspondingly, our profit margins.
- We have been committing increasing amounts of capital in many of our businesses and generally maintain large trading, specialist and investment positions. Market fluctuations and volatility may adversely affect the value of those positions or may reduce our willingness to enter into some new transactions.
- We have been operating in a low or declining interest rate market for the past several years. Increasing or high interest rates and/or widening credit spreads, especially if such changes are rapid, may create a less favorable environment for certain of our businesses.
- If any of the variety of instruments and strategies we utilize to hedge or otherwise manage our exposure to various types of risk are not effective, we may incur losses. Our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.
- The volume of transactions that we execute for our customers and as a specialist may decline, which would reduce the revenues we receive from commissions and spreads. In our specialist businesses, we are obligated by stock exchange rules to maintain an orderly market, including by purchasing shares in a declining market. This may result in trading losses and an increased need for liquidity. Further weakness in global equities markets, the trading of securities in multiple markets and on multiple exchanges, and the ongoing New York Stock Exchange (NYSE) and Securities and

Exchange Commission (SEC) investigations into the stock specialist business could adversely impact our trading businesses and impair the value of our goodwill and identifiable intangible assets. For a further discussion of our goodwill and identifiable intangible assets, see "—Critical Accounting Policies—Goodwill and Identifiable Intangible Assets."

- Reductions in the level of the equities markets also tend to reduce the value of our clients' portfolios, which in turn may reduce the fees we earn for managing assets. Even in the absence of uncertain or unfavorable economic or market conditions, investment performance by our asset management business below the performance of benchmarks or competitors could result in a decline in assets under management and therefore in the incentive and management fees we receive.

CREDIT RISK – We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. The amount and duration of our credit exposures have been increasing over the past several years, as has the breadth of the entities to which we have credit exposure. As a clearing member firm, we finance our customer positions and we could be held responsible for the defaults or misconduct of our customers. In addition, we have experienced, due to competitive factors, pressure to extend credit and price more aggressively the credit risks we take. In particular, corporate clients sometimes seek to require credit commitments from us in connection with investment banking and other assignments. Although we regularly review credit exposures to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect Goldman Sachs.

LIQUIDITY RISK – Liquidity (i.e., ready access to funds) is essential to our businesses. Our liquidity could be impaired by an inability to access secured and/or unsecured debt markets, an inability to access funds from our subsidiaries or an inability to sell assets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital markets or trigger our obligations under certain bilateral provisions in some of our trading and collateralized financing contracts. Under such provisions, counterparties could be permitted to terminate contracts with Goldman Sachs or require us to post additional collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. For a discussion of the potential impact on Goldman Sachs of a reduction in our credit ratings, see "—Capital and Funding—Credit Ratings."

OPERATIONAL AND INFRASTRUCTURE RISK – Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly complex. Shortcomings or failures in our internal processes, people or systems could lead to, among other consequences, financial loss and reputational damage. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by Goldman Sachs or third parties with which we conduct business.

LEGAL AND REGULATORY RISK – Substantial legal liability or a significant regulatory action against Goldman Sachs could have material adverse financial effects or cause significant reputational harm to Goldman Sachs, which in turn could seriously harm our business prospects. We face significant legal risks in our businesses, and the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial intermediaries have been increasing. For a discussion of how we account for our legal and regulatory exposures, see "—Use of Estimates."

CRITICAL ACCOUNTING POLICIES

Fair Value

"Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statements of financial condition are carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in our results of operations. The use of fair value to measure these financial instruments, with related unrealized gains and losses recognized immediately in our results of operations, is fundamental to our financial statements and is our most critical accounting policy. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, we separate our financial instruments into three categories – cash (i.e., nonderivative) trading instruments, derivative contracts and principal investments, as set forth in the following table:

FINANCIAL INSTRUMENTS BY CATEGORY

(IN MILLIONS)	AS OF NOVEMBER			
	2003		2002	
	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE
Cash trading instruments	**$110,157**	**$ 60,813**	$ 85,791	$44,552
Derivative contracts	**45,733**	**41,886**	42,205	38,921
Principal investments	**3,755**[1]	**—**	1,779	—
Total	**$159,645**	**$102,699**	$129,775	$83,473

[1] Excludes assets of $1.07 billion in employee-owned merchant banking funds that were consolidated in 2003.

CASH TRADING INSTRUMENTS – The fair values of cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with a reasonable level of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, other sovereign government obligations, liquid mortgage products, investment-grade corporate bonds, listed equities, money market securities, state, municipal and provincial obligations, and physical commodities.

Certain cash trading instruments trade infrequently and, therefore, have little or no price transparency. Such instruments may include certain high-yield debt, corporate bank loans, mortgage whole loans and distressed debt. We value these instruments using methodologies such as the present value of known or estimated cash flows and generally do not adjust underlying valuation assumptions unless there is substantive evidence supporting a change in the value of the underlying instrument or valuation assumptions (such as similar market transactions, changes in financial ratios and changes in the credit ratings of the underlying companies).

The following table sets forth the valuation of our cash trading instruments by level of price transparency:

CASH TRADING INSTRUMENTS BY PRICE TRANSPARENCY

(IN MILLIONS)	AS OF NOVEMBER			
	2003		2002	
	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE	FINANCIAL INSTRUMENTS OWNED, AT FAIR VALUE	FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED, AT FAIR VALUE
Quoted prices or alternative pricing sources with reasonable price transparency	**$102,306**	**$60,673**	$81,125	$44,357
Little or no price transparency	**7,851**	**140**	4,666	195
Total	**$110,157**	**$60,813**	$85,791	$44,552

Cash trading instruments we own (long positions) are marked to bid prices and instruments we have sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, our valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

DERIVATIVE CONTRACTS – Derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives. The following table sets forth the fair value of our exchange-traded and OTC derivative assets and liabilities:

DERIVATIVE ASSETS AND LIABILITIES

	AS OF NOVEMBER			
	2003		2002	
(IN MILLIONS)	**ASSETS**	**LIABILITIES**	ASSETS	LIABILITIES
Exchange-traded derivatives	**$ 5,182**	**$ 6,339**	$ 8,911	$ 8,630
OTC derivatives	**40,551**	**35,547**	33,294	30,291
Total[1]	**$45,733**	**$41,886**	$42,205	$38,921

[1] The fair values of our derivative assets and liabilities include cash we have paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements) and may change significantly from period to period based on, among other factors, changes in our trading positions and market movements.

The fair values of our exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. We use a variety of valuation models including the present value of known or estimated cash flows, option-pricing models and option-adjusted spread models. The valuation models that we use to derive the fair values of our OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs.

At the inception of an OTC derivative contract (day one), we value the contract at the model value if we can verify all of the significant model inputs to observable market data and verify the model value to market transactions. When appropriate, valuations are adjusted to take account of various factors such as liquidity, bid/offer and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

Where we cannot verify all of the significant model inputs to observable market data and verify the model value to market transactions, we value the contract at the transaction price at inception and, consequently, record no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." For a further discussion of EITF Issue No. 02-3, see Note 2 to the consolidated financial statements.

Following day one, we adjust the inputs to our valuation models only to the extent that changes in such inputs can be verified by similar market transactions, third-party pricing services and/or broker quotes or can be derived from other substantive evidence such as empirical market data. In circumstances where we cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

The following tables set forth the fair values of our OTC derivative assets and liabilities by product and by remaining contractual maturity:

OTC DERIVATIVES

(IN MILLIONS)

	AS OF NOVEMBER 2003					
ASSETS	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL
Contract type						
Interest rates	**$1,470**	**$ 160**	**$ 4,017**	**$4,332**	**$ 9,541**	**$19,520**
Currencies	**5,486**	**1,230**	**4,069**	**1,842**	**897**	**13,524**
Commodities	**1,538**	**645**	**1,648**	**473**	**159**	**4,463**
Equities	**1,276**	**637**	**675**	**329**	**127**	**3,044**
Total	**$9,770**	**$2,672**	**$10,409**	**$6,976**	**$10,724**	**$40,551**

LIABILITIES	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL
Contract type						
Interest rates	**$ 2,026**	**$ 381**	**$3,896**	**$2,894**	**$2,475**	**$11,672**
Currencies	**5,993**	**1,121**	**2,951**	**2,949**	**828**	**13,842**
Commodities	**2,059**	**921**	**1,461**	**232**	**183**	**4,856**
Equities	**3,267**	**669**	**1,027**	**182**	**32**	**5,177**
Total	**$13,345**	**$3,092**	**$9,335**	**$6,257**	**$3,518**	**$35,547**

	AS OF NOVEMBER 2002					
ASSETS	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL
Contract type						
Interest rates	$ 864	$ 536	$6,266	$4,983	$9,281	$21,930
Currencies	2,955	917	1,007	486	211	5,576
Commodities	1,200	632	1,145	185	11	3,173
Equities	1,386	492	673	63	1	2,615
Total	$6,405	$2,577	$9,091	$5,717	$9,504	$33,294

LIABILITIES	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL
Contract type						
Interest rates	$1,084	$ 393	$ 6,870	$5,556	$2,291	$16,194
Currencies	3,134	751	1,478	935	603	6,901
Commodities	1,432	836	977	62	2	3,309
Equities	1,958	938	844	147	—	3,887
Total	$7,608	$2,918	$10,169	$6,700	$2,896	$30,291

Price transparency for OTC derivative model inputs varies depending on, among other factors, product type, maturity and the complexity of the contract. Price transparency for interest rate and currency contracts varies by the underlying currencies, with the currencies of the leading industrialized nations having the most price transparency. Price transparency for commodity contracts varies by type of underlying commodity. Price transparency for equity contracts varies by market, with the equity markets of the leading industrialized nations having the most price transparency. For more complex structures, price transparency is inherently more limited because they often combine one or more product types, requiring additional inputs such as correlations and volatilities.

PRINCIPAL INVESTMENTS – In valuing our corporate and real estate principal investments, we separate our portfolio into investments in private companies and investments in public companies, including our investment in the convertible preferred stock of SMFG. The following table sets forth the carrying value of our principal investments portfolio:

PRINCIPAL INVESTMENTS

	AS OF NOVEMBER					
	2003			2002		
(IN MILLIONS)	CORPORATE	REAL ESTATE	TOTAL	CORPORATE	REAL ESTATE	TOTAL
Private	**$1,054**	**$757**	**$1,811**	$ 881	$736	$1,617
Public	**219**	**42**	**261**	154	8	162
SMFG convertible preferred stock[1]	**1,683**	**—**	**1,683**	—	—	—
Total	**$2,956**	**$799**	**$3,755**[2]	$1,035	$744	$1,779

[1] The fair value of our Japanese yen-denominated investment in SMFG convertible preferred stock includes the effect of foreign exchange revaluation. We hedge our economic exposure to exchange rate movements on our investment in SMFG by borrowing Japanese yen. Foreign exchange revaluation on the investment and the related borrowing are generally equal and offsetting. For example, if the Japanese yen appreciates against the U.S. dollar, the U.S. dollar carrying value of our SMFG investment will increase and the U.S. dollar value of the related borrowing will also increase by an equal and offsetting amount.

[2] Excludes assets of $1.07 billion in employee-owned merchant banking funds that were consolidated in 2003.

Our private principal investments, by their nature, have little to no price transparency. Such investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made, in the absence of third-party transactions, if we determine that the expected realizable value of the investment is less than the carrying value. In reaching that determination, we consider many factors including, but not limited to, the operating cash flows and financial performance of the companies or properties relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Our public principal investments, which tend to be large, concentrated holdings that resulted from initial public offerings or other corporate transactions, are valued using quoted market prices discounted for restrictions on sale. If liquidating a position is reasonably expected to affect market prices, valuations are adjusted accordingly based on predetermined written policies.

Our investment in the convertible preferred stock of SMFG is carried at fair value, which is derived from a model that incorporates SMFG's common stock price and credit spreads, the impact of transfer restrictions on our investment and the downside protection on the conversion strike price. The fair value of our investment is particularly sensitive to movements in the SMFG common stock price. Since February 7, 2003, the date of our investment in the convertible preferred stock of SMFG, the fair value of our investment increased 23% (expressed in Japanese yen), primarily due to a 66% increase in the SMFG common stock price. As a result of transfer restrictions and the downside protection on the conversion strike price, the relationship between changes in the fair value of our investment and changes in SMFG's common stock price is nonlinear.

CONTROLS OVER VALUATION OF FINANCIAL INSTRUMENTS – Proper controls, independent of the trading and principal investing functions, are fundamental to ensuring that our financial instruments are appropriately and consistently valued and that fair value measurements are reliable. This is particularly important in valuing instruments with lower levels of price transparency.

We employ an oversight structure that includes appropriate segregation of duties. Senior management, independent of the trading functions, is responsible for the oversight of control and valuation policies and procedures and reporting the results of such work to the Audit Committee. We seek to maintain the necessary resources, with the appropriate experience and training, to ensure that control and independent price verification functions are performed to the highest standards. In addition, we employ procedures for the approval of new transaction types and markets, independent price verification, review of daily profit and loss, and review of valuation models by personnel with appropriate technical knowledge of relevant markets and products. For a further discussion of how we manage the risks inherent in our trading and principal investing businesses, see "—Risk Management."

Goodwill and Identifiable Intangible Assets

As a result of our business combinations, principally with SLK LLC (SLK) in fiscal 2000, we have acquired goodwill and identifiable intangible assets. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date.

GOODWILL – We test the goodwill in each of our operating segments for impairment at least annually in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," by comparing the estimated fair value of each operating segment with its estimated net book value. We derive the fair value of each of our operating segments primarily based on earnings multiples. We derive the net book value of our operating segments by estimating the amount of shareholders' equity required to support the assets of each operating segment. Our last annual impairment test was performed during our fiscal 2003 fourth quarter and no impairment was identified.

The following table sets forth the carrying value of our goodwill by operating segment:

GOODWILL BY OPERATING SEGMENT

	AS OF NOVEMBER	
(IN MILLIONS)	**2003**	2002
Investment Banking		
Financial Advisory	**$ —**	$ —
Underwriting	**125**	123
Trading and Principal Investments		
FICC	**117**	117
Equities[1]	**2,384**	2,374
Principal Investments	**—**	—
Asset Management and Securities Services		
Asset Management	**419**[2]	128
Securities Services	**117**	117
Total	**$3,162**	$2,859

[1] Primarily related to our combinations with SLK and The Hull Group.

[2] Primarily related to our combination with The Ayco Company, L.P. (Ayco).

IDENTIFIABLE INTANGIBLE ASSETS – We amortize our identifiable intangible assets over their estimated useful lives in accordance with SFAS No. 142, and test for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the expected undiscounted cash flows relating to the asset or asset group are less than the corresponding carrying value.

During our fiscal fourth quarter, the American Stock Exchange, the Chicago Board Options Exchange and the Philadelphia Stock Exchange all announced proposed restructuring plans and continued to experience loss of market share to the International Securities Exchange, which became the leading U.S. options exchange during 2003. Consequently, we tested our related option specialist rights for impairment during the fourth quarter, and recognized an impairment charge of $133 million. The estimated fair value of the option specialist rights was derived from expected discounted cash flows. We also surrendered certain option specialist rights in earlier quarters, recognizing total charges of $20 million.

The following table sets forth the carrying value and range of remaining useful lives of our identifiable intangible assets by major asset class:

IDENTIFIABLE INTANGIBLE ASSETS BY ASSET CLASS

	AS OF NOVEMBER		
	2003		2002
($ IN MILLIONS)	CARRYING VALUE	RANGE OF REMAINING USEFUL LIVES (IN YEARS)	CARRYING VALUE
Customer lists	**$ 880**[1]	**8 – 21**	$ 765
NYSE specialist rights	**636**	**24 – 26**	666
Option and exchange-traded fund (ETF) specialist rights	**130**	**2 – 24**	291
Other	**174**[2]	**4 – 9**	258
Total	**$1,820**		$1,980

[1] Includes primarily our clearance and execution and Nasdaq customer lists acquired in our combination with SLK and financial counseling customer lists acquired in our combination with Ayco.

[2] Includes primarily technology-related assets acquired in our combination with SLK.

A prolonged period of weakness in global equity markets, the trading of securities in multiple markets and on multiple exchanges, and the ongoing NYSE and SEC investigations into the stock specialist business could adversely impact our businesses and impair the value of our goodwill and/or identifiable intangible assets. In addition, an announced restructuring by the NYSE or any other exchange on which we hold specialist rights or an adverse action or assessment by a regulator could indicate a potential impairment of the associated identifiable intangible assets.

USE OF ESTIMATES

The use of generally accepted accounting principles requires management to make certain estimates. In addition to the estimates we use in connection with fair value measurements and the accounting for goodwill and identifiable intangible assets, the use of estimates is also important in determining provisions for potential losses that may arise from litigation and regulatory proceedings.

We provide for potential losses that may arise out of litigation and regulatory proceedings to the extent that such losses are probable and can be estimated, in accordance with SFAS No. 5, "Accounting for Contingencies." Our total liability in respect of litigation and regulatory proceedings, which is determined on a case-by-case basis, represents our best estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. However, significant judgment is required in making this estimate and our final liability may turn out to be materially different. During 2003, we recorded provisions of $159 million in respect of a number of litigation and regulatory proceedings. See "Legal Proceedings" in our Annual Report on Form 10-K for our 2003 fiscal year for information on our judicial, regulatory and arbitration proceedings.

RESULTS OF OPERATIONS

The composition of our net revenues has varied over time as financial markets and the scope of our operations have changed. The composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions. For a further discussion of the impact of economic and market conditions on our results of operations, see "— Business Environment" and "— Certain Factors That May Affect Our Business."

Financial Overview

The following table sets forth an overview of our financial results:

FINANCIAL OVERVIEW

($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2003	2002	2001
Net revenues	**$16,012**	$13,986	$15,811
Pre-tax earnings	**4,445**	3,253	3,696
Net earnings	**3,005**	2,114	2,310
Diluted earnings per share	**5.87**	4.03	4.26
Return on average shareholders' equity [1]	**15.0%**	11.3%	13.0%
Return on average tangible shareholders' equity [2]	**19.9%**	15.3%	17.8%

[1] Return on average shareholders' equity is computed by dividing net earnings by average monthly shareholders' equity.

[2] Tangible shareholders' equity equals total shareholders' equity less goodwill and identifiable intangible assets. We believe that return on average tangible shareholders' equity is a meaningful measure of our financial performance because it reflects the return on equity deployed in our businesses. Return on average tangible shareholders' equity is computed by dividing net earnings by average monthly tangible shareholders' equity. The following table sets forth the reconciliation of average shareholders' equity to average tangible shareholders' equity:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2003	2002	2001
Average shareholders' equity	**$20,031**	$18,659	$17,704
Deduct: Average goodwill and identifiable intangible assets	**(4,932)**	(4,837)	(4,727)
Average tangible shareholders' equity	**$15,099**	$13,822	$12,977

NET REVENUES

2003 VERSUS 2002 – Our net revenues were $16.01 billion in 2003, an increase of 14% compared with 2002, primarily reflecting higher net revenues in Trading and Principal Investments. The increase in Trading and Principal Investments net revenues was primarily driven by FICC, which operated in a generally favorable environment throughout the year, and by Principal Investments, which included an unrealized gain on our investment in the convertible preferred stock of SMFG. Net revenues in Asset Management and Securities Services increased 14% compared with 2002, primarily reflecting higher assets under management and higher customer balances in Securities Services. Net revenues in Investment Banking declined 4% compared with 2002, due to generally lower levels of corporate activity. For a further discussion of our net revenues, see "—Operating Results by Segment."

2002 VERSUS 2001 – Our net revenues were $13.99 billion in 2002, a decrease of 12% compared with 2001, primarily reflecting lower net revenues in Investment Banking and Trading and Principal Investments. Net revenues in Investment Banking and Trading and Principal Investments decreased 26% and 10%, respectively, compared with 2001, primarily reflecting a difficult economic and business environment, characterized by continued weakness in equity markets and generally lower levels of corporate activity. Net revenues in Asset Management and Securities Services increased 4% compared with 2001, primarily reflecting higher assets under management, partially offset by lower net revenues in Securities Services. For a further discussion of our net revenues, see "—Operating Results by Segment."

OPERATING EXPENSES

Our operating expenses are primarily influenced by compensation, headcount and levels of business activity. A substantial portion of our compensation expense represents discretionary bonuses, with our overall compensation and benefits expenses generally targeted at 50% (plus or minus a few percentage points) of consolidated net revenues. In addition to the level of net revenues, our compensation expense in any given year is also influenced by, among other factors, prevailing labor markets, business mix and the structure of our equity-based compensation programs.

The following table sets forth our operating expenses and number of employees:

OPERATING EXPENSES AND EMPLOYEES

($ IN MILLIONS)	YEAR ENDED NOVEMBER		
	2003	2002	2001
Compensation and benefits	**$ 7,393**	$ 6,744	$ 7,700
Amortization of employee initial public offering and acquisition awards	**122**	293	464
Non-compensation expenses	**4,052**	3,696	3,951
Total operating expenses	**$11,567**	$10,733	$12,115
Employees at year end[1]	**19,476[2]**	19,739	22,677

[1] Excludes employees of Goldman Sachs' property management subsidiaries. Substantially all of the costs of these employees are reimbursed to Goldman Sachs by the real estate investment funds to which these companies provide property management and loan services.

[2] Includes 1,037 employees associated with our combination with Ayco, a provider of fee-based financial counseling in the United States, in July 2003.

2003 VERSUS 2002 – Operating expenses were $11.57 billion for 2003, 8% above 2002. Compensation and benefits expenses of $7.39 billion increased 10% compared with the prior year, with higher discretionary compensation more than offsetting lower levels of employment. The ratio of compensation and benefits to net revenues for 2003 was 46%, down from 48% for 2002, in part reflecting lower employment levels in 2003, which decreased 1% compared with November 2002. Excluding 1,037 employees associated with our combination with Ayco, employment levels were down 7% from November 2002. Effective for fiscal 2003, we began to account for stock-based compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," using the prospective adoption method. The adoption of the recognition provisions of SFAS No. 123 did not have a material effect on our results of operations, principally because substantially all of the employee equity-based compensation granted for 2003 was in the form of restricted stock units. See Note 2 and Note 12 to the consolidated financial statements for further information regarding our stock-based compensation.

Non-compensation-related expenses of $4.05 billion for 2003 increased 10% compared with 2002. This increase was primarily due to (i) higher professional services and other expenses, which included provisions of $159 million for a number of litigation and regulatory proceedings; (ii) increased amortization of identifiable intangible assets, reflecting impairment charges of $188 million, primarily in respect of option specialist rights; and (iii) exit costs of $153 million associated with reductions in our global office space. These exit costs were primarily reflected in occupancy expenses, with the balance in depreciation and amortization expenses. Excluding the aggregate charges of $500 million described above, our non-compensation expenses declined slightly compared with 2002, reflecting lower depreciation and amortization, communications and technology, and market development expenses, and brokerage, clearing and exchange fees. These expense declines were primarily due to the impact of reduced employment levels, lower levels of business activity and continued cost-containment discipline. See "—Critical Accounting Policies—Goodwill and Identifiable Intangible Assets" for a discussion of our impairment charges in respect of option specialist rights and "—Capital and Funding—Contractual Obligations and Contingent Commitments" for a discussion of our excess office space.

Throughout 2003, we maintained our focus on cost containment in light of the continued challenging environment for certain of our businesses. We reduced employment levels and continued to closely manage our non-compensation expenses through expense-reduction initiatives first implemented in 2001. These initiatives were largely focused on reducing expenses in areas such as travel and entertainment, advertising, consulting, telecommunications and occupancy-related services. In addition, we continued to defer or scale back some of our noncritical capital reinvestment plans in order to limit growth in our depreciation and amortization expenses.

2002 VERSUS 2001 – Operating expenses of $10.73 billion for 2002 decreased 11% compared with 2001. Compensation and benefits expenses of $6.74 billion decreased 12% compared with 2001, primarily due to lower discretionary compensation, reduced employment levels, and lower consultants and temporary staff expense. The ratio of compensation and benefits to net revenues for 2002 was 48% compared with 49% for 2001. Employment levels decreased 13% from November 2001. Employee equity-based compensation granted for 2002 included roughly equal amounts of restricted stock units and stock options. See Note 2 and Note 12 to the consolidated financial statements for further information regarding our stock-based compensation.

Non-compensation-related expenses of $3.70 billion for 2002 decreased 6% compared with 2001. Excluding amortization of goodwill and identifiable intangible assets, these expenses decreased 3% compared with 2001, primarily reflecting lower market development and communications and technology expenses due to the continued impact of expense-reduction initiatives first implemented in 2001, reduced employment levels and lower levels of business activity. These reductions were partially offset by higher occupancy expenses primarily related to new leases and one-time costs related to the postponement of construction plans for a smaller facility adjacent to our office building in Jersey City, New Jersey. Amortization of goodwill and identifiable intangible assets was lower than in 2001, reflecting the adoption of the goodwill non-amortization provisions of SFAS No. 142.

PROVISION FOR TAXES

The effective income tax rate for 2003 was 32.4%, down from 35.0% for 2002. The lower effective income tax rate reflected an increase in tax credits and a decrease in state and local taxes. The effective income tax rate for 2002 was 35.0%, down from 37.5% in 2001. The decline in the effective income tax rate for 2002 compared with 2001 was primarily due to a change in our geographic earnings mix combined with ongoing efforts to convert major operating subsidiaries around the world to corporate form and an increase in tax-exempt income and tax credits.

Our effective income tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings and the level of our tax credits. These same and other factors, including our history of pre-tax earnings, are taken into account in assessing our ability to realize our net deferred tax assets. See Note 13 to the consolidated financial statements for further information regarding our provision for taxes.

Operating Results by Segment

The following table sets forth the net revenues, operating expenses and pre-tax earnings of our segments:

OPERATING RESULTS BY SEGMENT

		YEAR ENDED NOVEMBER		
(IN MILLIONS)		**2003**	2002	2001
Investment Banking	Net revenues	**$ 2,711**	$ 2,830	$ 3,836
	Operating expenses	**2,504**	2,454	3,117
	Pre-tax earnings	**$ 207**	$ 376	$ 719
Trading and Principal Investments	Net revenues	**$10,443**	$ 8,647	$ 9,570
	Operating expenses	**6,938**	6,505	7,310
	Pre-tax earnings	**$ 3,505**	$ 2,142	$ 2,260
Asset Management and Securities Services	Net revenues	**$ 2,858**	$ 2,509	$ 2,405
	Operating expenses	**1,890**	1,562	1,325
	Pre-tax earnings	**$ 968**	$ 947	$ 1,080
Total	Net revenues	**$16,012**	$13,986	$15,811
	Operating expenses[1]	**11,567**	10,733	12,115
	Pre-tax earnings	**$ 4,445**	$ 3,253	$ 3,696

[1] Includes the following expenses that have not been allocated to our segments: (i) the amortization of employee initial public offering awards of $80 million, $212 million and $363 million for the years ended November 2003, November 2002 and November 2001, respectively, and (ii) provisions for a number of litigation and regulatory proceedings of $155 million for the year ended November 2003.

We made certain changes to our segment reporting structure in 2003. These changes included:

- reclassifying equity commissions and clearing and execution fees from the Commissions component of the Asset Management and Securities Services segment to the Equities component of the Trading and Principal Investments segment;
- reclassifying merchant banking overrides from the Commissions component of the Asset Management and Securities Services segment to the Principal Investments component of the Trading and Principal Investments segment; and
- reclassifying the matched book businesses from the Securities Services component of the Asset Management and Securities Services segment to the FICC component of the Trading and Principal Investments segment.

These reclassifications did not affect our previously reported consolidated results of operations. Prior period segment operating results have been changed to conform to the new segment reporting structure.

Net revenues in our segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. See Note 15 to the consolidated financial statements for further information regarding our segments.

The cost drivers of Goldman Sachs taken as a whole—compensation, headcount and levels of business activity—are broadly similar in each of our business segments. Compensation expenses within our segments reflect, among other factors, the performance of individual business units as well as the overall performance of Goldman Sachs. Consequently, pre-tax margins in one segment of our business may be significantly affected by the performance of our other business segments. For example, despite the decline in net revenues in our Investment Banking segment in 2003, compensation expenses increased, reflecting in part our strong overall performance. A discussion of segment operating results follows below.

INVESTMENT BANKING

Our Investment Banking segment is divided into two components:

- FINANCIAL ADVISORY – Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs.
- UNDERWRITING – Underwriting includes public offerings and private placements of equity and debt instruments.

The following table sets forth the operating results of our Investment Banking segment:

INVESTMENT BANKING OPERATING RESULTS

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	**2003**	2002	2001
Financial Advisory	**$1,202**	$1,499	$2,070
Equity Underwriting	**678**	734	983
Debt Underwriting	**831**	597	783
Total Underwriting	**1,509**	1,331	1,766
Total net revenues	**2,711**	2,830	3,836
Operating expenses	**2,504**	2,454	3,117
Pre-tax earnings	**$ 207**	$ 376	$ 719

2003 VERSUS 2002 – Net revenues in Investment Banking of $2.71 billion for 2003 decreased 4% compared with 2002. Net revenues in Financial Advisory of $1.20 billion decreased 20% from the prior year, primarily reflecting a decline in industry-wide completed mergers and acquisitions. Net revenues in our Underwriting business of $1.51 billion increased 13%, reflecting an increase in industry-wide debt new issuance activity. Equity Underwriting net revenues decreased compared with 2002, primarily reflecting a decline in industry-wide total equity underwriting volume, including initial public offerings, partially offset by higher net revenues from convertible issuances. The reduction in Investment Banking net revenues reflects lower levels of activity in the industrial and financial institutions sectors, partially offset by increased activity in the healthcare and natural resources sectors. Our investment banking backlog at the end of 2003 was slightly higher than at the end of 2002.[1]

Operating expenses were $2.50 billion in 2003, 2% higher than 2002, primarily due to increased compensation and benefits expenses, with higher discretionary compensation more than offsetting the impact of lower levels of employment. The increase in discretionary compensation in Investment Banking reflects, among other factors, the overall performance of Goldman Sachs, continued strong relative performance in the business (as evidenced by our high rankings and market share), as well as the somewhat improved business environment at the end of 2003. Operating expenses also increased due to intangible asset impairment charges in respect of certain distribution rights and higher occupancy expenses,

[1] Our investment banking backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

primarily related to exit costs associated with reductions in our global office space. These expense increases were partially offset by lower market development and communications and technology expenses, reflecting the impact of reduced employment levels, lower levels of business activity and continued cost-containment discipline. Pre-tax earnings of $207 million in 2003 decreased 45% compared with 2002.

2002 VERSUS 2001 – Net revenues in Investment Banking of $2.83 billion for 2002 decreased 26% compared with 2001. Net revenues in Financial Advisory of $1.50 billion decreased 28% from 2001, reflecting a decline in industry-wide completed mergers and acquisitions. Net revenues in our Underwriting business of $1.33 billion decreased 25%, primarily reflecting a decline in industry-wide total equity underwriting volume, including initial public offerings, as well as a decline in Goldman Sachs' market share in global debt underwriting. The reduction in Investment Banking net revenues was primarily due to lower levels of activity across all sectors, particularly technology, media and telecommunications, natural resources and healthcare. Our investment banking backlog at the end of 2002 was significantly lower than at the end of 2001.[1]

Operating expenses were $2.45 billion in 2002, 21% lower than 2001, primarily due to decreased compensation and benefits expenses, reflecting lower discretionary compensation and lower employment levels. Market development and communications and technology expenses also decreased, reflecting the continued impact of expense-reduction initiatives first implemented in 2001, reduced employment levels and lower levels of business activity. Pre-tax earnings of $376 million in 2002 decreased 48% compared with 2001.

TRADING AND PRINCIPAL INVESTMENTS

Our Trading and Principal Investments segment is divided into three components:

- FICC – We make markets in and trade interest rate and credit products, mortgage-backed securities and loans, currencies and commodities, structure and enter into a wide variety of derivative transactions, and engage in proprietary trading.
- EQUITIES – We make markets in, act as a specialist for, and trade equities and equity-related products, structure and enter into equity derivative transactions, and engage in proprietary trading. We also execute and clear customer transactions on major stock, options and futures exchanges worldwide.
- PRINCIPAL INVESTMENTS – Principal Investments primarily represents net revenues from our merchant banking investments, including the increased share of the income and gains derived from our merchant banking funds when the return on a fund's investments exceeds certain threshold returns (merchant banking overrides), as well as unrealized gains or losses on our investment in the convertible preferred stock of SMFG.

Substantially all of our inventory is marked-to-market daily and, therefore, its value and our net revenues are subject to fluctuations based on market movements. In addition, net revenues derived from our principal investments in privately held concerns and in real estate may fluctuate significantly depending on the revaluation or sale of these investments in any given period. We also regularly enter into large transactions as part of our trading businesses. The number and size of such transactions may affect our results of operations in a given period.

In January 2002, we began to implement a new fee-based pricing structure in our Nasdaq trading business. Previously we did not charge explicit fees in this business but rather earned market-making revenues based generally on the difference between bid and ask prices. Such market-making net revenues are reported in our Equities Trading results. As a result of the change to the fee-based pricing structure, a substantial portion of our Nasdaq net revenues is reported in Equities Commissions. Both market-making revenues and explicit fees from our Nasdaq business are reported in "Trading and principal investments" in the consolidated statements of earnings.

Net revenues from Principal Investments do not include management fees generated from our merchant banking funds. These management fees are included in the net revenues of the Asset Management and Securities Services segment.

[1] Our investment banking backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

The following table sets forth the operating results of our Trading and Principal Investments segment:

TRADING AND PRINCIPAL INVESTMENTS OPERATING RESULTS

(IN MILLIONS)	YEAR ENDED NOVEMBER 2003	2002	2001
FICC	**$ 5,596**	$4,680	$4,272
Equities Trading	**1,738**	1,008	2,923
Equities Commissions	**2,543**	2,994	2,603
Total Equities	**4,281**	4,002	5,526
Principal Investments	**566**	(35)	(228)
Total net revenues	**10,443**	8,647	9,570
Operating expenses	**6,938**	6,505	7,310
Pre-tax earnings	**$ 3,505**	$2,142	$2,260

2003 VERSUS 2002 – Net revenues in Trading and Principal Investments of $10.44 billion for 2003 increased 21% compared with 2002. FICC net revenues of $5.60 billion increased 20% compared with 2002, primarily due to higher net revenues in credit products, as well as improved performances in interest rate products, commodities and mortgages, partially offset by lower net revenues in currencies, which performed particularly well in 2002. During 2003, FICC operated in a generally favorable environment characterized by tightening corporate credit spreads, low interest rates, a steep yield curve and strong customer demand. Equities net revenues of $4.28 billion increased 7% compared with 2002, primarily due to higher net revenues in principal strategies.[1] This increase was partially offset by lower net revenues in our global equities product groups[2], primarily reflecting lower commission volumes and clearance and execution fees in our U.S. shares business. Principal Investments recorded net revenues of $566 million, which included an unrealized gain related to our convertible preferred stock investment in SMFG of $293 million (net of unrealized foreign exchange losses on the Japanese yen-denominated borrowing funding this investment), gains from real estate and other corporate principal investments, as well as the recognition of merchant banking overrides.

Operating expenses were $6.94 billion in 2003, 7% higher than 2002, primarily due to increased compensation and benefits expenses, with higher discretionary compensation, reflecting increased net revenues, more than offsetting the impact of lower levels of employment. Operating expenses also increased due to intangible asset impairment charges in respect of option specialist rights, higher professional services and other expenses, and higher occupancy expenses, primarily related to exit costs associated with reductions in our global office space. These expense increases were partially offset by lower communications and technology expenses, depreciation and amortization expenses, brokerage, clearing and exchange fees, and market development expenses, reflecting the impact of reduced employment levels, lower levels of business activity and continued cost-containment discipline. Pre-tax earnings of $3.51 billion in 2003 increased 64% compared with 2002.

2002 VERSUS 2001 – Net revenues in Trading and Principal Investments of $8.65 billion for 2002 decreased 10% compared with 2001. FICC net revenues of $4.68 billion increased 10% compared with 2001, reflecting strong performances in currencies, interest rate products and mortgages, partially offset by decreased net revenues in commodities. Net revenues in Equities of $4.00 billion decreased 28% compared with 2001, primarily reflecting lower net revenues in our global equities product groups[2], particularly in our shares businesses, which were affected by continued weakness in the equities markets and the negative effect of a single block trade in the first quarter of 2002. In addition, equity derivatives net revenues and clearance fees within our global equities product groups were lower. Net revenues in principal strategies[1] also declined from 2001. Principal Investments recorded negative net revenues of $35 million, primarily due to declines in the value of certain investments in the high technology and telecommunications sectors, partially offset by the recognition of merchant bank overrides and real estate and energy sector disposition gains.

Operating expenses were $6.51 billion in 2002, 11% lower than 2001, primarily due to decreased compensation and benefits expenses and the elimination of goodwill amortization. Market development, communications and technology, and professional services and other expenses also decreased in 2002, reflecting the continued impact of expense-reduction initiatives first implemented

[1] The equities principal strategies business includes equity arbitrage, as well as other proprietary trading in convertible bonds and derivatives.

[2] The equities product groups include primarily customer-driven activities in our shares, convertible bonds and derivatives businesses.

in 2001, reduced employment levels and lower levels of business activity. Pre-tax earnings of $2.14 billion in 2002 decreased 5% compared with 2001.

ASSET MANAGEMENT AND SECURITIES SERVICES

Our Asset Management and Securities Services segment is divided into two components:

- ASSET MANAGEMENT – Asset Management provides investment advisory and financial planning services to a diverse client base of institutions and individuals and generates revenues in the form of management and incentive fees.
- SECURITIES SERVICES – Securities Services includes prime brokerage, financing services and securities lending, all of which generate revenues primarily in the form of interest rate spreads or fees.

The following table sets forth the operating results of our Asset Management and Securities Services segment:

ASSET MANAGEMENT AND SECURITIES SERVICES OPERATING RESULTS

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	**2003**	2002	2001
Asset Management	**$1,853**	$1,653	$1,473
Securities Services	**1,005**	856	932
Total net revenues	**2,858**	2,509	2,405
Operating expenses	**1,890**	1,562	1,325
Pre-tax earnings	**$ 968**	$ 947	$1,080

Assets under management typically generate fees based on a percentage of their value and include our mutual funds, separate accounts managed for institutional and individual investors, our merchant banking funds and other alternative investment funds. Substantially all assets under management are valued as of calendar month end.

The following table sets forth our assets under management by asset class:

ASSETS UNDER MANAGEMENT BY ASSET CLASS

	AS OF NOVEMBER 30		
(IN BILLIONS)	**2003**	2002	2001
Money markets	**$ 89**	$108	$122
Fixed income and currency	**115**	96	71
Equity	**98**	86	96
Alternative investments[1]	**71**	58	62
Total	**$373**	$348	$351

[1] Includes merchant banking funds, quantitatively driven investment funds and other funds with nontraditional investment strategies that we manage, as well as funds where we recommend one or more subadvisors for our clients.

The following table sets forth a summary of the changes in our assets under management:

ASSETS UNDER MANAGEMENT

	YEAR ENDED NOVEMBER 30		
(IN BILLIONS)	**2003**	2002	2001
Balance, beginning of year	**$348**	$351	$294
Net asset (outflows)/inflows	**(4)**	9	67
Net market appreciation/(depreciation)	**29**	(12)	(10)
Balance, end of year	**$373**	$348	$351

The following table sets forth our net asset (outflows)/inflows by asset class:

NET ASSET (OUTFLOWS)/INFLOWS BY ASSET CLASS

(IN BILLIONS)	YEAR ENDED NOVEMBER 30		
	2003 [1][2]	2002	2001
Money markets	**$(19)**	$(13)	$52
Fixed income and currency	**10**	18	7
Equity	**(1)**	6	3
Alternative investments	**6**	(2)	5
Total non-money markets	**15**	22	15
Total net asset (outflows)/inflows	**$ (4)**	$ 9	$67

[1] Includes $4 billion in non-money market assets acquired in our combination with Ayco.

[2] Includes $16 billion in non-money market net asset outflows resulting from British Coal Pension Schemes' planned program of diversification among its asset managers.

2003 VERSUS 2002 – Net revenues in Asset Management and Securities Services of $2.86 billion for 2003 increased 14% compared with 2002. Asset Management net revenues of $1.85 billion increased 12% compared with last year, primarily reflecting an increase in average assets under management, the contribution from Ayco and increased incentive income. During 2003, assets under management increased 7% to $373 billion, reflecting market appreciation of $29 billion in equity, fixed income and alternative investment assets. Net asset outflows for the year were $4 billion, primarily reflecting net outflows in money market assets, partially offset by net inflows in fixed income assets and alternative investments. Net asset outflows for the year included $16 billion in net outflows related to British Coal Pension Schemes' planned program of diversification among its asset managers and $4 billion in inflows acquired from Ayco. Securities Services net revenues of $1.01 billion for 2003 increased 17% compared with 2002, primarily reflecting higher customer balances in our securities lending and margin lending businesses.

Operating expenses were $1.89 billion in 2003, 21% higher than 2002, primarily due to increased compensation and benefits expenses resulting from higher discretionary compensation. Operating expenses also increased due to our combination with Ayco, higher professional services and other expenses, and increased occupancy expenses, primarily related to exit costs associated with reductions in our global office space. Pre-tax earnings of $968 million in 2003 increased 2% compared with 2002.

2002 VERSUS 2001 – Net revenues in Asset Management and Securities Services of $2.51 billion for 2002 increased 4% compared with 2001. Asset Management net revenues of $1.65 billion increased 12% compared with 2001, primarily reflecting an 8% increase in average assets under management and increased incentive income. Assets under management were $348 billion at the end of 2002, essentially flat compared with the end of 2001. Market depreciation of $12 billion, primarily in equity assets, was partially offset by net asset inflows of $9 billion, primarily in fixed income and equity assets. The decline in net asset inflows compared with 2001 was primarily due to a reduction in money market net inflows, which were particularly strong in 2001. Securities Services net revenues of $856 million for 2002 decreased 8% compared with 2001, primarily reflecting lower net revenues in our margin lending business.

Operating expenses were $1.56 billion in 2002, 18% higher than 2001, primarily due to increased compensation and benefits expenses, higher professional services and other, occupancy and depreciation and amortization expenses, partially offset by the elimination of goodwill amortization. Pre-tax earnings of $947 million in 2002 decreased 12% compared with 2001.

Geographic Data

For a summary of the net revenues, pre-tax earnings and identifiable assets of Goldman Sachs by geographic region, see Note 15 to the consolidated financial statements.

OFF-BALANCE-SHEET ARRANGEMENTS

We have various types of off-balance-sheet arrangements that we enter into in the ordinary course of business. We enter into nonderivative guarantees, hold retained or contingent interests in assets transferred by us to nonconsolidated entities, and incur obligations arising out of variable interests we have in nonconsolidated entities, for a variety of business purposes, including securitizing commercial and residential mortgages and home equity loans, government and corporate bonds, and other types of financial assets. Variable interest entities (VIEs) and, to a greater extent, qualifying special-purpose entities (QSPEs) are utilized in the securitization process. VIEs and QSPEs are critical to the functioning of several significant investor markets, including the mortgage-backed and asset-backed securities markets, since they provide market liquidity to financial assets by offering investors access to specific cash flows and risks created through the securitization process.

Other reasons for entering into these arrangements include underwriting client securitization transactions; providing secondary market liquidity; making principal investments in performing and nonperforming debt, real estate and other assets; providing investors with credit-linked and asset-repackaged notes; receiving or posting collateral under derivative and other margin agreements; and facilitating the clearance and settlement process.

Our involvement in these arrangements can take many different forms, including purchasing and retaining residual and other interests in mortgage-backed and asset-backed securitization vehicles; holding senior and subordinated debt, limited and general partnership interests, and preferred and common stock; entering into interest rate, foreign currency, equity, commodity and credit derivatives; and providing guarantees, indemnifications, letters of credit, representations and warranties.

Our financial interests in, and derivative transactions with, nonconsolidated entities are accounted for at fair value, in the same manner as our other financial instruments, except in cases where we exert significant influence over an entity and apply the equity method of accounting.

Our other types of off-balance-sheet arrangements include derivative transactions, leases, letters of credit, and loan and other commitments. The following table sets forth where a discussion of these and other off-balance-sheet arrangements may be found in this Annual Report:

Type of Off-Balance-Sheet Arrangement	Disclosure in Annual Report
Nonderivative guarantees	See Note 6 to the consolidated financial statements.
Retained interests or contingent interests in assets transferred by us to nonconsolidated entities	See Note 3 to the consolidated financial statements.
Other obligations, including contingent obligations, arising out of variable interests we have in nonconsolidated entities	See Note 3 to the consolidated financial statements.
Derivative contracts	See "—Critical Accounting Policies" and "—Risk Management" and Note 3 to the consolidated financial statements.
Leases, letters of credit, and loans and other commitments	See "—Capital and Funding" and Note 6 to the consolidated financial statements.

In addition, see Note 2 to the consolidated financial statements for a discussion of our consolidation policies.

CAPITAL AND FUNDING

Capital

The amount of capital we hold is principally determined by subsidiary capital requirements, rating agency guidelines, and the size and composition of our balance sheet. Goldman Sachs' total capital increased 37% to $79.11 billion as of November 2003 compared with $57.71 billion as of November 2002. See "—Risk Management—Liquidity Risk—Cash Flows" for a discussion of how we deployed capital raised as part of our financing activities.

The increase in total capital resulted primarily from an increase in long-term borrowings to $57.48 billion as of November 2003 from $38.71 billion as of November 2002. The weighted average maturity of our long-term borrowings as of November 2003 was approximately 6 years. We swap a substantial portion of our long-term borrowings into U.S. dollar obligations with short-term floating interest rates in order to minimize our exposure to interest rates and foreign exchange movements.

Shareholders' equity increased by 14% to $21.63 billion as of November 2003 from $19.00 billion as of November 2002. During 2003, we repurchased 12.2 million shares of our common stock. The principal purpose of our stock repurchase program is to substantially offset increases in share count over time resulting from employee equity-based compensation. The repurchase program has been effected through regular open-market purchases, the sizes of which have been and will continue to be influenced by, among other factors, prevailing prices and market conditions. As of November 2003, we were authorized to repurchase up to 8.6 million additional shares of common stock pursuant to our common stock repurchase program. The average price paid per share for repurchased shares was $76.83, $76.49 and $88.22 for the years ended November 2003, November 2002 and November 2001, respectively. For additional information on our share repurchase program, see "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in our Annual Report on Form 10-K for our 2003 fiscal year.

The following table sets forth information on our assets, shareholders' equity, leverage ratios and book value per share:

	AS OF NOVEMBER	
($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	**2003**	2002
Total assets	**$403,799**	$355,574
Adjusted assets[1]	**273,941**	215,547
Shareholders' equity	**21,632**	19,003
Tangible shareholders' equity[2]	**16,650**	14,164
Leverage ratio[3]	**18.7x**	18.7x
Adjusted leverage ratio[4]	**16.5x**	15.2x
Book value per share[5]	**$ 43.60**	$ 38.69
Tangible book value per share[6]	**33.56**	28.84

[1] Adjusted assets excludes (i) low-risk collateralized assets generally associated with our matched book and securities lending businesses (which we calculate by adding our securities purchased under agreements to resell and securities borrowed, and then subtracting our nonderivative short positions), (ii) cash and securities we segregate in compliance with regulations and (iii) goodwill and identifiable intangible assets. The following table sets forth a reconciliation of total assets to adjusted assets:

	AS OF NOVEMBER	
(IN MILLIONS)	**2003**	2002
Total assets	**$ 403,799**	$ 355,574
Deduct: Securities purchased under agreements to resell	**(26,856)**	(45,772)
Securities borrowed	**(129,118)**	(113,579)
Add: Financial instruments sold, but not yet purchased, at fair value (excluding derivatives)	**60,813**	44,552
Deduct: Cash and securities segregated in compliance with U.S. federal and other regulations	**(29,715)**	(20,389)
Goodwill and identifiable intangible assets	**(4,982)**	(4,839)
Adjusted assets	**$ 273,941**	$ 215,547

[2] Tangible shareholders' equity equals total shareholders' equity less goodwill and identifiable intangible assets. The following table sets forth a reconciliation of shareholders' equity to tangible shareholders' equity:

	AS OF NOVEMBER	
(IN MILLIONS)	**2003**	2002
Shareholders' equity	**$21,632**	$19,003
Deduct: Goodwill and identifiable intangible assets	**(4,982)**	(4,839)
Tangible shareholders' equity	**$16,650**	$14,164

[3] Leverage ratio equals total assets divided by shareholders' equity.

[4] Adjusted leverage ratio equals adjusted assets divided by tangible shareholders' equity. We believe that the adjusted leverage ratio is a more meaningful measure of our capital adequacy because it excludes certain low-risk collateralized assets that are generally supported with little or no capital and reflects the tangible equity deployed in our businesses.

[5] Book value per share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 496.1 million as of November 2003 and 491.2 million as of November 2002.

[6] Tangible book value per share is computed by dividing tangible shareholders' equity by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements.

Short-Term Borrowings

Goldman Sachs obtains unsecured short-term borrowings through issuance of promissory notes, commercial paper and bank loans. Short-term borrowings also include the portion of long-term borrowings maturing within one year and certain long-term borrowings that may be payable within one year at the option of the holder.

The following table sets forth our short-term borrowings:

SHORT-TERM BORROWINGS

(IN MILLIONS)	AS OF NOVEMBER 2003	2002
Promissory notes	**$24,119**	$20,433
Commercial paper	**4,767**	9,463
Bank loans and other	**8,183**	4,948
Current portion of long-term borrowings	**7,133**	5,794
Total	**$44,202**	$40,638

Our liquidity depends to an important degree on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding promissory notes (short-term unsecured debt that is nontransferable and in which Goldman Sachs does not make a market) and commercial paper have no obligation to purchase new instruments when the outstanding instruments mature. See "—Risk Management—Liquidity Risk" for a discussion of the liquidity policies we have in place to manage the liquidity risk associated with our short-term borrowings. For a discussion of factors that could impair our ability to access these and other markets, see "—Certain Factors That May Affect Our Business." See Note 4 to the consolidated financial statements for further information regarding our short-term borrowings.

Credit Ratings

Goldman Sachs relies upon the short-term and long-term debt capital markets to fund a significant portion of its day-to-day operations. The cost and availability of debt financing is influenced by our credit ratings. Credit ratings are important when we are competing in certain markets and when we seek to engage in longer term transactions, including OTC derivatives. We believe our credit ratings are determined primarily based on the credit rating agencies' assessment of the external operating environment, our liquidity, market and credit risk management practices, the level and variability of our earnings, our franchise, reputation and management, and our capital base. See "—Certain Factors That May Affect Our Business" for a discussion of the risks associated with a reduction in our credit ratings.

The following table sets forth our credit ratings as of November 2003:

	SHORT-TERM DEBT	LONG-TERM DEBT
Dominion Bond Rating Service Limited	R-1 (middle)	A (high)
Fitch	F1+	AA-
Moody's Investors Service	P-1	Aa3
Standard & Poor's	A-1	A+

As of November 2003, collateral of $220 million would have been callable in the event of a one-level reduction in our long-term credit ratings, pursuant to bilateral agreements with certain counterparties. In evaluating our liquidity requirements, we consider additional collateral that could be called in the event of further reductions in our long-term credit ratings, as well as collateral that has not been called by counterparties, but is available to them. For a further discussion of our excess liquidity policies, see "—Risk Management—Liquidity Risk—Excess Liquidity Policies—Maintenance of a Pool of Highly Liquid Securities."

Contractual Obligations and Contingent Commitments

Goldman Sachs has contractual obligations to make future payments under long-term debt and long-term noncancelable lease agreements and has contingent commitments under a variety of commercial arrangements. See Note 6 to the consolidated financial statements for further information regarding our commitments, contingencies and guarantees.

The following table sets forth our contractual obligations as of November 2003:

CONTRACTUAL OBLIGATIONS

(IN MILLIONS)	2004	2005-2006	2007-2008	2009-THEREAFTER	TOTAL
Long-term borrowings by contract maturity[1][2]	$ —	$20,161	$7,489	$29,832	$57,482
Minimum rental payments	422	688	592	2,220	3,922

[1] Long-term borrowings maturing within one year and certain long-term borrowings that may be redeemable within one year at the option of the holder are included as short-term borrowings in the consolidated statements of financial condition.

[2] Long-term borrowings redeemable at the option of Goldman Sachs are reflected at their contractual maturity dates. Certain long-term borrowings redeemable prior to maturity at the option of the holder are reflected at the date such options first become exercisable.

As of November 2003, our long-term borrowings were $57.48 billion. Substantially all of our long-term borrowings were unsecured and consisted principally of senior borrowings with maturities extending to 2033. As of November 2003, long-term borrowings included nonrecourse debt of $5.4 billion, consisting of $3.2 billion issued during the year by William Street Funding Corporation (Funding Corp) (a wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.) formed to raise funding to support loan commitments made by another wholly owned William Street entity to investment-grade clients), $1.6 billion issued by consolidated VIEs and $0.6 billion issued by other consolidated entities, primarily associated with our ownership of East Coast Power L.L.C. Nonrecourse debt is debt that Group Inc. is not directly or indirectly obligated to repay through a guarantee, general partnership interest or contractual arrangement. See Note 3 and Note 5, respectively, to the consolidated financial statements for further information regarding financial instruments, including VIEs, and our long-term borrowings.

As of November 2003, our future minimum rental payments, net of minimum sublease rentals, under noncancelable leases were $3.92 billion. These lease commitments, principally for office space, expire on various dates through 2029. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges.

Our occupancy expenses include costs associated with office space held in excess of our current requirements. This excess space, the cost of which is charged to earnings as incurred, is being held for potential growth or to replace currently occupied space that we may exit in the future. We continually evaluate our current and future space capacity in relation to current and projected future staffing levels. In 2003, we reduced our global office space and incurred exit costs of $153 million. We may incur additional exit costs in 2004 and thereafter to the extent we (i) further reduce our capacity or (ii) commit to new properties in the locations in which we operate and, consequently, dispose of existing space that had been held for potential growth. Such exit costs may be material to our results of operations in a given period.

The following table sets forth our contingent commitments as of November 2003:

CONTINGENT COMMITMENTS

	COMMITMENT AMOUNT BY PERIOD OF EXPIRATION				
(IN MILLIONS)	2004	2005-2006	2007-2008	2009-THEREAFTER	TOTAL
Commitments to extend credit	$ 8,276	$1,814	$2,087	$3,653	$15,830
Commitments under letters of credit issued by banks to counterparties	12,451	14	2	132	12,599
Other commercial commitments[1]	249	645	408	420	1,722
Total	$20,976	$2,473	$2,497	$4,205	$30,151

[1] Includes our corporate and real estate investment fund commitments, construction-related obligations and other purchase commitments.

Our commitments to extend credit are agreements to lend to counterparties that have fixed termination dates and are contingent on all conditions to borrowing set forth in the contract having been met. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements. As of November 2003, $4.32 billion of our outstanding commitments have been issued through the William Street credit extension program. Substantially all of the credit risk associated with these commitments has been hedged through credit loss protection provided by SMFG. We have also hedged the credit risk of certain non-William Street commitments using a variety of other financial instruments. See Note 6 to the consolidated financial statements for further information regarding our commitments, contingencies and guarantees.

As of November 2003, we had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements, of $35.25 billion.

REGULATED SUBSIDIARIES

Many of our principal subsidiaries are subject to extensive regulation in the United States and elsewhere. Goldman, Sachs & Co. and Spear, Leeds & Kellogg, L.P. are registered U.S. broker-dealers and futures commissions merchants, and their primary regulators include the SEC, the Commodity Futures Trading Commission, the Chicago Board of Trade, the NYSE, the National Association of Securities Dealers, Inc. and the National Futures Association. Goldman Sachs International, a registered U.K. broker-dealer, is subject to regulation by the Financial Services Authority. Goldman Sachs (Japan) Ltd., a Tokyo-based broker-dealer, is subject to regulation by the Financial Services Agency, the Tokyo Stock Exchange, the Osaka Securities Exchange, The Tokyo International Financial Futures Exchange and the Japan Securities Dealers Association. Several other subsidiaries of Goldman Sachs are regulated by securities, investment advisory, banking, and other regulators and authorities around the world, such as the Federal Securities Trading Supervisory Authority (BaFin) and the Bundesbank in Germany, the Autorité des Marchés Financiers and Banque de France in France, the Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy and the Swiss Federal Banking Commission, the Securities and Futures Commission in Hong Kong and the Monetary Authority of Singapore. See Note 14 to the consolidated financial statements for further information regarding our regulated subsidiaries. For a discussion of our potential inability to access funds from our regulated entities, see "—Risk Management—Liquidity Risk—Asset-Liability Management Policies—Subsidiary Funding and Foreign Exchange Policies."

RISK MANAGEMENT

Management believes that effective risk management is of primary importance to the success of Goldman Sachs. Accordingly, we have a comprehensive risk management process to monitor, evaluate and manage the principal risks we assume in conducting our activities. These risks include market, credit, liquidity, operational, legal and reputational exposures.

Risk Management Structure

Goldman Sachs seeks to monitor and control its risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. In addition, a number of committees are responsible for monitoring risk exposures and for general oversight of our risk management process. These committees, whose responsibilities as of 2004 are described below, meet regularly and consist of senior members of both our revenue-producing units and departments that are independent of our revenue-producing units.

MANAGEMENT COMMITTEE – All risk control functions ultimately report to our Management Committee. Through both direct and delegated authority, the Management Committee approves all of our operating activities, trading risk parameters and customer review guidelines.

RISK COMMITTEES – The Firmwide Risk Committee reviews the activities of existing businesses, approves new businesses and products, approves firmwide and divisional market risk limits, reviews business unit market risk limits, approves market risk limits for selected emerging markets and business units, approves sovereign credit risk limits and credit risk limits by ratings group, and reviews scenario analyses based on abnormal or "catastrophic" market movements.

The Divisional Risk Committee sets market risk limits, subject to overall firmwide risk limits, for both FICC and Equities based on a number of measures, including Value-at-Risk (VaR), scenario analyses and inventory levels. In our asset management business, the Control Oversight Committee, the Investment Policy Group and the Valuation Committee oversee various operational, credit, pricing and business practice issues.

CAPITAL COMMITTEE – The Capital Committee reviews and approves transactions involving commitments of our capital. Such capital commitments include extensions of credit, alternative liquidity commitments, certain bond underwritings, certain distressed debt and principal finance activities, and certain equity block trades. The Capital Committee is also responsible for ensuring that business and reputational standards for capital commitments are maintained on a global basis.

COMMITMENTS COMMITTEE – The Commitments Committee reviews and approves underwriting and distribution activities and sets and maintains policies and procedures designed to ensure that legal, reputational, regulatory and business standards are maintained in conjunction with these activities. In addition to reviewing specific transactions, the Commitments Committee periodically conducts strategic reviews of industry sectors and products and establishes policies in connection with transaction practices.

CREDIT POLICY COMMITTEE – The Credit Policy Committee establishes and reviews broad credit policies and parameters that are implemented by the Credit Department.

BUSINESS PRACTICES COMMITTEE – The Business Practices Committee assists management in its oversight of our compliance and operational risk and related reputational issues, and ensures that policies and practices are implemented in accordance with our business principles.

STRUCTURED PRODUCTS REVIEW COMMITTEE – The Structured Products Committee reviews and approves structured transactions that raise legal, regulatory, tax or accounting issues, or present other reputational risks.

OPERATIONAL RISK COMMITTEE – The Operational Risk Committee provides oversight of the ongoing development and implementation of our operational risk policies, framework and methodologies, and monitors the effectiveness of operational risk management.

FINANCE COMMITTEE – The Finance Committee establishes and assures compliance with our liquidity policies, sets certain inventory position limits and has oversight responsibility for liquidity risk, the size and composition of our balance sheet, our capital base and our credit ratings. The committee regularly reviews our funding position and capitalization and makes adjustments in light of current events, risks and exposures.

Segregation of duties and management oversight are fundamental elements of our risk management process. In addition to the committees described above, divisions that are independent of the revenue-producing units, such as Compliance, Finance, Legal, Management Controls (Internal Audit) and Operations, in part perform risk management functions, which include monitoring, analyzing and evaluating risk.

Business unit risk limits are established by the various risk committees and may be further allocated by the business unit managers to individual trading desks. Trading desk managers have the first line of responsibility for managing risk within prescribed limits. These managers have in-depth knowledge of the primary sources of risk in their individual markets and the instruments available to hedge our exposures.

Market risk limits are monitored on a daily basis by the Finance Division, and are reviewed regularly by the appropriate risk committee. Limit violations are reported to the appropriate risk committee and the appropriate business unit managers. Selected business unit inventory position limits are also monitored by the Finance Division and position limit violations are reported to the appropriate business unit managers, the Finance Committee and the appropriate risk committee.

Market Risk

The potential for changes in the market value of our trading and investing positions is referred to as "market risk." Such positions result from underwriting, market-making, specialist and proprietary trading and investing activities.

Categories of market risk include exposures to interest rates, equity prices, currency rates and commodity prices. A description of each market risk category is set forth below:

- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, petroleum products, and precious and base metals.
- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates, mortgage prepayment speeds and credit spreads.
- Currency rate risks result from exposures to changes in spot prices, forward prices and volatilities of currency rates.
- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.

We seek to manage these risks through diversifying exposures, controlling position sizes and establishing hedges in related securities or derivatives. For example, we may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. The ability to manage an exposure may, however, be limited by adverse changes in the liquidity of the security or the related hedge instrument and in the correlation of price movements between the security and related hedge instrument.

In addition to applying business judgment, senior management uses a number of quantitative tools to manage our exposure to market risk. These tools include:

- risk limits based on a summary measure of market risk exposure referred to as VaR;
- scenario analyses, stress tests and other analytical tools that measure the potential effects on our trading net revenues of various market events, including, but not limited to, a large widening of credit spreads, a substantial decline in equities markets and significant moves in selected emerging markets; and
- inventory position limits for selected business units.

VaR

VaR is the potential loss in value of Goldman Sachs' trading positions due to adverse market movements over a defined time horizon with a specified confidence level.

For the VaR numbers reported below, a one-day time horizon and a 95% confidence level were used. This means that there is a 1 in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. Thus, shortfalls from expected trading net revenues on a single trading day greater than the reported VaR would be anticipated to occur, on average, about once a month. Shortfalls on a single day can exceed reported VaR by significant amounts. Shortfalls can also accumulate over a longer time horizon such as a number of consecutive trading days.

The VaR numbers below are shown separately for interest rate, equity, currency and commodity products, as well as for our overall trading positions. These VaR numbers include the underlying product positions and related hedges that may include positions in other product areas. For example, the hedge of a foreign exchange forward may include an interest rate futures position, and the hedge of a long corporate bond position may include a short position in the related equity.

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While management believes that these assumptions and approximations are reasonable, there is no uniform industry methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates.

We use historical data to estimate our VaR and, to better reflect current asset volatilities, we generally weight historical data to give greater importance to more recent observations. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions. An inherent limitation of VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future market risk. Different VaR methodologies and distributional assumptions could produce a materially different VaR. Moreover, VaR calculated for a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day. Changes in VaR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes.

The following tables set forth the daily VaR for substantially all of our trading positions:

AVERAGE DAILY VaR[1]

(IN MILLIONS)	YEAR ENDED NOVEMBER		
RISK CATEGORIES	**2003**	2002	2001
Interest rates	**$ 38**	$ 34	$ 20
Equity prices	**27**	22	20
Currency rates	**18**	16	15
Commodity prices	**18**	12	9
Diversification effect[2]	**(43)**	(38)	(25)
Firmwide	**$ 58**	$ 46	$ 39

Our average daily VaR increased to $58 million in 2003 from $46 million in 2002. The increase was due to higher levels of exposure in all product categories, partially offset by reduced measured volatilities, particularly in equity assets. The increase in average daily VaR to $46 million in 2002 from $39 million in 2001 was primarily attributable to an increase in interest rate risk in response to higher levels of customer activity and increased market opportunities.

DAILY VaR[1]

(IN MILLIONS)	AS OF NOVEMBER		YEAR ENDED NOVEMBER 2003	
RISK CATEGORIES	**2003**	2002	HIGH	LOW
Interest rates	**$ 35**	$ 29	$64	$25
Equity prices	**33**	33	38	21
Currency rates	**24**	9	38	4
Commodity prices	**11**	14	27	11
Diversification effect[2]	**(40)**	(44)		
Firmwide	**$ 63**	$ 41	86	40

[1] During the fourth quarter of 2003, we made certain changes to our model for calculating VaR. The effect of these changes was not material and accordingly, prior periods have not been adjusted.

[2] Equals the difference between firmwide VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

The following chart presents the daily VaR for substantially all of our trading positions during 2003:


DAILY VaR
($ IN MILLIONS)
100
90
80
70
60
50
40
30
20
10
0
DAILY VaR
FIRST QUARTER
SECOND QUARTER
THIRD QUARTER
FOURTH QUARTER

TRADING NET REVENUES DISTRIBUTION

Substantially all of our inventory positions are marked-to-market on a daily basis and changes are recorded in net revenues. The following chart sets forth the frequency distribution for substantially all of our daily trading net revenues for the year ended November 2003:


DAILY TRADING NET REVENUES
($ IN MILLIONS)
80
60
40
20
0
NUMBER OF DAYS
<(20)
(20)-0
0-20
20-40
40-60
60-80
>80
DAILY TRADING NET REVENUES

As part of our overall risk control process, daily trading net revenues are compared with VaR calculated as of the end of the prior business day. Trading losses incurred on a single day did not exceed our 95% one-day VaR during 2003.

NONTRADING RISK

The market risk for financial instruments in our nontrading portfolio, including our merchant banking investments but excluding our investment in the convertible preferred stock of SMFG, is measured using a sensitivity analysis that estimates the potential reduction in our net revenues associated with a 10% decline in equity markets. This sensitivity analysis is based on certain assumptions regarding the relationship between changes in stock price indices and changes in the fair value of the individual financial instruments in our nontrading portfolio. Different assumptions could produce materially different risk estimates. As of November 2003, the sensitivity of our nontrading portfolio (excluding our investment in the convertible preferred stock of SMFG) to a 10% equity market decline was $104 million compared with $80 million as of November 2002, primarily reflecting an increase in the carrying value of the portfolio.

The market risk of our investment in the convertible preferred stock of SMFG is measured using a sensitivity analysis that estimates the potential reduction in our net revenues associated with a 10% decline in the SMFG common stock price. As of November 2003, the sensitivity of our investment to a 10% decline in the SMFG common stock price was $75 million. This sensitivity should not be extrapolated to other movements in the SMFG common stock price, as the relationship between the fair value of our investment and the SMFG common stock price is nonlinear.

Credit Risk

Credit risk represents the loss that we would incur if a counterparty or an issuer of securities or other instruments we hold, fails to perform under its contractual obligations to us. To reduce our credit exposures, we seek to enter into netting agreements with counterparties that permit us to offset receivables and payables with such counterparties. In addition, we attempt to further reduce credit risk with certain counterparties by entering into agreements that enable us to obtain collateral from a counterparty or to terminate or reset the terms of transactions after specified time periods or upon the occurrence of credit-related events, by seeking third-party guarantees of the counterparty's obligations, and through the use of credit derivatives and other structures and techniques.

For most businesses, counterparty credit limits are established by the Credit Department, which is independent of the revenue-producing departments, based on guidelines set by the Firmwide Risk Committee and the Credit Policy Committee. For most products, we measure and limit credit exposures by reference to both current and potential exposure. We typically measure potential exposure based on projected worst-case market movements over the life of a transaction within a 95% confidence interval. For collateralized transactions we also evaluate potential exposure over a shorter collection period, and give effect to the value of collateral received. We further seek to measure credit exposure through the use of scenario analyses, stress tests and other quantitative tools. Our global credit management systems monitor current and potential credit exposure to individual counterparties and on an aggregate basis to counterparties and their affiliates. The systems also provide management, including the Firmwide Risk and Credit Policy Committees, with information regarding overall credit risk by product, industry sector, country and region.

As of both November 2003 and November 2002, we held U.S. government and federal agency obligations that represented 6% of our total assets. In addition, most of our securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations. As of November 2003 and November 2002, we did not have credit exposure to any other counterparty that exceeded 5% of our total assets. However, over the past several years, the amount and duration of our credit exposures have been increasing, due to, among other factors, the growth of our lending and OTC derivatives activities. A further discussion of our derivative activities follows below.

Derivatives

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange.

Most of our derivative transactions are entered into for trading purposes. We use derivatives in our trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. We also enter into derivative contracts to manage the interest rate, currency and equity-linked exposure on our long-term borrowings.

Derivatives are used in many of our businesses, and we believe that the associated market risk can only be understood relative to the underlying assets or risks being hedged, or as part of a broader trading strategy.

Accordingly, the market risk of derivative positions is managed with all of our other nonderivative risk.

Derivative contracts are reported on a net-by-counterparty basis in our consolidated statements of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. For an OTC derivative, our credit exposure is directly with our counterparty and continues until the maturity or termination of such contract.

The following table sets forth the distribution, by credit rating, of substantially all of our exposure with respect to OTC derivatives as of November 2003, after taking into consideration the effect of netting agreements. The categories shown reflect our internally determined public rating agency equivalents.

OVER-THE-COUNTER DERIVATIVE CREDIT EXPOSURE

($ IN MILLIONS)

CREDIT RATING EQUIVALENT	EXPOSURE	COLLATERAL HELD[2]	EXPOSURE NET OF COLLATERAL	PERCENTAGE OF EXPOSURE NET OF COLLATERAL
AAA/Aaa	$ 2,991	$ 144	$ 2,847	8%
AA/Aa2	8,980	803	8,177	23
A/A2	17,048	2,126	14,922	43
BBB/Baa2	6,421	1,033	5,388	15
BB/Ba2 or lower	4,251	822	3,429	10
Unrated[1]	860	479	381	1
Total	$40,551	$5,407	$35,144	100%

The following tables set forth our OTC derivative credit exposure, net of collateral, by remaining contractual maturity:

EXPOSURE NET OF COLLATERAL

(IN MILLIONS)

CREDIT RATING EQUIVALENT	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL[3]
AAA/Aaa	$ 315	$ 113	$1,229	$ 560	$ 630	$ 2,847
AA/Aa2	2,198	412	2,566	1,605	1,396	8,177
A/A2	3,105	1,032	2,585	1,167	7,033	14,922
BBB/Baa2	1,874	539	1,556	1,128	291	5,388
BB/Ba2 or lower	1,022	255	1,291	624	237	3,429
Unrated[1]	142	70	109	58	2	381
Total	$8,656	$2,421	$9,336	$5,142	$9,589	$35,144

CONTRACT TYPE	0–6 MONTHS	6–12 MONTHS	1–5 YEARS	5–10 YEARS	10 YEARS OR GREATER	TOTAL[3]
Interest rates	$1,323	$ 80	$3,250	$2,494	$8,411	$15,558
Currencies	4,948	1,148	3,934	1,829	898	12,757
Commodities	1,456	586	1,522	476	148	4,188
Equities	929	607	630	343	132	2,641
Total	$8,656	$2,421	$9,336	$5,142	$9,589	$35,144

[1] In lieu of making an individual assessment of the credit of unrated counterparties, we make a determination that the collateral held in respect of such obligations is sufficient to cover a significant portion of our exposure. In making this determination, we take into account various factors, including legal uncertainties and market volatility.

[2] Collateral is usually received under agreements entitling Goldman Sachs to require additional collateral upon specified increases in exposure or the occurrence of adverse credit events.

[3] Where we have obtained collateral from a counterparty under a master trading agreement that covers multiple products and transactions, we have allocated the collateral ratably based on exposure before giving effect to such collateral.

Derivative transactions may also involve legal risks including, among other risks, that they are not authorized or appropriate for a counterparty, that documentation has not been properly executed or that executed agreements may not be enforceable against the counterparty. We attempt to minimize these risks by obtaining advice of counsel on the enforceability of agreements as well as on the authority of a counterparty to effect the derivative transaction.

Liquidity Risk

Liquidity (i.e., ready access to funds) is of critical importance to companies in the financial services sector. Most failures of financial institutions have occurred in large part due to insufficient liquidity. Accordingly, Goldman Sachs has in place a comprehensive set of liquidity and funding policies that are intended to maintain significant flexibility to address both firm-specific and broader industry or market liquidity events. Our principal objective is to be able to fund Goldman Sachs and to enable our core businesses to continue to grow and generate revenue by providing services to our clients, even under adverse circumstances.

Management has implemented a number of policies that are designed to manage liquidity risk. Our liquidity policies are intended to be conservative and, accordingly, reflect the following general assumptions and principles:

- During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable and the terms or availability of other types of secured financing may change.
- Focus must be maintained on all potential cash outflows, not just disruptions to financing flows. Goldman Sachs' businesses are diverse, and its cash needs are driven by many factors, including market movements, collateral requirements, client commitments and market-making requirements, all of which can change dramatically in a difficult environment.
- The first days or weeks of a liquidity crisis are the most critical to a company's survival.
- Because legal and regulatory requirements can restrict the flow of funds between entities, unless legally provided for, we assume funds or securities are not freely available from a subsidiary to its parent company.

Our liquidity policies are focused on the maintenance of excess liquidity, conservative asset-liability management and crisis planning.

EXCESS LIQUIDITY POLICIES

MAINTENANCE OF A POOL OF HIGHLY LIQUID SECURITIES – Our most important liquidity policy is to pre-fund what we estimate will be our likely cash needs during a liquidity crisis and hold such excess liquidity in the form of unencumbered, highly liquid securities that may be sold or pledged to provide same-day liquidity. This "Global Core Excess" liquidity is intended to allow us to meet immediate obligations without needing to sell other assets or depend on additional funding from credit-sensitive markets. We believe that this pre-funded pool of excess liquidity provides us with a reliable source of funds and gives us significant flexibility in managing through a difficult funding environment.

The loan value (the estimated amount of cash that would be advanced by counterparties against securities we own) of our Global Core Excess liquidity averaged $38.46 billion[1] in 2003 and $36.29 billion in 2002. The loan value of the U.S. dollar-denominated component of our Global Core Excess liquidity averaged $32.22 billion in 2003 and $28.66 billion in 2002. The U.S. dollar-denominated component includes overnight cash deposits and Federal Reserve repo-eligible securities, including unencumbered U.S. government and agency securities and highly liquid mortgage securities, of which overnight cash deposits and U.S. Treasuries, on average, comprised 95%. Our Global Core Excess liquidity also includes unencumbered French, German, United Kingdom and Japanese government bonds and non-U.S. dollar overnight cash deposits. The aggregate loan value of our non-U.S. dollar-denominated Global Core Excess liquidity averaged $6.24 billion in 2003 and $7.63 billion in 2002.

The size of our Global Core Excess liquidity is determined by an internal liquidity model together with a qualitative assessment of the condition of the financial markets and of Goldman Sachs. Our liquidity model identifies and estimates cash and collateral outflows over a short-term horizon in a liquidity crisis, including, but not limited to:

- upcoming maturities of unsecured debt;
- potential buybacks of a portion of our outstanding negotiable unsecured debt;
- adverse changes in the terms or availability of secured funding;
- collateral outflows, assuming that collateral that has not been called by counterparties, but is available to them, will be called and all counterparties

[1] The Global Core Excess liquidity excludes liquid assets that Funding Corp holds separately to support the William Street credit extension program.

that can call collateral through marking transactions to market will do so continually;

- additional collateral that could be called in the event of a downgrade in our debt ratings;
- draws on our unfunded commitments not supported by our William Street credit extension program[1]; and
- upcoming cash outflows, such as tax and bonus payments.

As a result of our policy to pre-fund liquidity that we estimate may be needed in a crisis, we hold more unencumbered securities and larger unsecured debt balances than our business would otherwise require.

OTHER UNENCUMBERED ASSETS – In addition to our Global Core Excess liquidity described above, we have a significant amount of other unencumbered securities as a result of our business activities. These assets, which are located in the United States, Europe and Asia, include other government bonds, high-grade money market securities, corporate bonds and marginable equities.

Our policy is to maintain Global Core Excess liquidity and other unencumbered assets in an amount that, if pledged or sold, would provide the funds necessary to replace at least 100% of our unsecured obligations that are scheduled to mature (or where holders have the option to redeem) within the next twelve months. This policy is intended to ensure that we could fund our positions on a secured basis for one year in the event we were unable to issue new unsecured debt or liquidate assets. To determine the amount of unencumbered assets required, we assume conservative loan values that are based on stress-scenario borrowing capacity. We review these assumptions asset-by-asset at least annually. The estimated aggregate loan value of our Global Core Excess liquidity and our other unencumbered assets averaged $76.42 billion in 2003 and $68.55 billion in 2002.

COMMITTED BANK FACILITIES – While we assume committed or advised bank facilities will be unavailable in the event of a liquidity crisis, Goldman Sachs maintains over $1 billion in committed undrawn bank facilities as an additional liquidity resource.

ASSET-LIABILITY MANAGEMENT POLICIES

MAINTENANCE OF A HIGHLY LIQUID BALANCE SHEET – Goldman Sachs seeks to maintain a highly liquid balance sheet and substantially all of our inventory is marked-to-market daily. Many of our assets are readily funded in the repurchase agreement and securities lending markets.

Our balance sheet fluctuates significantly between financial statement dates and is lower at fiscal period end than would be observed on an average basis. We require our businesses to reduce balance sheet usage on a quarterly basis to demonstrate compliance with limits set by management, thereby providing a disincentive to committing our capital over longer periods of time. These balance sheet reductions are generally achieved during the last several weeks of each fiscal quarter through ordinary-course, open-market transactions in the most liquid portions of our balance sheet, principally U.S. government and agency securities, securities of foreign sovereigns, and mortgage and money market instruments, as well as through the roll-off of repurchase agreements and certain collateralized financing arrangements. Accordingly, over the last six quarters, our total assets and adjusted assets at quarter end have been, on average, 18% lower and 14% lower, respectively, than amounts that would have been observed, based on a weekly average, over that period. These differences, however, have not resulted in material changes to our credit risk, market risk or excess liquidity position because they are generally in highly liquid assets that are typically financed on a secured basis.

FUNDING OF ASSETS WITH LONGER TERM LIABILITIES – We seek to maintain total capital (long-term borrowings plus shareholders' equity) substantially in excess of the aggregate of the following long-term financing requirements:

- the portion of financial instruments owned that we believe could not be funded on a secured basis in periods of market stress;
- goodwill and identifiable intangible assets, property, leasehold improvements and equipment, and other illiquid assets;
- derivatives margin requirements and collateral outflows; and
- anticipated draws on our unfunded commitments, including the William Street credit extension program.

Our total capital of $79.11 billion and $57.71 billion as of November 2003 and November 2002, respectively, substantially exceeded these requirements.

We assume conservative loan values when we estimate the portion of a financial instrument that we believe could not be funded on a secured basis in a stress scenario. Certain financial instruments that may be difficult to fund on a secured basis during times of market stress, such as certain mortgage whole loans, mortgage-backed

[1] The Global Core Excess liquidity excludes liquid assets that Funding Corp holds separately to support the William Street credit extension program.

securities, bank loans and high-yield securities, generally require higher levels of unsecured long-term financing than more liquid types of financial instruments, such as U.S. government and agency securities. See Note 3 to the consolidated financial statements for information on the financial instruments we hold and Note 10 to the consolidated financial statements for further information regarding other assets.

While Goldman Sachs generally does not rely on immediate sales of assets (other than from our Global Core Excess liquidity) to maintain liquidity in a distressed environment, we recognize that orderly asset sales may be prudent, and could be necessary, in a persistent liquidity crisis. As a result, we seek to manage the composition of our asset base and the maturity profile of our funding such that we should be able to liquidate our assets prior to our liabilities coming due, even in times of prolonged or severe liquidity stress.

DIVERSIFICATION OF FUNDING SOURCES – Goldman Sachs seeks to maintain broad and diversified funding sources globally. We have imposed various internal guidelines, including the amount of our commercial paper that can be owned and letters of credit that can be issued by any single investor or group of investors. We benefit from distributing our debt issuances through our own sales force to a large, diverse global creditor base, including insurance companies, mutual funds, banks, bank trust departments, corporations, individuals and other asset managers. We believe that our relationships with our creditors are critical to our liquidity.

We access funding in a variety of markets in the United States, Europe and Asia. We make extensive use of the repurchase agreement and securities lending markets, arrange for letters of credit to be issued on our behalf, and raise funding in the public and private markets. In particular, we issue debt through syndicated U.S. registered offerings, U.S. registered and 144A medium-term notes programs, offshore medium-term notes offerings and other bond offerings, U.S. and non-U.S. commercial paper and promissory note issuances, and other methods. We emphasize the use of promissory notes (short-term unsecured debt that is nontransferable and in which Goldman Sachs does not make a market) over commercial paper in order to improve the stability of our unsecured financing base.

AVOIDANCE OF DEBT MATURITY CONCENTRATIONS – We seek to structure our liabilities to avoid maturity concentrations. To that end, we have created internal guidelines on the principal amount of debt maturing on any one day or during any single week or year. We also have average maturity targets for our long-term and total unsecured debt programs.

SUBSIDIARY FUNDING AND FOREIGN EXCHANGE POLICIES – Substantially all of our unsecured funding is raised by our parent company, Group Inc. The parent company then lends the necessary funds to its subsidiaries, some of which are regulated, to meet their asset financing requirements. The benefits of this strategy include enhanced control and greater flexibility to meet the funding requirements of our subsidiaries.

We recognize that regulatory and other legal restrictions may limit the free flow of funds from subsidiaries where assets are held, to the parent company, or other subsidiaries. In particular, many of our subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to Group Inc. Regulatory action of that kind could impede access to funds that Group Inc. needs to make payments on obligations, including debt obligations. Group Inc. has substantial amounts of equity and subordinated indebtedness invested, directly or indirectly, in its regulated subsidiaries; for example, as of November 2003, Group Inc. had $12.79 billion of such equity and subordinated indebtedness invested in Goldman, Sachs & Co., its principal U.S. regulated broker-dealer, $8.58 billion invested in Goldman Sachs International, a registered U.K. broker-dealer, $2.30 billion invested in Spear, Leeds & Kellogg, L.P., a U.S. regulated broker-dealer, and $1.91 billion invested in Goldman Sachs (Japan) Limited, a Tokyo-based broker-dealer. Group Inc. also had $39.98 billion of unsubordinated loans to these entities as of November 2003, as well as significant amounts of capital invested in and loans to its other regulated subsidiaries.

Because of these restrictions, we manage our intercompany exposure by generally requiring senior and subordinated intercompany loans to have maturities equal to or shorter than the maturities of the aggregate borrowings of the parent company. This policy ensures that the subsidiaries' obligations to the parent company will generally mature in advance of the parent company's third-party borrowings. In addition, many of our subsidiaries and affiliates pledge collateral at loan value to the parent company to cover their intercompany borrowings (other than subordinated debt) in order to mitigate parent company liquidity risk. Equity investments in subsidiaries are generally funded with parent company equity capital. As of November 2003, Group Inc.'s equity investment in subsidiaries was $20.62 billion compared with its shareholders' equity of $21.63 billion.

Our capital invested in non-U.S. subsidiaries is generally exposed to foreign exchange risk, substantially all of which is hedged. In addition, we generally hedge the non-trading exposure to foreign exchange risk that arises from transactions denominated in currencies other than the transacting entity's functional currency.

LIQUIDITY CRISIS PLAN

Goldman Sachs maintains a Liquidity Crisis Plan that identifies a structure for analyzing and responding to a liquidity-threatening event. The Liquidity Crisis Plan provides the framework to estimate the likely impact of a liquidity event on Goldman Sachs and outlines which and to what extent liquidity maintenance activities should be implemented based on the severity of the event. It also lists the crisis management team and internal and external parties to be contacted to ensure effective distribution of information.

CASH FLOWS

As a global financial institution, our cash flows are complex and interrelated and bear little relation to our net earnings and net assets and, consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the excess liquidity and asset-liability management policies described above. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in our business. A further discussion of our cash flows follows.

YEAR ENDED NOVEMBER 2003 – Our cash and cash equivalents increased by $2.27 billion to $7.09 billion at the end of 2003. We raised $20.58 billion in net cash from financing activities, primarily in long-term debt. We used net cash of $18.32 billion in our operating and investing activities primarily to capitalize on opportunities in our trading and principal investing businesses, including the purchase of investments that could be difficult to fund in periods of market stress. We also increased our Global Core Excess liquidity, provided funding support for our William Street loan commitments program, invested in the convertible preferred stock of SMFG and financed the acquisition of East Coast Power L.L.C.

YEAR ENDED NOVEMBER 2002 – Our cash and cash equivalents decreased by $2.09 billion to $4.82 billion at the end of 2002. We raised $9.09 billion in net cash from financing activities, primarily in net short-term debt and long-term debt (net of repayments of long-term debt). We used net cash of $11.18 billion in our operating and investing activities, primarily to capitalize on opportunities in our trading and principal investing businesses, including the purchase of investments that could be difficult to fund in periods of market stress. We also increased our Global Core Excess liquidity, made leasehold improvements, and purchased telecommunications and technology-related equipment.

YEAR ENDED NOVEMBER 2001 – Our cash and cash equivalents increased by $3.04 billion to $6.91 billion at the end of 2001. We raised net cash of $2.08 billion from financing activities, primarily from long-term debt issuances (net of repayments of long-term debt) and net short-term borrowings, partially offset by common stock repurchased. Net cash of $2.87 billion was provided from our operating activities. We used net cash of $1.91 billion in our investing activities, primarily to make leasehold improvements and to purchase technology-related equipment.

Operational Risks

Operational risk is a broad concept that relates to the risk of loss arising from shortcomings or failures in internal processes, people or systems. Operational risk can arise from many factors ranging from more or less "routine" processing errors to potentially costly incidents arising, for example, from major systems failures. Operational risk may also entail reputational harm. Thus, efforts to identify, manage and mitigate operational risk must be equally sensitive to the risk of reputational damage as well as the risk of financial loss.

We manage operational risk through the application of long standing, but continuously evolving, firmwide control standards; the training, supervision and development of our people; the active participation and commitment of senior management in a continuous process of identifying and mitigating key operational risks at both the business unit level and for the firm as a whole and a framework of strong and independent control departments that monitor quantitative and qualitative indicators of operational risk. Together, these elements comprise a strong firmwide control culture that is at the center of our efforts aimed at minimizing operational shortcomings and the damage they can cause.

The Operational Risk Management Department is responsible for the oversight and coordination of the design, implementation and maintenance of our overall operational risk management framework. This framework, which evolves with the changing needs of business complexities and regulatory guidance, takes into account internal and external operational risk events, business unit specific risk assessments, the ongoing analysis of business specific risk metrics and the use of scenario analyses. While the direct responsibility for the control and mitigation of operational risk lies with the individual business units, this framework provides a consistent methodology for identifying and monitoring operational risk factors for both individual business unit managers and senior management.

RECENT ACCOUNTING DEVELOPMENTS

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement specifies the accounting for certain employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees and is effective for exit and disposal activities initiated after December 31, 2002. Adoption of this statement did not have a material effect on our financial condition, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued after December 31, 2002. The disclosure provisions were effective beginning with our first fiscal quarter in 2003. Adoption of the recognition and measurement provisions did not have a material effect on our financial condition or results of operations.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3 which precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We adopted the provisions of EITF Issue No. 02-3 related to energy-trading contracts as of the beginning of the first quarter of fiscal 2003, and the effect of adoption was not material to our financial condition, results of operations or cash flows. EITF Issue No. 02-3 also communicates the FASB staff's view that the transaction price for a derivative contract is the best information available to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. The application of the FASB staff's view did not have a material effect on our financial condition, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, which amends the disclosure requirements of SFAS No. 123 and provides alternative methods of transition for the adoption of the fair-value method of SFAS No. 123. Effective for fiscal 2003, we began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123 using the prospective adoption method. Under this method of adoption, compensation expense is recognized over the relevant service period based on the fair value of stock options and restricted stock units granted for fiscal 2003 and future years. Compensation expense resulting from stock options and restricted stock units granted for the years ended November 2002, November 2001 and prior years was, and continues to be, accounted for under the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, no compensation expense was, or will be, recognized for those stock options that had no intrinsic value on the date of grant. Adoption of SFAS No. 123 did not have a material effect on our financial condition, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." In accordance with its original provisions, we adopted FIN No. 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003 (pre-existing VIEs), Goldman Sachs was initially required to adopt FIN No. 46 no later than November 2003. In October 2003, the FASB deferred the effective date of FIN No. 46 for pre-existing VIEs to no later than February 2004 (our first quarter of fiscal 2004). In December 2003, the FASB issued a revision to FIN No. 46 (FIN No. 46-R), which incorporated the October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. Under its transition provisions, early application of FIN No. 46 or FIN No. 46-R to some or all VIEs was permitted. We applied either FIN No. 46 or FIN No. 46-R to substantially all pre-existing VIEs in which we held a variable interest as of November 2003. All VIEs, regardless of when created, are required to be evaluated under FIN No. 46-R no later than May 2004. The effect of our adoption of FIN No. 46 and the early application of FIN No. 46-R to certain structures was not material to our financial condition, results of operations or cash flows. Management is still evaluating the effect of full adoption of FIN No. 46-R for our second quarter of fiscal 2004, but does not currently expect full adoption to have a material effect on our financial condition, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, the statement clarifies when a contract is a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. As required, we adopted SFAS No. 149 prospectively for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. Adoption did not have a material effect on our financial condition, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are generally effective for financial instruments entered into or modified after May 31, 2003, except for those provisions relating to noncontrolling interests that have been deferred. As required, we adopted the applicable provisions of SFAS No. 150 to all financial instruments at the beginning of our fourth quarter of fiscal 2003. Adoption did not have a material effect on our financial condition, results of operations or cash flows. If the deferred provisions are finalized in their current form, management does not expect adoption to have a material effect on our financial condition, results of operations or cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension plans and other postretirement benefits by requiring additional disclosures such as descriptions of the types of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognized during interim periods. The statement does not change the measurement or recognition of the plans. Interim period disclosure is generally effective for our second quarter of 2004. Required annual disclosure is effective for our fiscal year ending 2004.

Report of Independent Auditors

To the Board of Directors and Shareholders of
The Goldman Sachs Group, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, changes in shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of The Goldman Sachs Group, Inc. and its subsidiaries (the Company) at November 28, 2003 and November 29, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 28, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York
January 26, 2004

Consolidated Statements of Earnings

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER		
	2003	2002	2001
Revenues			
Investment banking	**$ 2,400**	$ 2,572	$ 3,677
Trading and principal investments	**8,555**	7,297	9,296
Asset management and securities services	**1,917**	1,716	1,545
Interest income	**10,751**	11,269	16,620
Total revenues	**23,623**	22,854	31,138
Interest expense	**7,600**	8,868	15,327
Cost of power generation	**11**	—	—
Revenues, net of interest expense and cost of power generation	**16,012**	13,986	15,811
Operating expenses			
Compensation and benefits	**7,393**	6,744	7,700
Amortization of employee initial public offering and acquisition awards	**122**	293	464
Brokerage, clearing and exchange fees	**829**	852	843
Market development	**264**	306	406
Communications and technology	**478**	528	604
Depreciation and amortization	**562**	617	613
Amortization of goodwill and identifiable intangible assets	**319**	127	260
Occupancy	**722**	637	591
Professional services and other	**878**	629	634
Total non-compensation expenses	**4,052**	3,696	3,951
Total operating expenses	**11,567**	10,733	12,115
Pre-tax earnings	**4,445**	3,253	3,696
Provision for taxes	**1,440**	1,139	1,386
Net earnings	**$ 3,005**	$ 2,114	$ 2,310
Earnings per share			
Basic	**$ 6.15**	$ 4.27	$ 4.53
Diluted	**5.87**	4.03	4.26
Average common shares outstanding			
Basic	**488.4**	495.6	509.7
Diluted	**511.9**	525.1	541.8

The accompanying notes are an integral part of these consolidated financial statements.

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	AS OF NOVEMBER 2003	2002
Assets		
Cash and cash equivalents	**$ 7,087**	$ 4,822
Cash and securities segregated in compliance with U.S. federal and other regulations	**29,715**	20,389
Receivables from brokers, dealers and clearing organizations	**9,197**	5,779
Receivables from customers and counterparties	**27,180**	23,159
Securities borrowed	**129,118**	113,579
Securities purchased under agreements to resell	**26,856**	45,772
Financial instruments owned, at fair value	**139,029**	123,318
Financial instruments owned and pledged as collateral, at fair value	**21,690**	6,457
Total financial instruments owned, at fair value	**160,719**	129,775
Other assets	**13,927**	12,299
Total assets	**$403,799**	$355,574
Liabilities and shareholders' equity		
Short-term borrowings, including the current portion of long-term borrowings	**$ 44,202**	$ 40,638
Payables to brokers, dealers and clearing organizations	**3,515**	1,893
Payables to customers and counterparties	**105,513**	93,697
Securities loaned	**17,528**	12,238
Securities sold under agreements to repurchase	**43,084**	59,919
Financial instruments sold, but not yet purchased, at fair value	**102,699**	83,473
Other liabilities and accrued expenses	**8,144**	6,002
Long-term borrowings	**57,482**	38,711
Total liabilities	**382,167**	336,571
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock, par value $0.01 per share; 150,000,000 shares authorized, no shares issued and outstanding	**—**	—
Common stock, par value $0.01 per share; 4,000,000,000 shares authorized, 527,371,946 and 515,084,810 shares issued as of November 2003 and November 2002, respectively, and 473,014,926 and 472,940,724 shares outstanding as of November 2003 and November 2002, respectively	**5**	5
Restricted stock units and employee stock options	**2,984**	3,517
Nonvoting common stock, par value $0.01 per share; 200,000,000 shares authorized, no shares issued and outstanding	**—**	—
Additional paid-in capital	**13,562**	12,750
Retained earnings	**9,914**	7,259
Unearned compensation	**(339)**	(845)
Accumulated other comprehensive income/(loss)	**6**	(122)
Treasury stock, at cost, par value $0.01 per share; 54,357,020 and 42,144,086 shares as of November 2003 and November 2002, respectively	**(4,500)**	(3,561)
Total shareholders' equity	**21,632**	19,003
Total liabilities and shareholders' equity	**$403,799**	$355,574

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER		
	2003	2002	2001
Common stock, par value $0.01 per share			
Balance, beginning of year	**$ 5**	$ 5	$ 5
Issued	**—**	—	—
Balance, end of year	**5**	5	5
Restricted stock units and employee stock options			
Balance, beginning of year	**3,517**	4,561	4,771
Issued	**339**	507	657
Delivered	**(714)**	(1,293)	(600)
Forfeited	**(156)**	(257)	(267)
Options exercised	**(2)**	(1)	—
Balance, end of year	**2,984**	3,517	4,561
Additional paid-in capital			
Balance, beginning of year	**12,750**	11,766	11,116
Issuance of common stock	**709**	865	527
Excess net tax benefit related to delivery of stock-based awards	**103**	119	123
Balance, end of year	**13,562**	12,750	11,766
Retained earnings			
Balance, beginning of year	**7,259**	5,373	3,294
Net earnings	**3,005**	2,114	2,310
Dividends declared	**(350)**	(228)	(231)
Balance, end of year	**9,914**	7,259	5,373
Unearned compensation			
Balance, beginning of year	**(845)**	(1,220)	(1,878)
Restricted stock units granted	**(6)**	(387)	(375)
Restricted stock units forfeited	**48**	95	108
Amortization of restricted stock units	**464**	667	925
Balance, end of year	**(339)**	(845)	(1,220)
Accumulated other comprehensive income/(loss)			
Balance, beginning of year	**(122)**	(168)	(130)
Currency translation adjustment, net of tax	**128**	46	(38)
Balance, end of year	**6**	(122)	(168)
Treasury stock, at cost, par value $0.01 per share			
Balance, beginning of year	**(3,561)**	(2,086)	(648)
Repurchased	**(939)**	(1,475)	(1,438)
Balance, end of year	**(4,500)**	(3,561)	(2,086)
	$21,632	$19,003	$18,231

The accompanying notes are an integral part of these consolidated financial statements.

(IN MILLIONS)	YEAR ENDED NOVEMBER		
	2003	2002	2001
Cash flows from operating activities			
Net earnings	**$ 3,005**	$ 2,114	$ 2,310
Noncash items included in net earnings			
Depreciation and amortization	**562**	617	613
Amortization of goodwill and identifiable intangible assets	**319**	127	260
Deferred income taxes	**93**	230	52
Stock-based compensation	**711**	639	789
Changes in operating assets and liabilities			
Cash and securities segregated in compliance with U.S. federal and other regulations	**(9,311)**	1,745	(5,002)
Net receivables from brokers, dealers and clearing organizations	**(1,797)**	(2,423)	931
Net payables to customers and counterparties	**7,826**	5,265	20,056
Securities borrowed, net of securities loaned	**(10,249)**	(7,039)	(21,098)
Securities sold under agreements to repurchase, net of securities purchased under agreements to resell	**2,081**	2,429	18,046
Financial instruments owned, at fair value	**(28,920)**	(20,977)	(14,390)
Financial instruments sold, but not yet purchased, at fair value	**19,227**	8,756	1,809
Other, net	**798**	(1,560)	(1,511)
Net cash (used for)/provided by operating activities	**(15,655)**	(10,077)	2,865
Cash flows from investing activities			
Property, leasehold improvements and equipment	**(592)**	(1,008)	(1,370)
Business combinations, net of cash acquired	**(697)**	(68)	(314)
Other investments	**(1,372)**	(27)	(225)
Net cash used for investing activities	**(2,661)**	(1,103)	(1,909)
Cash flows from financing activities			
Short-term borrowings, net	**729**	6,354	1,261
Issuance of long-term borrowings	**28,238**	12,740	6,694
Repayment of long-term borrowings, including the current portion of long-term borrowings	**(7,471)**	(8,358)	(4,208)
Derivative contracts with a financing element	**231**	—	—
Common stock repurchased	**(939)**	(1,475)	(1,438)
Dividends paid	**(350)**	(228)	(231)
Proceeds from issuance of common stock	**143**	60	5
Net cash provided by financing activities	**20,581**	9,093	2,083
Net increase/(decrease) in cash and cash equivalents	**2,265**	(2,087)	3,039
Cash and cash equivalents, beginning of year	**4,822**	6,909	3,870
Cash and cash equivalents, end of year	**$ 7,087**	$ 4,822	$ 6,909

SUPPLEMENTAL DISCLOSURES:

Cash payments for interest, net of capitalized interest, were $7.21 billion, $8.92 billion and $14.98 billion for the years ended November 2003, November 2002 and November 2001, respectively.

Cash payments for income taxes, net of refunds, were $846 million, $1.22 billion and $1.30 billion for the years ended November 2003, November 2002 and November 2001, respectively.

Noncash activities:
The value of common stock issued in connection with business combinations was $165 million, $47 million and $223 million for the years ended November 2003, November 2002 and November 2001, respectively. In addition, the firm assumed $584 million of long-term borrowings in connection with business combinations for the year ended November 2003.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

(IN MILLIONS)	YEAR ENDED NOVEMBER 2003	2002	2001
Net earnings	**$3,005**	$2,114	$2,310
Currency translation adjustment, net of tax	**128**	46	(38)
Comprehensive income	**$3,133**	$2,160	$2,272

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1

DESCRIPTION OF BUSINESS

The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, together with its consolidated subsidiaries (collectively, the firm), is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are divided into three segments:

- INVESTMENT BANKING – The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals.
- TRADING AND PRINCIPAL INVESTMENTS – The firm facilitates customer transactions with a diverse group of corporations, financial institutions, governments and individuals and takes proprietary positions through market making in, and trading of, fixed income and equity products, currencies, commodities and derivatives on such products. In addition, the firm engages in floor-based and electronic market making as a specialist on U.S. equities and options exchanges and clears customer transactions on major stock, options and futures exchanges worldwide. In connection with the firm's merchant banking and other investment activities, the firm makes principal investments directly and through funds that the firm raises and manages.
- ASSET MANAGEMENT AND SECURITIES SERVICES – The firm offers a broad array of investment strategies, advice and planning across all major asset classes to a diverse client base of institutions and individuals and provides prime brokerage, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations, endowments and high-net-worth individuals.

The firm made certain changes to its segment reporting structure in 2003. These changes included reclassifying the following from Asset Management and Securities Services to Trading and Principal Investments:

- equity commissions and clearing and execution fees;
- merchant banking overrides; and
- the matched book businesses.

These reclassifications did not affect the firm's previously reported consolidated results of operations, financial condition or cash flows. See Note 15 for further information regarding the firm's segments.

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements include the accounts of Group Inc. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE), a special-purpose entity (SPE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities.

Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the firm consolidates voting interest entities in which it has all, or a majority of, the voting interest. The firm's principal U.S. and international subsidiaries include Goldman, Sachs & Co. (GS&Co.), J. Aron & Company and Spear, Leeds & Kellogg, L.P. (SLK) in New York, Goldman Sachs International (GSI) in London and Goldman Sachs (Japan) Ltd. (GSJL) in Tokyo.

As defined in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities," VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. Prior to the issuance of FIN No. 46, VIEs were commonly referred to as SPEs. FIN No. 46 states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE under FIN No. 46.

In January 2003, the FASB issued FIN No. 46. In accordance with its original provisions, the firm adopted FIN No. 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003 (pre-existing VIEs), the firm was initially required to adopt FIN No. 46 no later than November 2003. In October 2003, the FASB deferred the effective date of FIN No. 46 for pre-existing VIEs to no later than February 2004 (the firm's first quarter of fiscal 2004). In December 2003, the FASB issued a revision to FIN No. 46 (FIN No. 46-R), which incorporated the October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. Under its transition provisions, early application of FIN No. 46 or FIN No. 46-R to some or all VIEs was permitted. The firm applied either FIN No. 46 or FIN No. 46-R to substantially all pre-existing VIEs in which it held a variable interest as of November 2003. All VIEs, regardless of when created, are required to be evaluated under FIN No. 46-R no later than May 2004.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," the firm does not consolidate QSPEs. QSPEs are passive entities that hold financial assets transferred to them and are commonly used in mortgage and other securitization transactions. Prior to the adoption of FIN No. 46 or FIN No. 46-R, as applicable, the firm consolidated all nonqualifying SPEs if the firm controlled the SPE, held a majority of the SPE's substantive risks and rewards, or had transferred assets to the SPE and independent investors had not made a substantive majority equity investment in legal form.

When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of 20% to 50%), the firm accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

If the firm does not have a controlling financial interest in, or exert significant influence over, an entity, the firm accounts for its investment at fair value.

The firm's financial interests in, and derivative transactions with, nonconsolidated SPEs and VIEs are accounted for at fair value, in the same manner as other financial instruments. As of November 2003, the firm had no material additional financial commitments or guarantees in respect of these entities.

The firm also has formed numerous nonconsolidated merchant banking funds with third-party investors that are typically organized as limited partnerships. The firm acts as general partner for these funds and does not hold a majority of the economic interests in any fund. Where the firm holds an interest that is significant to a fund, it is subject to removal as general partner. The firm's aggregate investments in funds in which it holds a significant interest was $1.57 billion and $1.42 billion as of November 2003 and November 2002, respectively. Such fund investments are included in "Financial instruments owned, at fair value" in the consolidated statements of financial condition. Total assets in these funds were approximately $13 billion as of September 30, 2003 (the most recent investment fund reporting date).

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions regarding fair value measurement, the accounting for goodwill and identifiable intangible assets, the provision for potential losses that may arise from litigation and regulatory proceedings, and other matters that affect the consolidated financial statements and related disclosures. These estimates and assumptions are based on the best available information; nonetheless, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2003, November 2002 and November 2001 refer to the firm's fiscal years ended, or the dates, as the context requires, November 28, 2003, November 29,

2002 and November 30, 2001, respectively. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Revenue Recognition

INVESTMENT BANKING

Underwriting revenues and fees from mergers and acquisitions and other corporate finance advisory assignments are recorded when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Underwriting revenues are presented net of related expenses. Expenses associated with advisory transactions are recorded as non-compensation expenses, net of client reimbursements.

REPURCHASE AGREEMENTS AND COLLATERALIZED FINANCING ARRANGEMENTS

Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade foreign sovereign obligations, represent short-term collateralized financing transactions and are carried in the consolidated statements of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," are satisfied. The firm takes possession of securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The firm takes possession of securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Income or expense on repurchase agreements and collateralized financing arrangements is recognized as interest over the life of the transaction.

FINANCIAL INSTRUMENTS

The consolidated statements of financial condition generally reflect purchases and sales of financial instruments on a trade-date basis.

"Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statements of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in the firm's results of operations. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the firm separates financial instruments into three categories — cash (i.e., nonderivative) trading instruments, derivative contracts and principal investments.

The fair values of cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with a reasonable level of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, other sovereign government obligations, liquid mortgage products, investment-grade corporate bonds, listed equities, money market securities, state, municipal and provincial obligations, and physical commodities.

Certain cash trading instruments trade infrequently and, therefore, have little or no price transparency. Such instruments may include certain high-yield debt, corporate bank loans, mortgage whole loans and distressed debt. The firm values these instruments using methodologies such as the present value of known or estimated cash flows and generally does not adjust underlying valuation assumptions unless there is substantive evidence supporting a change in the value of the underlying instrument or valuation assumptions (such as similar market transactions, changes in financial ratios and changes in the credit ratings of the underlying companies).

Cash trading instruments owned by the firm (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

The fair values of the firm's derivative contracts include cash that the firm has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements) and consist of exchange-traded and over-the-counter (OTC) derivatives. The fair values of the firm's exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. The firm uses a variety of valuation models including the present value of known or estimated cash flows, option-pricing models and option-adjusted spread models. The valuation models used to derive the fair values of the firm's OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs.

At the inception of an OTC derivative contract (day one), the firm values the contract at the model value if the firm can verify all of the significant model inputs to observable market data and verify the model value to market transactions. When appropriate, valuations are adjusted to take account of various factors such as liquidity, bid/offer and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

Where the firm cannot verify all of the significant model inputs to observable market data and verify the model value to market transactions, the firm values the contract at the transaction price at inception and, consequently, records no day one gain or loss in accordance with Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities."

Following day one, the firm adjusts the inputs to valuation models only to the extent that changes in such inputs can be verified by similar market transactions, third-party pricing services and/or broker quotes or can be derived from other substantive evidence such as empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

In valuing corporate and real estate principal investments, the firm's portfolio is separated into investments in private companies and investments in public companies, including the firm's investment in the convertible preferred stock of Sumitomo Mitsui Financial Group, Inc. (SMFG).

The firm's private principal investments, by their nature, have little to no price transparency. Such investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there are third-party transactions evidencing a change in value. Downward adjustments are also made, in the absence of third-party transactions, if it is determined that the expected realizable value of the investment is less than the carrying value. In reaching that determination, many factors are considered, including, but not limited to, the operating cash flows and financial performance of the companies or properties relative to budgets or projections, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

The firm's public principal investments, which tend to be large, concentrated holdings that resulted from initial public offerings or other corporate transactions, are valued using quoted market prices discounted for restrictions on sale. If liquidating a position is reasonably expected to affect market prices, valuations are adjusted accordingly based on predetermined written policies.

The firm's investment in the convertible preferred stock of SMFG is carried at fair value, which is derived from a model that incorporates SMFG's common stock price and credit spreads, the impact of the transfer restrictions on the firm's investment and the downside protection on the conversion strike price.

In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. For transfers accounted for as sales, any related gains or losses are recognized in net revenues. Transfers that are not accounted for as sales are accounted for as repurchase agreements or collateralized financing arrangements, with the related interest expense recognized in net revenues over the lives of the transactions.

COMMISSIONS

The firm generates commissions from executing and clearing client transactions on stock, options and futures markets worldwide. These commissions are recorded on a trade-date basis in "Trading and principal investments" in the consolidated statements of earnings.

POWER GENERATION

Power generation revenues are included in "Trading and principal investments" in the consolidated statements of earnings when power is delivered. "Cost of power generation" in the consolidated statement of earnings includes all of the direct costs of the firm's power plant operations (e.g., fuel, operations and maintenance), as well as the depreciation and amortization associated with the plant and related contractual assets.

ASSET MANAGEMENT

Asset management fees are generally recognized over the period that the related service is provided based upon average net asset values. In certain circumstances, the firm is entitled to receive incentive fees when the return on assets under management exceeds certain benchmark returns or other performance targets. Incentive fees are generally based on investment performance over a twelve-month period and are not subject to adjustment once the measurement period ends. Accordingly, incentive fees are recognized in the consolidated statements of earnings when the measurement period ends. Asset management fees and incentive fees are included in "Asset management and securities services" in the consolidated statements of earnings.

MERCHANT BANKING OVERRIDES

The firm is entitled to receive merchant banking overrides (i.e., an increased share of a fund's income and gains) when the return on the funds' investments exceeds certain threshold returns. Overrides are based on investment performance over the life of each merchant banking fund, and future investment underperformance may require amounts previously distributed to the firm to be returned to the funds. Accordingly, overrides are recognized in the consolidated statements of earnings only when all material contingencies have been resolved. Overrides are included in "Trading and principal investments" in the consolidated statements of earnings.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Prior to December 1, 2001, goodwill was amortized over periods of 15 to 20 years on a straight-line basis. Effective December 1, 2001, the firm adopted SFAS No. 142, "Goodwill and Other Intangible Assets"; consequently, goodwill is no longer amortized but, instead, is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of an operating segment is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Identifiable Intangible Assets

Identifiable intangible assets, which consist primarily of customer lists and specialist rights, are amortized over their useful lives. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the expected undiscounted cash flows relating to the asset or asset group are less than the corresponding carrying value.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statements of financial condition. Effective December 1, 2001, the firm changed to the straight-line method of depreciation for certain property, leasehold improvements and equipment placed in service on or after December 1, 2001.

The firm's depreciation and amortization is generally computed using the methods set forth below:

	PROPERTY AND EQUIPMENT	LEASEHOLD IMPROVEMENTS		CERTAIN INTERNAL USE SOFTWARE COSTS
		TERM OF LEASE GREATER THAN USEFUL LIFE	TERM OF LEASE LESS THAN USEFUL LIFE	
Placed in service prior to December 1, 2001	Accelerated cost recovery	Accelerated cost recovery	Straight-line over the term of the lease	Straight-line over the useful life of the asset
Placed in service on or after December 1, 2001	Straight-line over the useful life of the asset	Straight-line over the useful life of the asset	Straight-line over the term of the lease	Straight-line over the useful life of the asset

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing net earnings by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and restricted stock units for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common stock deliverable pursuant to stock options and restricted stock units for which future service is required as a condition to the delivery of the underlying common stock.

Stock-Based Compensation

Effective for fiscal 2003, the firm began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," using the prospective adoption method. Under this method of adoption, compensation expense is recognized over the relevant service period based on the fair value of stock options and restricted stock units granted for fiscal 2003 and future years. No unearned compensation is included in "Shareholders' equity" for such stock options and restricted stock units granted. Rather, such stock options and restricted stock units are included in "Shareholders' equity" under SFAS No. 123 when services required from employees in exchange for the awards are rendered and expensed. Adoption of SFAS No. 123 did not have a material effect on the firm's financial condition, results of operations or cash flows.

Compensation expense resulting from stock options and restricted stock units granted for the years ended November 2002, November 2001 and prior years was, and continues to be, accounted for under the intrinsic-value-based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. Therefore, no compensation expense was, or will be, recognized for those unmodified stock options issued for years prior to fiscal 2003 that had no intrinsic value on the date of grant. Compensation expense for restricted stock units issued for the years prior to fiscal 2003 was, and continues to be, recognized over the relevant service periods using amortization schedules based on the applicable vesting provisions.

If the firm were to recognize compensation expense over the relevant service period under the fair-value method of SFAS No. 123 with respect to stock options granted for the year ended November 2002 and all prior years, net earnings would have decreased, resulting in pro forma net earnings and EPS as presented below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	**2003**	2002	2001
Net earnings, as reported	**$3,005**	$2,114	$2,310
Add: Stock-based employee compensation expense, net of related tax effects, included in reported net earnings	**458**	416	499
Deduct: Stock-based employee compensation expense, net of related tax effects, determined under the fair-value method for all awards	**(782)**	(785)	(844)
Pro forma net earnings	**$2,681**	$1,745	$1,965
EPS, as reported			
Basic	**$ 6.15**	$ 4.27	$ 4.53
Diluted	**5.87**	4.03	4.26
Pro forma EPS			
Basic	**$ 5.49**	$ 3.52	$ 3.86
Diluted	**5.24**	3.32	3.63

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statements of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition, and revenues and expenses are translated at average rates of exchange for the fiscal year. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges, on the consolidated statements of comprehensive income. Hedge effectiveness is assessed based on changes in forward exchange rates; accordingly, forward points are reflected as a component of the currency translation adjustment in the consolidated statements of comprehensive income. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are included in the consolidated statements of earnings.

Recent Accounting Developments

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement specifies the accounting for certain employee termination benefits, contract termination costs and costs to consolidate facilities or relocate employees and is effective for exit and disposal activities initiated after December 31, 2002. Adoption of this statement did not have a material effect on the firm's financial condition, results of operations or cash flows.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued after December 31, 2002. The firm adopted the disclosure provisions effective beginning with the firm's first fiscal quarter in 2003. Adoption of the recognition and measurement provisions did not have a material effect on the firm's financial condition or results of operations. See Note 6 for further information regarding the firm's commitments, contingencies and guarantees.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, which precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The firm adopted the provisions of EITF Issue No. 02-3 related to energy-trading contracts as of the beginning of the first quarter of fiscal 2003, and the effect of adoption was not material to the firm's financial condition, results of operations or cash flows. EITF Issue No. 02-3 also communicates the FASB staff's view that the transaction price for a derivative contract is the best information available to estimate fair value at the inception of a contract when the estimate is not based on other observable market data. The application of the FASB staff's view did not have a material effect on the firm's financial condition, results of operations or cash flows.

As discussed above in "— Basis of Presentation," in January 2003, the FASB issued FIN No. 46 and, in December 2003, the FASB issued FIN No. 46-R. The effect of the firm's adoption of FIN No. 46 and the early application of FIN No. 46-R to certain structures was not material to the firm's financial condition, results of operations or cash flows. Management is still evaluating the effect of full adoption of FIN No. 46-R for the firm's second quarter of fiscal 2004, but does not currently expect full adoption to have a material effect on the firm's financial condition, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, the statement clarifies when a contract is a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. As required, the firm adopted SFAS No. 149 prospectively for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. Adoption did not have a material effect on the firm's financial condition, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are generally effective for financial instruments entered into or modified after May 31, 2003, except for those provisions relating to noncontrolling interests that have been deferred. As required, the firm adopted the applicable provisions of SFAS No. 150 to all financial instruments at the beginning of the firm's fourth quarter of fiscal 2003. Adoption did not have a material effect on the firm's financial condition, results of operations or cash flows. If the deferred provisions are finalized in their current form, management does not expect adoption to have a material effect on the firm's financial condition, results of operations or cash flows.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension plans and other postretirement benefits by requiring additional disclosures such as descriptions of the types of plan assets, investment strategies, measurement dates, plan obligations, cash flows and components of net periodic benefit costs recognized during interim periods. The statement does not change the measurement or recognition of the plans. Interim period disclosure is generally effective for the firm's second quarter of 2004. Required annual disclosure is effective for the firm's fiscal year ending 2004.

NOTE 3

FINANCIAL INSTRUMENTS

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions and meet financing objectives. These instruments can be either executed on an exchange or negotiated in the OTC market.

Transactions involving financial instruments sold, but not yet purchased, generally entail obligations to purchase financial instruments at future dates. The firm may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value:

	AS OF NOVEMBER			
	2003		2002	
(IN MILLIONS)	**ASSETS**	**LIABILITIES**	ASSETS	LIABILITIES
Commercial paper, certificates of deposit, time deposits and other money market instruments	**$ 4,987**	**$ —**	$ 1,092	$ —
U.S. government, federal agency and sovereign obligations	**36,634**	**34,003**	36,053	22,272
Corporate and other debt obligations				
Mortgage whole loans and collateralized debt obligations	**11,768**	**363**	8,292	738
Investment-grade corporate bonds	**9,862**	**4,641**	7,959	4,607
Bank loans	**6,706**	**264**	4,289	401
High-yield securities	**4,817**	**1,394**	1,944	940
Preferred stock	**3,822**	**163**	1,543	70
Other	**569**	**157**	1,398	146
	37,544	**6,982**	25,425	6,902
Equities and convertible debentures	**35,006**	**19,651**	23,624	14,398
State, municipal and provincial obligations	**459**	**—**	715	—
Derivative contracts	**45,733**	**41,886**	42,205	38,921
Physical commodities	**356**	**177**	661	980
Total	**$160,719**	**$102,699**	$129,775	$83,473

Credit Concentrations

Credit concentrations may arise from trading, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of both November 2003 and November 2002, the firm held U.S. government and federal agency obligations that represented 6% of the firm's total assets. In addition, most of the firm's securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations. As of November 2003 and November 2002, the firm did not have credit exposure to any other counterparty that exceeded 5% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index. However, certain commodity-related contracts are included in the firm's derivatives disclosure, as these contracts may be settled in cash or are readily convertible into cash.

Most of the firm's derivative transactions are entered into for trading purposes. The firm uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the firm may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. Gains and losses on derivatives used for trading purposes are generally included in "Trading and principal investments" in the consolidated statements of earnings.

The firm also enters into derivative contracts to manage the interest rate, currency and equity-linked exposure on its long-term borrowings. These derivatives generally include interest rate futures contracts, interest rate swap agreements, currency swap agreements and equity-linked contracts, which are primarily utilized to convert a substantial portion of the firm's long-term debt into U.S. dollar-based floating rate obligations. Certain interest rate swap contracts are designated as fair-value hedges. The gains and losses associated with the ineffective portion of these fair-value hedges are included in "Trading and principal investments" in the consolidated statements of earnings and were not material for the years ended November 2003, November 2002 and November 2001.

Derivative contracts are reported on a net-by-counterparty basis in the firm's consolidated statements of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below:

	AS OF NOVEMBER			
	2003		2002	
(IN MILLIONS)	**ASSETS**	**LIABILITIES**	ASSETS	LIABILITIES
Forward settlement contracts	**$ 8,134**	**$ 9,271**	$ 4,293	$ 4,602
Swap agreements	**25,471**	**17,317**	22,426	18,516
Option contracts	**12,128**	**15,298**	15,486	15,803
Total	**$45,733**	**$41,886**	$42,205	$38,921

Securitization Activities

The firm securitizes commercial and residential mortgages, home equity loans, government and corporate bonds, and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization. Net revenues related to these underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

The firm may retain interests in securitized financial assets, which it generally attempts to sell as quickly as possible, subject to prevailing market conditions. Retained interests are accounted for at fair value and included in "Total financial instruments owned, at fair value" in the consolidated statements of financial condition.

During the years ended November 2003 and November 2002, the firm securitized $95.00 billion and $107.05 billion, respectively, of financial assets, including $70.89 billion and $89.33 billion, respectively, of agency mortgage-backed securities. Cash flows received on retained interests and other securitization cash flows were approximately $1 billion and $534 million for the years ended November 2003 and November 2002, respectively. As of November 2003, the firm held $3.20 billion of retained interests, including $3.04 billion held in QSPEs.

The fair value of $1.05 billion of retained interests was based on quoted market prices in active markets. The following table sets forth the weighted average key economic assumptions used in measuring the fair value of $2.15 billion of retained interests for which fair value is based on alternative pricing sources with reasonable, little or no price transparency and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions:

	AS OF NOVEMBER 2003	
	TYPE OF RETAINED INTERESTS	
($ IN MILLIONS)	MORTGAGE-BACKED	OTHER ASSET-BACKED[3]
Fair value of retained interests	$1,199	$954
Weighted average life (years)	3.8	3.4
Annual constant prepayment rate	22.0%	N/A
Impact of 10% adverse change	$ (3)	$ —
Impact of 20% adverse change	(7)	—
Annual credit losses[1]	2.9%	1.3%
Impact of 10% adverse change[2]	$ (11)	$ (6)
Impact of 20% adverse change[2]	(19)	(11)
Annual discount rate	15.0%	8.3%
Impact of 10% adverse change	$ (27)	$ (6)
Impact of 20% adverse change	(51)	(11)

[1] Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.

[2] The impacts of adverse change take into account credit mitigants incorporated in the retained interests, including over-collateralization and subordination provisions.

[3] Includes retained interests in government and corporate bonds and other types of financial assets that are not subject to prepayment risk.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to hedge risks inherent in these retained interests. Changes in fair value based on a 10% adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

In addition to the retained interests described above, the firm also held interests in QSPEs, primarily agency mortgage-backed securities, purchased in connection with secondary market-making activities. These purchased interests approximated $6 billion and $3 billion as of November 2003 and November 2002, respectively.

In connection with the issuance of asset-repackaged notes to investors, the firm had derivative receivables from QSPEs, to which the firm has transferred assets, with a fair value of $188 million and $222 million as of November 2003 and November 2002, respectively. These receivables are collateralized by a first-priority interest in the assets held by each QSPE. Accordingly, the firm views these derivative receivables in the same manner as other segregated collateral arrangements from a credit perspective.

Variable Interest Entities (VIEs)

The firm, in the ordinary course of its business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, primarily mortgage-backed and asset-backed interests, in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and nonperforming debt, real estate and other assets. In addition, the firm utilizes VIEs to provide investors with credit-linked and asset-repackaged notes designed to meet their objectives.

VIEs generally purchase assets by issuing debt and equity instruments and through other contractual arrangements. In certain instances, the firm has provided guarantees to certain VIEs or holders of variable interests in these VIEs. In such cases, the maximum exposure to loss included in the tables set forth below is the notional amount of such guarantees. Such amounts do not represent anticipated losses in connection with these guarantees. The firm's variable interests in these VIEs include senior and subordinated debt; limited and general partnership interests; preferred and common stock; interest rate, foreign currency, equity, commodity and credit derivatives; guarantees; and residual interests in mortgage-backed and asset-backed securitization vehicles. Group Inc. generally is not directly or indirectly obligated to repay the debt and equity instruments and contractual arrangements entered into by these VIEs.

The following table sets forth the firm's total assets and maximum exposure to loss associated with its significant variable interests in consolidated, asset-backed VIEs:

	AS OF NOVEMBER	
(IN MILLIONS)	**2003**	2002
VIE assets[1]	**$1,832**	$1,746
Maximum exposure to loss	**145**	270

[1] Consolidated VIE assets include assets financed by nonrecourse short-term and long-term debt. Nonrecourse debt is debt that Group Inc. is not directly or indirectly obligated to repay through a guarantee, general partnership interest or contractual arrangement.

The following table sets forth the firm's total assets and maximum exposure to loss associated with its significant variable interests in nonconsolidated VIEs:

	AS OF NOVEMBER 2003					
		MAXIMUM EXPOSURE TO LOSS				
(IN MILLIONS)	**VIE ASSETS**	**PURCHASED INTERESTS**	**GUARANTEES**	**DERIVATIVES**	**LOANS AND INVESTMENTS**	**TOTAL**
Mortgage-backed	**$1,648**	**$24**	**$ —**	**$ —**	**$ 507**	**$ 531**
Other asset-backed	**6,617**	**65**	**236**	**100**	**920**	**1,321**
Total	**$8,265**	**$89**	**$236**	**$100**	**$1,427**	**$1,852**

	AS OF NOVEMBER 2002					
		MAXIMUM EXPOSURE TO LOSS				
(IN MILLIONS)	VIE ASSETS	PURCHASED INTERESTS	GUARANTEES	DERIVATIVES	LOANS AND INVESTMENTS	TOTAL
Mortgage-backed	$3,102	$148	$—	$ —	$ —	$148
Other asset-backed	5,614	292	—	137	318	747
Total	$8,716	$440	$—	$137	$318	$895

Secured Borrowing and Lending Activities

The firm obtains secured short-term financing principally through the use of repurchase agreements and securities lending agreements to obtain securities for settlement, to finance inventory positions and to meet customers' needs. In these transactions, the firm either provides or receives collateral, including U.S. government, federal agency, mortgage-backed, investment-grade foreign sovereign obligations and equity securities.

The firm receives collateral in connection with resale agreements, securities lending transactions, derivative transactions, customer margin loans and other secured lending activities. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, enter into securities lending or derivative transactions, or cover short positions. As of November 2003 and November 2002, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $410.01 billion and $316.31 billion, respectively, of which the firm sold or repledged $350.57 billion and $272.49 billion, respectively.

The firm also pledges its own assets to collateralize repurchase agreements and other secured financings. As of November 2003 and November 2002, the carrying value of securities included in "Financial instruments owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $47.39 billion and $34.66 billion, respectively.

NOTE 4

SHORT-TERM BORROWINGS

The firm obtains unsecured short-term borrowings through issuance of promissory notes, commercial paper and bank loans. Short-term borrowings also include the portion of long-term borrowings maturing within one year and certain long-term borrowings that may be payable within one year at the option of the holder. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Short-term borrowings are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2003	2002
Promissory notes	**$24,119**	$20,433
Commercial paper	**4,767**	9,463
Bank loans and other	**8,183**	4,948
Current portion of long-term borrowings	**7,133**	5,794
Total[1]	**$44,202**	$40,638

[1] As of November 2003 and November 2002, the weighted average interest rates for short-term borrowings, including commercial paper, were 1.48% and 2.09%, respectively.

NOTE 5

LONG-TERM BORROWINGS

Long-term borrowings are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2003	2002
Fixed rate obligations[1]		
U.S. dollar	**$28,242**	$19,550
Non-U.S. dollar	**8,703**	4,407
Floating rate obligations[2]		
U.S. dollar	**13,269**	10,175
Non-U.S. dollar	**7,268**	4,579
Total	**$57,482**	$38,711

[1] During 2003 and 2002, interest rates on U.S. dollar fixed rate obligations ranged from 4.13% to 12.00% and from 5.50% to 12.00%, respectively. During 2003 and 2002, interest rates on non-U.S. dollar fixed rate obligations ranged from 0.70% to 8.88% and from 1.20% to 8.88%, respectively.

[2] Floating interest rates generally are based on LIBOR, the U.S. Treasury bill rate or the federal funds rate. Certain equity-linked and indexed instruments are included in floating rate obligations.

As of November 2003, long-term borrowings included nonrecourse debt of $5.4 billion, consisting of $3.2 billion issued during the year by William Street Funding Corporation (Funding Corp) (a wholly owned subsidiary of Group Inc. formed to raise funding to support loan commitments made by another wholly owned William Street entity to investment-grade clients), $1.6 billion issued by consolidated VIEs and $0.6 billion issued by other consolidated entities, primarily associated with the firm's ownership of East Coast Power L.L.C. As of November 2002, long-term borrowings included nonrecourse debt of $530 million issued by consolidated VIEs. Nonrecourse debt is debt that Group Inc. is not directly or indirectly obligated to repay through a guarantee, general partnership interest or contractual arrangement.

Long-term borrowings by fiscal maturity date are set forth below:

(IN MILLIONS)	AS OF NOVEMBER 2003[1][2][3] U.S. DOLLAR	NON-U.S. DOLLAR	TOTAL	2002[2] U.S. DOLLAR	NON-U.S. DOLLAR	TOTAL
2004	**$ —**	**$ —**	**$ —**	$ 6,846	$ 184	$ 7,030
2005	**7,854**	**4,598**	**12,452**	5,804	3,075	8,879
2006	**6,133**	**1,576**	**7,709**	1,575	1,020	2,595
2007	**1,274**	**564**	**1,838**	1,094	953	2,047
2008	**3,105**	**2,546**	**5,651**	239	593	832
2009-thereafter	**23,145**	**6,687**	**29,832**	14,167	3,161	17,328
Total	**$41,511**	**$15,971**	**$57,482**	$29,725	$8,986	$38,711

[1] Long-term borrowings maturing within one year and certain long-term borrowings that may be redeemable within one year at the option of the holder are included as short-term borrowings in the consolidated statements of financial condition.

[2] Long-term borrowings repayable at the option of the firm are reflected at their contractual maturity dates. Certain long-term borrowings redeemable prior to maturity at the option of the holder are reflected at the date such options first become exercisable.

[3] Long-term borrowings have maturities that range from one to 30 years from the date of issue.

The firm enters into derivative contracts, such as interest rate futures contracts, interest rate swap agreements, currency swap agreements and equity-linked contracts, to effectively convert a substantial portion of its long-term borrowings into U.S. dollar-based floating rate obligations. Accordingly, the aggregate carrying value of these long-term borrowings and related hedges approximates fair value.

The effective weighted average interest rates for long-term borrowings, after hedging activities, are set forth below:

($ IN MILLIONS)	AS OF NOVEMBER 2003 AMOUNT	RATE	2002 AMOUNT	RATE
Fixed rate obligations	**$ 1,517**	**7.43%**	$ 1,057	8.35%
Floating rate obligations	**55,965**	**1.79**	37,654	2.24
Total	**$57,482**	**1.94**	$38,711	2.40

NOTE 6

COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

The firm had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements, of $35.25 billion and $40.04 billion as of November 2003 and November 2002, respectively.

In connection with its lending activities, the firm had outstanding commitments of $15.83 billion and $9.41 billion as of November 2003 and November 2002, respectively. The firm's commitments to extend credit are agreements to lend to counterparties that have fixed termination dates and are contingent on all conditions to borrowing set forth in the contract having been met. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements. As of November 2003, $4.32 billion of the firm's outstanding commitments have been issued through the William Street credit extension program.[1] Substantially all of the credit risk associated

[1] These commitments were primarily issued through William Street Commitment Corporation (Commitment Corp), a consolidated wholly owned subsidiary of Group Inc. Another consolidated wholly owned subsidiary, Funding Corp, was formed to raise funding to support the William Street credit extension program. Commitment Corp and Funding Corp are each separate corporate entities, with assets and liabilities that are legally separated from the other assets and liabilities of the firm. Accordingly, the assets of Commitment Corp and of Funding Corp will not be available to their respective shareholders until the claims of their respective creditors have been paid. In addition, no affiliate of either Commitment Corp or Funding Corp, except in limited cases as expressly agreed in writing, is responsible for any obligation of either entity.

with these commitments has been hedged through credit loss protection provided by SMFG. The firm has also hedged the credit risk of certain non-William Street commitments using a variety of other financial instruments.

The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $12.60 billion and $11.63 billion as of November 2003 and November 2002, respectively.

The firm acts as an investor in merchant banking transactions, which includes making long-term investments in equity and debt securities in privately negotiated transactions, corporate acquisitions and real estate transactions. In connection with these activities, the firm had commitments to invest up to $1.38 billion and $1.46 billion in corporate and real estate investment funds as of November 2003 and November 2002, respectively.

The firm had construction-related commitments of $87 million and $301 million as of November 2003 and November 2002, respectively, and other purchase commitments of $255 million and $23 million as of November 2003 and November 2002, respectively.

The firm has obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2029. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals, and rent charged to operating expense for the last three years are set forth below:

(IN MILLIONS)	
Minimum rental payments	
2004	$ 422
2005	349
2006	339
2007	304
2008	288
2009-thereafter	2,220
Total	$3,922
Net rent expense	
2001	$ 299
2002	359
2003	**360**

Contingencies

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45. Such derivative contracts include credit default swaps, written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded that these conditions have been met, for certain large, internationally active commercial and investment banks and end users. Accordingly, the firm has not included such contracts in the table below.

The firm, in its capacity as an agency lender, occasionally indemnifies securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed. In relation to certain asset sales and securitization transactions, the firm guarantees the collection of contractual cash flows. In connection with fund management activities, the firm may issue loan guarantees to secure financing and to obtain preferential investment terms. In addition, the firm provides letters of credit and other guarantees, on a limited basis, to enable clients to enhance their credit standing and complete transactions.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2003:

(IN MILLIONS)	CARRYING VALUE	MAXIMUM PAYOUT/NOTIONAL AMOUNT BY PERIOD OF EXPIRATION[3] 2004	2005-2006	2007-2008	2009-THEREAFTER	TOTAL
Derivatives[1]	$7,639	$216,038	$87,843	$126,385	$163,721	$593,987
Securities lending indemnifications[2]	—	7,955	—	—	—	7,955
Guarantees of the collection of contractual cash flows	16	827	708	3	5	1,543
Fund-related commitments	—	44	20	2	2	68
Letters of credit and other guarantees	89	89	25	1	82	197

[1] The carrying value of $7.64 billion excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

[2] Collateral held in connection with these securities lending indemnifications was $8.23 billion as of November 2003.

[3] Such amounts do not represent anticipated losses in connection with these contracts.

In the normal course of its business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2003.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees. However, management believes that it is unlikely the firm will have to make material payments under these arrangements, and no liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of November 2003.

NOTE 7

SHAREHOLDERS' EQUITY

Dividends declared per common share were $0.74 in 2003 and $0.48 in each of 2002 and 2001. On December 17, 2003, the Board of Directors of Group Inc. declared a dividend of $0.25 per share to be paid on February 26, 2004 to common shareholders of record on January 27, 2004.

During 2003 and 2002, the firm repurchased 12.2 million shares and 19.4 million shares of the firm's common stock, respectively. The average price paid per share for repurchased shares was $76.83 and $76.49 for the years ended November 2003 and November 2002, respectively. As of November 2003, the firm was authorized to repurchase up to 8.6 million additional shares of common stock pursuant to the firm's common stock repurchase program.

NOTE 8

EARNINGS PER SHARE

The computations of basic and diluted EPS are set forth below:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2003	2002	2001
Numerator for basic and diluted EPS—earnings available to common shareholders	**$3,005**	$2,114	$2,310
Denominator for basic EPS—weighted average number of common shares	**488.4**	495.6	509.7
Effect of dilutive securities			
Restricted stock units	**16.0**	22.1	22.0
Stock options	**7.5**	7.4	10.1
Dilutive potential common shares	**23.5**	29.5	32.1
Denominator for diluted EPS—weighted average number of common shares and dilutive potential common shares[1]	**511.9**	525.1	541.8
Basic EPS	**$ 6.15**	$ 4.27	$ 4.53
Diluted EPS	**5.87**	4.03	4.26

[1] The diluted EPS computations do not include the antidilutive effect of the following options:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2003	2002	2001
Number of antidilutive options	**27**	28	1

NOTE 9

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

As of November 2003 and November 2002, goodwill of $3.16 billion and $2.86 billion, respectively, was included in "Other assets" in the consolidated statements of financial condition. Prior to December 1, 2001, goodwill was amortized over periods of 15 to 20 years on a straight-line basis.

The following table sets forth reported net earnings and EPS, as adjusted to exclude goodwill amortization expense:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED NOVEMBER 2001
Net earnings, as reported	$2,310
Net earnings, as adjusted	2,404
EPS, as reported	
Basic	$ 4.53
Diluted	4.26
EPS, as adjusted	
Basic	$ 4.72
Diluted	4.44

Identifiable Intangible Assets

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets:

(IN MILLIONS)		AS OF NOVEMBER 2003	2002
Customer lists[1]	Gross carrying amount[3]	**$1,021**	$ 859
	Accumulated amortization	**(141)**	(94)
	Net carrying amount	**$ 880**	$ 765
New York Stock Exchange (NYSE) specialist rights	Gross carrying amount	**$ 714**	$ 717
	Accumulated amortization	**(78)**	(51)
	Net carrying amount	**$ 636**	$ 666
Option and exchange-traded fund (ETF) specialist rights	Gross carrying amount	**$ 312**	$ 312
	Accumulated amortization	**(182)**	(21)
	Net carrying amount	**$ 130**	$ 291
Other[2]	Gross carrying amount	**$ 351**	$ 351
	Accumulated amortization	**(177)**	(93)
	Net carrying amount	**$ 174**	$ 258
Total	Gross carrying amount[3]	**$2,398**	$2,239
	Accumulated amortization	**(578)**[4]	(259)
	Net carrying amount	**$1,820**	$1,980

[1] Primarily includes the firm's clearance and execution and Nasdaq customer lists acquired in the firm's combination with SLK and financial counseling customer lists acquired in the firm's combination with The Ayco Company, L.P.

[2] Includes primarily technology-related assets acquired in the firm's combination with SLK.

[3] Gross carrying amount includes additions of $162 million and $147 million for the years ended November 2003 and November 2002, respectively.

[4] For the year ended November 2003, accumulated amortization includes $188 million of impairment charges primarily related to option specialist rights.

Identifiable intangible assets are amortized over a weighted average life of approximately 18 years. There were no identifiable intangible assets that were considered to be indefinite-lived and, therefore, not subject to amortization.

Amortization expense associated with identifiable intangible assets was $319 million (including $188 million of impairment charges), $127 million and $115 million for the fiscal years ended November 2003, November 2002 and November 2001, respectively.

Estimated future amortization expense for existing identifiable intangible assets is set forth below:

(IN MILLIONS)	
2004	$123
2005	123
2006	123
2007	118
2008	91

NOTE 10

OTHER ASSETS AND OTHER LIABILITIES

Other assets are generally less liquid, nonfinancial assets. The following table sets forth the firm's other assets by type:

(IN MILLIONS)	AS OF NOVEMBER 2003	AS OF NOVEMBER 2002
Goodwill and identifiable intangible assets[1]	**$ 4,982**	$ 4,839
Property, leasehold improvements and equipment	**3,527**	3,460
Equity-method investments and joint ventures	**2,159**	649
Miscellaneous receivables and other	**1,463**	1,469
Net deferred tax assets[2]	**1,420**	1,549
Prepaid assets and deposits	**376**	333
Total	**$13,927**	$12,299

[1] See Note 9 for further information regarding the firm's goodwill and identifiable intangible assets.

[2] See Note 13 for further information regarding the firm's income taxes.

Other liabilities and accrued expenses primarily includes compensation and benefits, minority interest in certain consolidated entities, litigation liabilities, tax-related payables, deferred revenue and other payables. The following table sets forth the firm's other liabilities and accrued expenses by type:

(IN MILLIONS)	AS OF NOVEMBER 2003	AS OF NOVEMBER 2002
Compensation and benefits	**$3,956**	$3,194
Accrued expenses and other payables	**2,907**	2,572
Minority interest	**1,281**	236
Total	**$8,144**	$6,002

NOTE 11

EMPLOYEE BENEFIT PLANS

The firm sponsors various pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance, which cover most employees worldwide. The firm also provides certain benefits to former or inactive employees prior to retirement. A summary of these plans is set forth below.

Defined Benefit Pension Plans and Postretirement Plans

The firm maintains a defined benefit pension plan for substantially all U.S. employees. Employees of certain non-U.S. subsidiaries participate in various local defined benefit plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, the firm has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents in the United States.

The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets for November 2003 and November 2002 and a statement of the funded status of the plans as of November 2003 and November 2002:

	AS OF OR FOR YEAR ENDED NOVEMBER					
	2003			2002		
(IN MILLIONS)	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT	U.S. PENSION	NON-U.S. PENSION	POST-RETIREMENT
Benefit obligation						
Balance, beginning of year	**$162**	**$245**	**$ 184**	$140	$184	$ 84
Business combination	**75**	**—**	**1**	—	—	—
Service cost	**8**	**41**	**8**	6	37	8
Interest cost	**13**	**12**	**12**	10	9	9
Plan amendments	**—**	**—**	**—**	—	1	40
Actuarial loss/(gain)	**39**	**22**	**(3)**	8	7	50
Benefits paid	**(3)**	**(13)**	**(6)**	(2)	(9)	(7)
Effect of foreign exchange rates	**—**	**28**	**—**	—	16	—
Balance, end of year	**$294**	**$335**	**$ 196**	$162	$245	$ 184
Fair value of plan assets						
Balance, beginning of year	**$167**	**$206**	**$ —**	$138	$164	$ 12
Business combination	**45**	**—**	**—**	—	—	—
Actual return on plan assets	**31**	**27**	**—**	(14)	(21)	(1)
Firm contributions	**37**	**58**	**6**	45	56	7
Benefits paid	**(3)**	**(13)**	**(6)**	(2)	(9)	(7)
Other distributions	**—**	**—**	**—**	—	—	(11)
Effect of foreign exchange rates	**—**	**26**	**—**	—	16	—
Balance, end of year	**$277**	**$304**	**$ —**	$167	$206	$ —
Prepaid/(accrued) benefit cost						
Funded status	**$ (17)**	**$ (31)**	**$(196)**	$ 5	$ (39)	$(184)
Unrecognized loss	**90**	**89**	**56**	72	79	62
Unrecognized transition (asset)/obligation	**(26)**	**15**	**2**	(28)	15	1
Unrecognized prior service cost	**—**	**3**	**22**	—	4	31
Adjustment to recognize additional minimum liability	**—**	**—**	**—**	—	(1)	—
Prepaid/(accrued) benefit cost	**$ 47**	**$ 76**	**$(116)**	$ 49	$ 58	$ (90)

The accumulated benefit obligation for all defined benefit plans was $560 million and $356 million as of November 2003 and November 2002, respectively.

For plans in which the accumulated benefit obligation exceeded plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was $160 million and $139 million, respectively, as of November 2003, and $72 million and $55 million, respectively, as of November 2002. The fair value of plan assets for each of these plans was $97 million and $39 million as of November 2003 and November 2002, respectively.

The components of pension expense/(income) and postretirement expense are set forth below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	**2003**	2002	2001
U.S. pension			
Service cost	**$ 8**	$ 6	$ 4
Interest cost	**13**	10	9
Expected return on plan assets	**(16)**	(12)	(12)
Net amortization	**5**	(2)	(3)
Total	**$ 10**	$ 2	$ (2)
Non-U.S. pension			
Service cost	**$ 41**	$ 37	$ 35
Interest cost	**12**	9	7
Expected return on plan assets	**(15)**	(12)	(9)
Net amortization	**8**	4	1
Total	**$ 46**	$ 38	$ 34
Postretirement			
Service cost	**$ 8**	$ 8	$ 6
Interest cost	**12**	9	5
Expected return on plan assets	**—**	(1)	(1)
Net amortization	**11**	10	—
Total	**$ 31**	$ 26	$ 10

The weighted average assumptions used to develop net periodic pension cost and the actuarial present value of the projected benefit obligation are set forth below. These assumptions represent a weighted average of the assumptions used for the U.S. and non-U.S. plans and are based on the economic environment of each applicable country.

	YEAR ENDED NOVEMBER		
	2003	2002	2001
Defined benefit pension plans			
U.S. pension—projected benefit obligation			
Discount rate	**6.00%**	6.75%	7.00%
Rate of increase in future compensation levels	**5.00**	5.00	5.00
U.S. pension—net periodic benefit cost			
Discount rate	**6.59**[1]	7.00	7.50
Rate of increase in future compensation levels	**5.00**	5.00	5.00
Expected long-term rate of return on plan assets	**8.50**	8.50	8.50
Non-U.S. pension—projected benefit obligation			
Discount rate	**4.76**	4.78	4.93
Rate of increase in future compensation levels	**4.37**	4.14	4.11
Expected long-term rate of return on plan assets	**6.25**	5.86	5.74
Postretirement plans—projected benefit obligation			
Discount rate	**6.00%**	6.75%	7.00%
Rate of increase in future compensation levels	**5.00**	5.00	5.00
Postretirement plans—net periodic benefit cost			
Discount rate	**6.75**[1]	7.00	7.50
Rate of increase in future compensation levels	**5.00**	5.00	5.00
Expected long-term rate of return on plan assets	**—**	8.50	8.50

[1] Includes plan added in connection with business combination.

The firm's approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

For measurement purposes, an annual growth rate in the per capita cost of covered healthcare benefits of 14% was assumed for the fiscal year ending November 2004. The rate was assumed to decrease ratably to 5% for the fiscal year ending November 2010 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's postretirement plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

	1% INCREASE		1% DECREASE	
(IN MILLIONS)	**2003**	2002	**2003**	2002
Cost	**$ 4**	$ 3	**$ (3)**	$ (2)
Obligation	**33**	25	**(26)**	(22)

The following table sets forth the composition of plan assets for the U.S. defined benefit pension plans by asset category:

	AS OF NOVEMBER	
	2003	2002
Equity securities	**61%**	66%
Debt securities	**25**	19
Other	**14**	15
Total	**100%**	100%

The investment approach of the firm's U.S. defined benefit pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The plans employ a total return on investment approach, whereby a mix, which is broadly similar to the actual asset allocation as of November 2003, of equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is measured and monitored on an ongoing basis by the firm's Retirement Committee through periodic portfolio reviews, meetings with investment managers and annual liability measurements.

The firm does not expect to be required to contribute to its U.S. pension plans in fiscal 2004, but does expect to contribute $6 million to its unfunded postretirement benefit plan in the form of benefit payments in fiscal 2004.

The following table sets forth amounts of benefits projected to be paid from the firm's U.S. defined benefit pension and postretirement plans and reflects expected future service, where appropriate:

(IN MILLIONS)	U.S. PENSION	POST-RETIREMENT
2004	$ 4	$ 6
2005	5	7
2006	5	7
2007	6	8
2008	7	8
2009-2013	50	45

Defined Contribution Plans

The firm contributes to employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $199 million, $154 million and $193 million for the years ended November 2003, November 2002 and November 2001, respectively.

The firm has also established a nonqualified defined contribution plan (the Plan) for certain senior employees. Shares of common stock contributed to the Plan and outstanding as of November 2003 were 4.2 million. The shares of common stock will vest and generally be distributable to the participant on specified future dates if the participant satisfies certain conditions and the participant's employment with the firm has not been terminated, with certain exceptions for terminations of employment due to death or a change in control. Dividends on the underlying shares of common stock are paid currently to the participants. Forfeited shares remain in the Plan and are reallocated to other participants. Contributions to the Plan are expensed on the date of grant. Plan expense was immaterial for the years ended November 2003, November 2002 and November 2001.

NOTE 12

EMPLOYEE INCENTIVE PLANS

Stock Incentive Plan

The firm sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards. In the second quarter of fiscal 2003, the Amended SIP was approved by the firm's shareholders, effective for grants after April 1, 2003, and no further awards were or will be made under the original plan after that date, although awards granted under the original plan prior to that date remain outstanding.

The total number of shares of common stock that may be issued under the Amended SIP through fiscal 2008 may not exceed 250 million shares and, in each fiscal year thereafter, may not exceed 5% of the issued and outstanding shares of common stock, determined as of the last day of the immediately preceding fiscal year, increased by the number of shares available for awards in previous fiscal years but not covered by awards granted in such years. As of November 2003, 236.8 million shares were available for grant under the Amended SIP, after taking into account stock-based compensation awards that were issued subsequent to year end, as part of year-end compensation.

As of November 2002, 128.6 million shares were available for grant under the original plan, after taking into account stock-based compensation awards that were issued subsequent to year end, as part of year-end compensation.

Restricted Stock Units

The firm issued restricted stock units to employees under the stock incentive plan, primarily in connection with its initial public offering, acquisitions and as part of year-end compensation. Of the total restricted stock units outstanding as of November 2003 and November 2002, (i) 24.5 million units and 29.9 million units, respectively, required future service as a condition to the delivery of the underlying shares of common stock and (ii) 23.3 million units and 18.3 million units, respectively, did not require future service.

In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements. The activity related to these restricted stock units is set forth below:

	RESTRICTED STOCK UNITS OUTSTANDING	
	NO FUTURE SERVICE REQUIRED	FUTURE SERVICE REQUIRED
Outstanding, November 2000	33,502,219	46,335,940
Granted	116,968	1,638,536
Forfeited	(975,713)	(3,065,731)
Delivered	(10,253,224)	—
Vested	3,239,683	(3,239,683)
Outstanding, November 2001	25,629,933	41,669,062
Granted[1]	1,484,153	4,855,553
Forfeited	(591,957)	(3,135,134)
Delivered	(21,700,672)	—
Vested	13,494,481	(13,494,481)
Outstanding, November 2002	18,315,938	29,895,000
Granted[1]	**3,615,366**	**9,357,593**
Forfeited	**(179,708)**	**(1,886,420)**
Delivered	**(11,261,989)**	**—**
Vested	**12,824,458**	**(12,824,458)**
Outstanding, November 2003	**23,314,065**	**24,541,715**

[1] Includes restricted stock units granted to employees subsequent to year end as part of year-end compensation.

Total employee stock compensation expense, net of forfeitures, was $711 million, $645 million and $798 million for the years ended November 2003, November 2002 and November 2001, respectively.

Stock Options

In general, stock options granted to employees in May of 1999 in connection with the firm's initial public offering vest and become exercisable in equal installments on or about the third, fourth and fifth anniversaries of the grant date. Stock options granted to employees subsequent to the firm's initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on the third anniversary of the grant date. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the firm's stock incentive plan and the applicable stock option agreement. The dilutive effect of the firm's outstanding stock options is included in "Average common shares outstanding—Diluted," in the consolidated statements of earnings.

The activity related to these stock options is set forth below:

	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
Outstanding, November 2000	57,435,758	$63.19	8.96
Granted[1]	29,004,359	91.89	
Exercised	(104,155)	52.03	
Forfeited	(1,969,077)	64.46	
Outstanding, November 2001	84,366,885	73.04	8.65
Granted[1]	15,908,162	79.16	
Exercised	(1,138,087)	52.78	
Forfeited	(4,867,859)	68.77	
Outstanding, November 2002	94,269,101	74.53	8.08
Granted[1]	**902,511**	**95.81**	
Exercised	**(2,686,955)**	**52.76**	
Forfeited	**(3,428,692)**	**73.08**	
Outstanding, November 2003	**89,055,965**	**75.47**	**7.17**
Exercisable, November 2003	**18,604,931**	**$53.28**	**5.45**

[1] Includes stock options granted to employees subsequent to year end as part of year-end compensation.

The options outstanding as of November 2003 are set forth below:

EXERCISE PRICE	OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
$45.00–$ 59.99	28,599,381	$52.95	5.44
60.00– 74.99	—	—	—
75.00– 89.99	32,327,078	81.08	7.92
90.00– 104.99	28,129,506	91.92	8.07
Outstanding, November 2003	89,055,965		

The weighted average fair value of options granted during fiscal 2003, fiscal 2002 and fiscal 2001 was $31.31 per option, $27.38 per option and $30.82 per option, respectively. Fair value was estimated as of the grant date based on a binomial option-pricing model using the following weighted average assumptions:

	YEAR ENDED NOVEMBER		
	2003	2002	2001
Risk-free interest rate	**3.4%**	3.5%	5.2%
Expected volatility	**35.0**	35.0	35.0
Dividend yield	**1.0**	0.6	0.5
Expected life	**5 years**	5 years	7 years

NOTE 13

INCOME TAXES

The components of the net tax expense reflected in the consolidated statements of earnings are set forth below:

	YEAR ENDED NOVEMBER		
(IN MILLIONS)	**2003**	2002	2001
Current taxes			
U.S. federal	**$ 680**	$ 543	$ 781
State and local	**115**	35	64
Non-U.S.	**552**	331	489
Total current tax expense	**1,347**	909	1,334
Deferred taxes			
U.S. federal	**22**	7	(9)
State and local	**27**	102	95
Non-U.S.	**44**	121	(34)
Total deferred tax expense/(benefit)	**93**	230	52
Net tax expense	**$1,440**	$1,139	$1,386

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the firm's deferred tax assets and liabilities are set forth below:

	AS OF NOVEMBER	
(IN MILLIONS)	**2003**	2002
Deferred tax assets		
Compensation and benefits	**$1,301**	$1,415
Unrealized losses	**177**	173
Other, net	**156**	185
	1,634	1,773
Valuation allowance[1]	**(18)**	(17)
Total deferred tax assets	**1,616**	1,756
Deferred tax liabilities		
Depreciation and amortization	**196**	207
Total deferred tax liabilities	**196**	207
Net deferred tax assets	**$1,420**	$1,549

[1] Relates primarily to the ability to utilize certain state and local and foreign tax credits.

The firm permanently reinvests eligible earnings of certain foreign subsidiaries that were incorporated for U.S. income tax purposes at the end of fiscal 2001 and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated. As of November 2003, this policy resulted in an unrecognized net deferred tax liability of $84 million attributable to reinvested earnings of $1.10 billion. Additionally, during 2003, the valuation allowance was increased by $1 million, primarily due to an increase in certain foreign losses. Acquired net operating loss carryforwards of $49 million as of November 2003 and $58 million as of November 2002 are subject to annual limitations on utilization and will begin to expire in 2019.

A reconciliation of the U.S. federal statutory income tax rate to the firm's effective income tax rate is set forth below:

	YEAR ENDED NOVEMBER		
	2003	2002	2001
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
Increase related to state and local taxes, net of U.S. income tax effects	**2.1**	2.7	2.8
Tax credits	**(3.1)**	(2.0)	—
Foreign operations	**(1.2)**	(0.9)	—
Tax-exempt income, including dividends	**(1.0)**	(1.3)	(0.6)
Other	**0.6**	1.5	0.3
Effective income tax rate	**32.4%**	35.0%	37.5%

Tax benefits of approximately $103 million in November 2003, $119 million in November 2002 and $123 million in November 2001, related to the delivery of restricted stock units and the exercise of options, were credited directly to "Additional paid-in capital" in the consolidated statements of financial condition and changes in shareholders' equity.

NOTE 14

REGULATED SUBSIDIARIES

GS&Co. and SLK are registered U.S. broker-dealers and futures commission merchants subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. They have elected to compute their net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2003 and November 2002, GS&Co. had regulatory net capital, as defined, of $3.66 billion and $4.75 billion, respectively, which exceeded the amounts required by $2.82 billion and $4.09 billion, respectively. As of November 2003 and November 2002, SLK had regulatory net capital, as defined, of $1.12 billion and $1.28 billion, respectively, which exceeded the amounts required by $1.08 billion and $1.24 billion, respectively.

GSI, a registered U.K. broker-dealer, is subject to the capital requirements of the Financial Services Authority, and GSJL, a Tokyo-based broker-dealer, is subject to the capital requirements of the Financial Services Agency. As of November 2003 and November 2002, GSI and GSJL were in compliance with their local capital adequacy requirements.

Certain other subsidiaries of the firm are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2003 and November 2002, these subsidiaries were in compliance with their local capital adequacy requirements.

NOTE 15

BUSINESS SEGMENTS

In reporting to management, the firm's operating results are categorized into the following three segments: Investment Banking, Trading and Principal Investments, and Asset Management and Securities Services.

The firm made certain changes to its segment reporting structure in 2003. These changes included reclassifying the following from Asset Management and Securities Services to Trading and Principal Investments:

- equity commissions and clearing and execution fees;
- merchant banking overrides; and
- the matched book businesses.

These reclassifications did not affect the firm's historical consolidated results of operations, financial condition or cash flows. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Basis of Presentation

In reporting segments, certain of the firm's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate.

The cost drivers of the firm taken as a whole—compensation, headcount and levels of business activity—are broadly similar in each of the firm's business segments. Compensation expenses within the firm's segments reflect, among other factors, the performance of the individual business units as well as the overall performance of the firm. Consequently, pre-tax margins in one segment of the firm's business may be significantly affected by the performance of the firm's other business segments.

The firm allocates revenues and expenses among the three segments. Due to the integrated nature of the business segments, estimates and judgments have been made in allocating certain revenue and expense items. Transactions between segments are based on specific criteria or approximate third-party rates. Total operating expenses include corporate items that have not been allocated to individual business segments. The allocation process is based on the manner in which management views the business of the firm.

The segment information presented in the table below is prepared according to the following methodologies:

- Revenues and expenses directly associated with each segment are included in determining pre-tax earnings.
- Net revenues in the firm's segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. Net interest is included within segment net revenues as it is consistent with the way in which management assesses segment performance.
- Overhead expenses not directly allocable to specific segments are allocated ratably based on direct segment expenses.
- The nonrecurring expenses associated with the firm's acquisition awards and conversion to corporate form and related transactions are not allocated to individual segments as management excludes them in evaluating segment performance.

Segment Operating Results

Management believes that the following information provides a reasonable representation of each segment's contribution to consolidated pre-tax earnings and total assets:

(IN MILLIONS)		AS OF OR FOR YEAR ENDED NOVEMBER 2003	2002	2001
Investment Banking	Net revenues[1]	**$ 2,711**	$ 2,830	$ 3,836
	Operating expenses[2]	**2,504**	2,454	3,117
	Pre-tax earnings	**$ 207**	$ 376	$ 719
	Segment assets	**$ 4,867**	$ 4,555	$ 3,938
Trading and Principal Investments	Net revenues[1]	**$ 10,443**	$ 8,647	$ 9,570
	Operating expenses[2]	**6,938**	6,505	7,310
	Pre-tax earnings	**$ 3,505**	$ 2,142	$ 2,260
	Segment assets	**$250,490**	$246,789	$215,654
Asset Management and Securities Services	Net revenues[1]	**$ 2,858**	$ 2,509	$ 2,405
	Operating expenses[2]	**1,890**	1,562	1,325
	Pre-tax earnings	**$ 968**	$ 947	$ 1,080
	Segment assets	**$147,647**	$103,436	$ 91,788
Total	Net revenues[1]	**$ 16,012**	$ 13,986	$ 15,811
	Operating expenses[2][3]	**11,567**	10,733	12,115
	Pre-tax earnings	**$ 4,445**	$ 3,253	$ 3,696
	Total assets[4]	**$403,799**	$355,574	$312,218

[1] Net revenues include net interest and cost of power generation as set forth in the table below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2003	2002	2001
Investment Banking	**$ 311**	$ 258	$ 159
Trading and Principal Investments	**1,888**	1,350	274
Asset Management and Securities Services	**941**	793	860
Total net interest and cost of power generation	**$3,140**	$2,401	$1,293

[2] Operating expenses include depreciation and amortization, including the amortization of goodwill and intangible assets, as set forth in the table below:

(IN MILLIONS)	YEAR ENDED NOVEMBER 2003	2002	2001
Investment Banking	**$180**	$140	$172
Trading and Principal Investments	**584**	473	577
Asset Management and Securities Services	**117**	131	124
Total depreciation and amortization	**$881**	$744	$873

[3] Includes the following expenses that have not been allocated to the firm's segments: (i) the amortization of employee initial public offering awards of $80 million, $212 million and $363 million for the years ended November 2003, November 2002 and November 2001, respectively, and (ii) provisions for a number of litigation and regulatory proceedings of $155 million for the year ended November 2003.

[4] Includes deferred tax assets relating to the firm's conversion to corporate form and certain assets that management believes are not allocable to a particular segment.

Geographic Information

Due to the highly integrated nature of international financial markets, the firm manages its businesses based on the profitability of the enterprise as a whole. Accordingly, management believes that profitability by geographic region is not necessarily meaningful.

The firm's revenues, expenses and identifiable assets are generally allocated based on the country of domicile of the legal entity providing the service.

The following table sets forth the total net revenues, pre-tax earnings and identifiable assets of the firm and its consolidated subsidiaries by geographic region allocated on the basis described above:

(IN MILLIONS)	AS OF OR FOR YEAR ENDED NOVEMBER		
	2003	2002	2001
Net revenues			
United States	**$ 10,040**	$ 8,633	$ 10,228
Other Americas	**231**	352	187
United Kingdom	**3,610**	2,991	3,483
Other Europe	**427**	479	473
Asia	**1,704**	1,531	1,440
Total net revenues	**$ 16,012**	$ 13,986	$ 15,811
Pre-tax earnings			
United States	**$ 3,105**	$ 1,850	$ 2,418
Other Americas	**217**	293	260
United Kingdom	**610**	525	665
Other Europe	**90**	173	241
Asia	**658**	624	475
Other[1]	**(235)**	(212)	(363)
Total pre-tax earnings	**$ 4,445**	$ 3,253	$ 3,696
Identifiable assets			
United States	**$ 400,996**	$ 393,333	$ 340,409
Other Americas	**1,241**	3,284	2,637
United Kingdom	**184,476**	144,608	131,812
Other Europe	**8,022**	8,573	8,129
Asia	**26,650**	25,422	25,367
Eliminations and other[2]	**(217,586)**	(219,646)	(196,136)
Total identifiable assets	**$ 403,799**	$ 355,574	$ 312,218

[1] Includes the following expenses that have not been allocated to the firm's segments: (i) amortization of employee initial public offering awards of $80 million, $212 million and $363 million for the years ended November 2003, November 2002 and November 2001, respectively, and (ii) provisions for a number of litigation and regulatory proceedings of $155 million for the year ended November 2003.

[2] Reflects eliminations and certain assets that are not allocable to a particular geographic region.

Supplemental Financial Information

QUARTERLY RESULTS (UNAUDITED)

The following represents the firm's unaudited quarterly results for fiscal 2003 and fiscal 2002. These quarterly results were prepared in accordance with U.S. generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature.

	2003 FISCAL QUARTER			
(IN MILLIONS, EXCEPT PER SHARE DATA)	**FIRST**	**SECOND**	**THIRD**	**FOURTH**
Total revenues	**$6,094**	**$5,985**	**$5,715**	**$5,829**
Interest expense	**1,907**	**2,000**	**1,922**	**1,771**
Cost of power generation	**—**	**—**	**—**	**11**
Revenues, net of interest expense and cost of power generation	**4,187**	**3,985**	**3,793**	**4,047**
Operating expenses	**3,169**	**2,947**	**2,813**	**2,638**
Pre-tax earnings	**1,018**	**1,038**	**980**	**1,409**
Provision for taxes	**356**	**343**	**303**	**438**
Net earnings	**$ 662**	**$ 695**	**$ 677**	**$ 971**
Earnings per share				
Basic	**$ 1.35**	**$ 1.43**	**$ 1.39**	**$ 1.98**
Diluted	**1.29**	**1.36**	**1.32**	**1.89**
Dividends declared per common share	**0.12**	**0.12**	**0.25**	**0.25**

	2002 FISCAL QUARTER			
(IN MILLIONS, EXCEPT PER SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
Total revenues	$5,700	$6,234	$5,872	$5,048
Interest expense	2,102	2,383	2,223	2,160
Revenues, net of interest expense	3,598	3,851	3,649	2,888
Operating expenses	2,759	2,950	2,855	2,169
Pre-tax earnings	839	901	794	719
Provision for taxes	315	338	272	214
Net earnings	$ 524	$ 563	$ 522	$ 505
Earnings per share				
Basic	$ 1.05	$ 1.13	$ 1.05	$ 1.03
Diluted	0.98	1.06	1.00	0.98
Dividends declared per common share	0.12	0.12	0.12	0.12

COMMON STOCK PRICE RANGE

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of the firm's common stock as reported by the Consolidated Tape Association.

	SALES PRICE					
	FISCAL 2003		FISCAL 2002		FISCAL 2001	
	HIGH	**LOW**	HIGH	LOW	HIGH	LOW
First quarter	**$80.90**	**$63.75**	$97.25	$77.52	$120.00	$77.00
Second quarter	**81.67**	**61.02**	92.25	74.00	105.15	77.00
Third quarter	**91.98**	**81.50**	81.97	65.55	98.14	75.05
Fourth quarter	**97.39**	**83.64**	81.00	58.57	92.75	63.27

As of February 2, 2004, there were approximately 6,038 holders of record of the firm's common stock.

On February 2, 2004, the last reported sales price for the firm's common stock on the New York Stock Exchange was $99.81 per share.

SELECTED FINANCIAL DATA

	AS OF OR FOR YEAR ENDED NOVEMBER				
	2003	2002	2001	2000[7]	1999[8]
Income statement data (IN MILLIONS)					
Total revenues	**$ 23,623**	$ 22,854	$ 31,138	$ 33,000	$ 25,363
Interest expense	**7,600**	8,868	15,327	16,410	12,018
Cost of power generation[1]	**11**	—	—	—	—
Revenues, net of interest expense and cost of power generation	**16,012**	13,986	15,811	16,590	13,345
Compensation and benefits	**7,393**	6,744	7,700	7,773	6,459
Nonrecurring employee initial public offering and acquisition awards	**—**	—	—	290	2,257
Amortization of employee initial public offering and acquisition awards	**122**	293	464	428	268
Other operating expenses	**4,052**	3,696	3,951	3,079	2,369
Pre-tax earnings	**$ 4,445**	$ 3,253	$ 3,696	$ 5,020	$ 1,992
Balance sheet data (IN MILLIONS)					
Total assets	**$403,799**	$355,574	$312,218	$284,410	$248,348
Long-term borrowings[2]	**57,482**	38,711	31,016	31,395	20,952
Total liabilities	**382,167**	336,571	293,987	267,880	238,203
Shareholders' equity	**21,632**	19,003	18,231	16,530	10,145
Common share data (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)					
Earnings per share					
Basic	**$ 6.15**	$ 4.27	$ 4.53	$ 6.33	$ 5.69
Diluted	**5.87**	4.03	4.26	6.00	5.57
Dividends declared per share	**0.74**	0.48	0.48	0.48	0.24
Book value per share[3]	**43.60**	38.69	36.33	32.18	20.94
Average common shares outstanding					
Basic	**488.4**	495.6	509.7	484.6	475.9
Diluted	**511.9**	525.1	541.8	511.5	485.8
Selected data (UNAUDITED)					
Employees					
United States	**12,786**	12,511	14,565	14,755	9,746
International	**6,690**	7,228	8,112	7,872	5,615
Total employees[4]	**19,476**	19,739	22,677	22,627[9]	15,361
Assets under management (IN BILLIONS)[5]					
Asset class					
Money markets	**$ 89**	$ 108	$ 122	$ 72	$ 48
Fixed income and currency	**115**	96	71	57	58
Equity	**98**	86	96	107	98
Alternative investments[6]	**71**	58	62	58	54
Total assets under management	**$ 373**	$ 348	$ 351	$ 294	$ 258

[1] Cost of power generation relates to the firm's previously announced acquisition of East Coast Power L.L.C. This line includes all of the direct costs of the firm's power plant operations (e.g., fuel, operations and maintenance), as well as the depreciation and amortization associated with the plants and related contractual assets.

[2] Long-term debt includes nonrecourse debt of $3.2 billion issued by Funding Corp, $1.6 billion issued by consolidated VIEs and $0.6 billion issued by other consolidated entities. Nonrecourse debt is debt, issued by certain consolidated entities, that Group Inc. is not directly or indirectly obligated to repay through a guarantee, general partnership interest or contractual arrangement.

[3] Book value per share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 496.1 million, 491.2 million, 501.8 million, 513.7 million and 484.6 million as of November 2003, November 2002, November 2001, November 2000 and November 1999, respectively.

[4] Excludes employees of Goldman Sachs' property management subsidiaries. Substantially all of the costs of these employees are reimbursed to Goldman Sachs by the real estate investment funds to which these companies provide property management and loan services.

[5] Substantially all assets under management are valued as of calendar month end.

[6] Includes merchant banking funds, quantitatively driven investment funds and other funds with nontraditional investment strategies that the firm manages, as well as funds where the firm recommends one or more subadvisors for the firm's clients.

[7] In 2000, pre-tax earnings included a charge of $290 million ($180 million after taxes), or $0.35 per average diluted common share outstanding, related to the firm's combination with SLK.

[8] In 1999, pre-tax earnings were reduced by nonrecurring expenses of $2.26 billion associated with the conversion to corporate form and the charitable contribution to The Goldman Sachs Foundation of $200 million made at the time of the initial public offering.

[9] Includes 2,600 employees related to the combination with SLK.

Board Members, Officers and Directors

Board of Directors

Henry M. Paulson, Jr.
Chairman and Chief Executive Officer

Lloyd C. Blankfein
President and Chief Operating Officer

Lord Browne of Madingley
Group Chief Executive of BP p.l.c.

John H. Bryan
Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlbäck
Nonexecutive Chairman of Investor AB

William W. George
Retired Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson
Vice Chairman of Perseus, L.L.C.

Edward M. Liddy
Chairman, President and Chief Executive Officer of The Allstate Corporation

Ruth J. Simmons
President of Brown University

John F.W. Rogers
Secretary to the Board

John L. Weinberg
Senior Chairman

Robert J. Hurst
Vice Chairman

Management Committee

Henry M. Paulson, Jr.
Chairman and Chief Executive Officer

Lloyd C. Blankfein
President and Chief Operating Officer

Robert S. Kaplan
Vice Chairman

Gary D. Cohn
Christopher A. Cole
J. Michael Evans
Edward C. Forst
Richard A. Friedman
Richard J. Gnodde
Scott B. Kapnick
Kevin W. Kennedy
Peter S. Kraus
Masanori Mochida
Thomas K. Montag
Suzanne M. Nora Johnson
John F.W. Rogers
Eric S. Schwartz
Michael S. Sherwood
David M. Solomon
David A. Viniar
John S. Weinberg
Peter A. Weinberg
Jon Winkelried

Gregory K. Palm
Esta E. Stecher
General Counsels

Alan M. Cohen
Global Head of Compliance

Managing Directors

Henry M. Paulson, Jr.
Howard A. Silverstein
Kevin W. Kennedy*
Michael R. Lynch
Thomas E. Tuft
Lloyd C. Blankfein
John P. Curtin, Jr.
Frank L. Coulson, Jr.
Richard A. Friedman
Joseph H. Gleberman
Robert S. Kaplan**
Gaetano J. Muzio
Timothy J. O'Neill
John J. Powers
Thomas B. Walker III
Patrick J. Ward
Jon Winkelried
Gregory K. Palm
Masanori Mochida
Suzanne M. Nora Johnson
Terence M. O'Toole
Gene T. Sykes
David A. Viniar
John S. Weinberg
Peter A. Weinberg
George W. Wellde, Jr.
Jaime E. Yordán
Sharmin Mossavar-Rahmani
Armen A. Avanessians
Gary D. Cohn
Christopher A. Cole
Henry Cornell
Joseph Della Rosa
J. Michael Evans
Joseph D. Gatto
Peter C. Gerhard*
David L. Henle*
Francis J. Ingrassia
Scott B. Kapnick
Peter S. Kraus
Robert Litterman
Thomas K. Montag
Christopher K. Norton
Eric S. Schwartz
Richard S. Sharp
Richard G. Sherlund
Michael S. Sherwood
Esta E. Stecher
Byron D. Trott
Tracy R. Wolstencroft
Terence J. O'Neill
E. Gerald Corrigan
Milton R. Berlinski
Jean-Luc Biamonti
Thomas C. Brasco
Peter D. Brundage
Christopher J. Carrera
Andrew A. Chisholm
Abby Joseph Cohen*
Frank T. Connor
Claudio Costamagna*
Randolph L. Cowen
Philip M. Darivoff
Paul C. Deighton*
Andrew C. Devenport
Michael B. Dubno
William C. Dudley
Glenn P. Earle
Paul S. Efron
Charles P. Eve
Pieter Maarten Feenstra
Edward C. Forst
Christopher G. French
C. Douglas Fuge
Richard J. Gnodde
Jeffrey B. Goldenberg
Geoffrey T. Grant
Louis S. Greig
David B. Heller
Timothy J. Ingrassia
Daniel J. Jick
Robert C. Jones
Chansoo Joung
David A. Kaplan
Erland S. Karlsson
Douglas W. Kimmelman
Bradford C. Koenig
Bruce M. Larson
Anthony D. Lauto*
Susan R. Leadem
Gwen R. Libstag
Victor M. Lopez-Balboa
John C. McIntire
Sanjeev K. Mehra
Richard T. Ong
Ronald M. Ongaro
Emmanuel Roman
Stuart M. Rothenberg*
Richard M. Ruzika
Muneer A. Satter
P. Sheridan Schechner
Howard B. Schiller
Antoine Schwartz
John P. Shaughnessy
Christian J. Siva-Jothy
Theodore T. Sotir
Marc A. Spilker
Hsueh J. Sung
Mark R. Tercek
Robert B. Tudor III

**Partnership Committee Members*
***Chairman of the Partnership Committee*

A. Carver Wickman
Susan A. Willetts
W. Thomas York, Jr.
Jide J. Zeitlin*
Herbert E. Ehlers
Simon M. Robertson
Bradley I. Abelow
Philippe J. Altuzarra
David M. Atkinson
John S. Barakat
Jonathan A. Beinner
Andrew S. Berman
James J. Birch
David R. Boles
Charles W.A. Bott
Steven M. Bunson
Timothy B. Bunting*
Michael S. Burton
George H. Butcher III
Chris Casciato
Sacha A. Chiaramonte
Robert J. Christie
Laura C. Conigliaro
John W. Curtis
Matthew S. Darnall
Alexander C. Dibelius
Paula A. Dominick
Karlo J. Duvnjak
Jay S. Dweck
Isabelle Ealet
John E. Eisenberg
George C. Estey
Mark D. Ettenger
Elizabeth C. Fascitelli
Laurie R. Ferber
Oliver L. Frankel
H. John Gilbertson, Jr.
Christopher Grigg
Douglas C. Grip
Celeste A. Guth
Shelley A. Hartman
Stephen J. Hay
Gregory T. Hoogkamp
Robert G. Hottensen, Jr.
William L. Jacob III
Andrew J. Kaiser
John L. Kelly
Robert C. King, Jr.
Mark J. Kogan
Kenneth H.M. Leet
Mark E. Leydecker
Richard J. Lieb
Mitchell J. Lieberman
Josephine Linden
Francisco Lopez-Balboa
Antigone Loudiadis*
Shogo Maeda
John A. Mahoney
Sean O. Mahoney
Charles G.R. Manby
David J. Mastrocola
Theresa E. McCabe
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
David M. Meerschwam
Therese L. Miller
Wayne L. Moore
Donald J. Mulvihill
Patrick E. Mulvihill
Duncan L. Niederauer
Robert J. Pace
Stephen R. Pierce
John J. Rafter
Charlotte P. Ransom
John F.W. Rogers
Michael D. Ryan
J. Michael Sanders
Victor R. Simone, Jr.
Dinakar Singh*
Michael M. Smith
Jonathan S. Sobel
Judah C. Sommer
Mark J. Tracey
Michael A. Troy
Barry S. Turkanis
Kaysie P. Uniacke
Hugo H. Van Vredenburch
Haruko Watanuki
Todd A. Williams
Zi Wang Xu
Paolo Zannoni
Yoel Zaoui
Joan H. Zief
Scott Prince
Kendrick R. Wilson III
Peter C. Aberg
Frances R. Bermanzohn
Robert A. Berry
Benjamin S. Bram
Craig W. Broderick
Richard J. Bronks
Lawrence V. Calcano
John D. Campbell
Richard M. Campbell-Breeden
Anthony H. Carpet
Michael J. Carr*
Virginia E. Carter
David K. Chang
Kent A. Clark
Timothy J. Cole
Edith W. Cooper
Philip A. Cooper
Neil D. Crowder
Stephen C. Daffron
John S. Daly
Juan A. Del Rivero
Stephen D. Dias
Simon P. Dingemans
Noel B. Donohoe
Jana Hale Doty
Robert G. Doumar, Jr.
Gordon E. Dyal
Glenn D. Engel
Michael P. Esposito
Steven M. Feldman
Stephen C. Fitzgerald
David N. Fleischer
Matthew T. Fremont-Smith
Andrew M. Gordon
Robert D. Gottlieb
William M. Grathwohl
David J. Greenwald
Erol Hakanoglu
Roger C. Harper
Robert C. Heathcote
Maykin Ho
Timothy E. Hodgson
Christopher G. Hogg
Robert D. Hormats
James A. Hudis
Terry P. Hughes
Bimaljit S. Hundal
Richard I. Jaffee
Dan H. Jester
Jason S. Kaplan
Sun Bae Kim
Colin E. King
Ewan M. Kirk
Michael K. Klingher
David J. Kostin
Koji Kotaka
Andrew D. Learoyd
Paulo C. Leme
Hughes B. Lepic
Matthew G. L'Heureux
Stephen C. Lichtenauer
Roger A. Liddell
Russell E. Makowsky
Barry A. Mannis
Robert J. Markwick
John J. Masterson
Kathy M. Matsui
Richard F.X. McArdle
Joseph M. McConnell
Mark E. McGoldrick*
Geraldine F. McManus
James E. Milligan
Edward S. Misrahi
Yukihiro Moroe
Jeffrey M. Moslow
Ian Mukherjee
Jay S. Nydick
Daniel B. O'Rourke
Andrea Ponti
Michael J. Poulter
Dioscoro-Roy I. Ramos
Joseph Ravitch
Pamela P. Root
Ralph F. Rosenberg
Jacob D. Rosengarten
Paul M. Russo
Allen Sangines-Krause
Gary B. Schermerhorn
Steven M. Scopellite
David J. Scudellari
Ravi Sinha
Edward M. Siskind
Mark F. Slaughter
Sarah E. Smith
Raymond S. Stolz
Steven H. Strongin
Patrick Sullivan
Greg W. Tebbe
Daisuke Toki
John J. Vaske
George H. Walker IV*
David R. Walton
Hsueh-Ming Wang
David M. Weil
Mark S. Weiss
Barbara A. White
Tetsufumi Yamakawa
James P. Ziperski
Philip J. Pifer
R. Douglas Henderson
Frank J. Governali
Corrado P. Varoli
James S. Golob
Eileen Rominger
Michael S. Wishart
David M. Solomon
Karen R. Cook*
Alberto F. Ades
Gregory A. Agran
Raanan A. Agus
Dean C. Backer
Michiel J. Bakker
Mark E. Bamford
Stuart N. Bernstein
Randall A. Blumenthal
Alison L. Bott
John J. Bu
Mark J. Buisseret
Andrew J. Burke-Smith
Mary D. Byron
Elizabeth V. Camp
Mark M. Carhart

Partnership Committee Members

Marc I. Cohen
Thomas G. Connolly
Eduardo A. Cruz
Michael G. De Lathauwer
James Del Favero
Martin R. Devenish
Armando A. Diaz
Michele I. Docharty
Thomas M. Dowling
Brian J. Duffy
Edward K. Eisler
Bruce J. Evans
Jeffrey F. Fastov
James A. Fitzpatrick
George B. Foussianes
Matthias K. Frisch
Scott A. Gieselman
Lorenzo Grabau
Peter W. Grieve
Paul R. Harvey
Arthur J. Hass
Keith L. Hayes
Bruce A. Heyman
Joanne M. Hill
Daniel E. Holland III
Teresa E. Holliday
Michael R. Housden
Paul J. Huchro
Edith A. Hunt*
Susan J. Hunt
Toni-Dara Infante
Raymond J. Iwanowski
Andrew J. Jonas
James M. Karp
Richard Katz
David K. Kaugher
Lawrence S. Keusch
Rustom N. Khandalavala
Timothy M. Kingston
Daniel H. Klebes II
Richard E. Kolman
Peggy A. Lamb
Thomas K. Lane
John J. Lauto
Matthew Lavicka
David N. Lawrence
Ronald S. Levin
David McD. A. Livingstone
Douglas F. Londal
Kevin L. Lundeen
Kathleen M. Maloney
Robert S. Mancini
Thomas J. McAdam
Joseph P. McGrath, Jr.
Richard P. McNeil
Andrew L. Metcalfe
Michael R. Miele

Gregory T. Mount
Eric D. Mullins
Susan M. Noble
Suok J. Noh
Katherine K. Oakley
Joel D. Ospa
Geoffrey M. Parker
David B. Philip
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Gregory G. Randolph
Kimberly E. Ritrievi
Richard J. Rosenstein
Ivan Ross
Katsunori Sago*
Pablo J. Salame
Paul S. Schapira
Jeffrey W. Schroeder
Harvey M. Schwartz
Karen D. Seitz
Randolph Sesson, Jr.
Ravi M. Singh
Linda J. Slotnick
Derek S. Smith
Trevor A. Smith
Daniel L. Sparks
Joseph P. Stevens
Shahriar Tadjbakhsh
Massimo Tononi
Stephen S. Trevor
Donald J. Truesdale
John Tumilty
Christopher H. Turner
Berent A. Wallendahl
Lance N. West
Christopher G. Williams
John S. Willian
Kenneth W. Willman
Andrew F. Wilson
William H. Wolf, Jr.
Richard A. Yacenda
Paul M. Young
Kenneth S. Courtis
Thomas J. Kenny
Jonathon C. Raleigh
Jack Levy
Ronald K. Tanemura
Anne Yang
Mark F. Dehnert
Peter J. Layton
Daniel M. FitzPatrick
Michael H. Siegel
Matthew C. Westerman
Jason H. Ekaireb
Kenneth T. Berents
Seaborn S. Eastland

William C. Montgomery
Stephen P. Hickey
Eric S. Swanson
Daniel A. Abut
Yusuf A. Aliredha
John G. Andrews
Francois Andriot
John A. Ashdown
William A. Badia
Christopher M. Barter
Frank A. Bednarz
Janet L. Bell
John D. Bertuzzi
Elizabeth E. Beshel
Andrew M. Bevan
Abraham Bleiberg
Alastair M. Borthwick
Graham Branton
Alan J. Brazil
Melissa R. Brown
Mark J. Carlebach
Mariafrancesca Carli
Mark Carroll
Amy L. Chasen
W. Reed Chisholm II
Jane P. Chwick
Geoffrey G. Clark
Catherine M. Claydon
Marcus R. Colwell
Peter H. Comisar
Eric J. Coutts
Brahm S. Cramer
Nicholas P. Crapp
Michael L. Crowl
Michael D. Daffey
Paul B. Daitz
Jean A. De Pourtales
Luigi de Vecchi
James D. Dilworth
Joseph P. DiSabato
Suzanne O. Donohoe
James H. Donovan
Donald J. Duet
Michael L. Dweck
Gregory H. Ekizian
Aubrey J. Ellis
Earl S. Enzer
Christopher H. Eoyang
Norman Feit
Jacob Y. Friedman
Robert K. Frumkes
Richard A. Genna
Kenneth K. Gershenfeld
Rajiv A. Ghatalia
Robert R. Gheewalla
Gary T. Giglio
Pedro Gonzalez Grau

Gregory M. Gould
Michael J. Graziano
Carmen A. Greco
Sebastian Grigg
Peter Gross
Douglas A. Guzman
David R. Hansen
Douglas C. Heidt
David P. Hennessey
Peter C. Herbert
Kenneth W. Hitchner
Peter Hollmann
Philip Holzer
Jay D. Horine
Zu Liu Frederick Hu
Elizabeth A. Husted
Walter V. Hutcherson
John S. Iglehart
Margaret H. Isdale
Hideki Ishibashi
Walter A. Jackson
Andrew R. Jessop
Thomas Jevon
David M. Jimenez-Blanco
Peter T. Johnston
Roy R. Joseph
Atul Kapur
James C. Katzman
Carsten Kengeter
Gioia M. Kennett
Shigeki Kiritani
Mary Lyn Valkenburg Kurish
Gregory D. Lee
Todd W. Leland
Remco O. Lenterman
Johan H. Leven
Richard J. Levy
Tobin V. Levy
P. Jeremy Lewis
George C. Liberopoulos
Richard C. Lightburn
Anthony W. Ling
Bonnie S. Litt
Joseph Longo
Peter B. MacDonald
Mark G. Machin
John V. Mallory
Blake W. Mather
John J. McCabe
Lynn M. McCormick
James A. McNamara
Robert A. McTamaney
Sharon I. Meers
Michael A. Mendelson
Luciana D. Miranda
Douglas D. Moffitt
R. Scott Morris

**Partnership Committee Members*

Kevin D. Naughton
Leslie S. Nelson
Theodore E. Niedermayer
Markus J. Noe-Nordberg
Fergal J. O'Driscoll
L. Peter O'Hagan
Taneki Ono
Calum M. Osborne
Nigel M. O'Sullivan
Brett R. Overacker
James R. Paradise
Ketan J. Patel
Arthur J. Peponis
David E. Perlin
B. Andrew Rabin
Philip A. Raper
Peter Richards
Michael J. Richman
Paul M. Roberts
Michael S. Rotter
John P. Rustum
Neil I. Sarnak
Atsuko Sato
Marc P. Savini
Erich P. Schlaikjer
Thomas M. Schwartz
Lisa M. Shalett
David G. Shell
Ralph J. Silva
David T. Simons
Christine A. Simpson
Sergio E. Sotolongo
Vickrie C. South
Timothy T. Storey
Nobumichi Sugiyama
Johannes R. Sulzberger
Richard J. Sussman
Watanan Suthiwartnarueput
Caroline H. Taylor
David H. Tenney
Peter K. Tomozawa
Daniel Truell
Gareth N. Turner
Eiji Ueda
Lucas van Praag
Frederick G. Van Zijl
Ashok Varadhan
Casper W. Von Koskull
Robert T. Wagner
Jerry T. Wattenberg
Gregg S. Weinstein
Scott R. Weinstein
Martin M. Werner
C. Howard Wietschner
Keith R. Wills
Kurt D. Winkelmann
Melinda B. Wolfe

Wassim G. Younan
Rebecca Amitai
Lawrence A. Cohen
James A. Coufos
Neil V. DeSena
Brian Duggan
John A. Ferro, Jr.
Nicholas G. Giordano
William W. Gridley
Donald W. Himpele
William J. Kenney
Philip J. Kopp III
Peter T. Lawler
Nicholas I. Marovich
Daniel P. Opperman
Bryant F. Pantano
James H. Rogan
Steven R. Starker
Gary J. Sveva
Brian J. Toolan
Gregory Zenna
Timothy G. Freshwater
Kathleen L. Brown
Philippe Khuong-Huu
Michael Liberman
Jean-Michel Steg
Steven Kerr*
Christopher P. Sullivan
Ruud G. Hendriks
Harry Silver
B. Michael Covell
Gary D. Black*
William J. Young
Donald R. Mullen
Chan-Keun Lee
Alison J. Mass
Theodor Weimer
Christopher A. Bates
Arthur L. Jacobson, Jr.
James A. Jacobson, Jr.
Ben I. Adler
Syed H. Ahmad
Ignacio Alvarez-Rendueles
Arnaud M. Apffel
Lori B. Appelbaum
Philip S. Armstrong
Neil Z. Auerbach
Andrew G. Baird
William J. Bannon
Scott B. Barringer
Steven M. Barry
Jordan M. Bender
Michael G. Berini
Paul D. Bernard
George M. Brady
Holger Bross
Joseph M. Busuttil

Jin Yong Cai
Valentino D. Carlotti
Eduardo Centola
James B. Clark
Alexander Classen
Marta Z. Cotton
Linda S. Daines
Stephen Davies
Oral W. Dawe
Diego De Giorgi
Daniel L. Dees
Kenneth M. Eberts, III
Christian Erickson
Luca D. Ferrari
David A. Fishman
Alexander W. Fletcher
Orit P. Freedman
Enrico S. Gaglioti
James R. Garvey
Nancy S. Gloor
Daniel C. Goldwater
Gregg A. Gonsalves
Larry J. Goodwin
Stefan Green
David J. Grounsell
Arun M. Gunewardena
Mary L. Harmon
Valerie J. Harrison
Rumiko Hasegawa
Edward A. Hazel
Melina E. Higgins
Michael I. Hill
Margaret J. Holen
Sean C. Hoover
Thomas J. Houle
Janet T. Hurley
Robert F. Incorvaia
William J. Jones
Kenneth L. Josselyn
Toshinobu Kasai
Remy Klammers
Eiichiro Kuwana
Peter Labbat
Eric S. Lane
Gary R. Lapidus
Richard O. Leggett
Gregg R. Lemkau
Ryan D. Limaye
Jill E. Lohrfink
Richard E. Lyon, III
Christopher J. Magarro
Keith A. Malas
Elizabeth C. Marcellino
David J. Marshall
Allan S. Marson
Robert A. Mass
George N. Mattson

Ian R. McCormick
Gerald C. McNamara, Jr.
Stuart G. McPherson
Lance P. Meaney
Bernard A. Mensah
Julian R. Metherell
Masatoki J. Mitsumata
J. Ronald Morgan, III
James P. Morris
Robert G. Munro
Rie Murayama
Mark J. Naylor
Jeffrey P. Nedelman
Eric M. Oberg
Gavin G. O'Connor
Todd G. Owens
Fumiko Ozawa
Helen Paleno
Massimo Pappone
Archie W. Parnell
Todd J. Phillips
Anthony J. Principato
Alan M. Rapfogel
Sara E. Recktenwald
Filip A. Rensky
Jeffrey A. Resnick
Thomas S. Riggs, III
Richard T. Roberts
Normann G. Roesch
David C. Ryan
David M. Ryan
James E. Sawtell
Marcus Schenck
Susan J. Scher
Stephen M. Scherr
Masaru Shibata
Abraham Shua
Jeffrey S. Sloan
John E. Smollen
Keith G. Starkey
George C. Strachan
Raymond B. Strong, III
Nicolas F. Tiffou
Jason A. Tilroe
Can Uran
David H. Voon
John E. Waldron
Robert P. Wall
Steven A. Wallace
Michael W. Warren
Christopher S. Wendel
Richard T. Wertz
David D. Wildermuth
Kevin L. Willens
Jon A. Woodruff
William M. Wicker
Steven D. Pruett

**Partnership Committee Members*

Michael Klimek
Douglas M. Angstrom
Mario Draghi
Emerson P. Jones
Anik Sen
Edward R. Wilkinson
Timothy H. Moe
Akio Asuke
Stephen H. Frank
John G. Ketterer III
Matthew H. Cyzer
Phillip S. Hylander
William W. Archer
Larry M. Kellerman
Gene Reilly
Hilary E. Ackermann
Jeffrey D. Adams
Elizabeth D. Anderson
Jason R. Anderson
Jesus A. Arias
Charles Baillie
Bernardo Bailo
Mona H. Baird
Stacy Bash-Polley
Andrew T. Bednar
Douglas S. Bell
Driss Ben-Brahim
Anna Maria J. Bentley
Susan M. Benz
Johannes M. Boomaars
Douglas L. Borden
J. Theodore Borter
Mairtin Brady
Timothy J. Bridges
Victoria A. Bridges
Julia A. Bronson
David D. Buckley
Nicholas F. Burgin
Sally W. Cantwell
Gerald J. Cardinale
Lik Shuen David Chan
Thomas V. Cholnoky
Colin Coleman
Kenneth W. Coquillette
Michael J. Crinieri
Craig W. Crossman
Jeffrey R. Currie
Stephen D. Daniel
Katherine R. Davisson
Giorgio De Santis
Bradley S. DeFoor
Alvaro del Castano
Roger E. Denby-Jones
David G. Dick
David C. Earling
Robert K. Ehudin
Kathy G. Elsesser
Peter C. Enns
Katherine B. Enquist
Fred W. Esiri
James P. Esposito
Douglas L. Feagin
Gail S. Fierstein
Pierre-Henri Flamand
Mark C. Fletcher
Timothy T. Furey
Maryann L. Gallivan
Gonzalo R. Garcia
Hywel D. George
Justin G. Gmelich
Eldridge F. Gray
Michael J. Grimaldi
Benoit Herault
Axel Hoerger
Simon N. Holden
Shin Horie
Adrian M. Jones
Terrence O. Jones
Shunji Katayama
Alan S. Kava
Andreas Koernlein
J. Christopher A. Kojima
Kazuaki Kojima
Jeffrey A. Kolitch
Takahiro Komatsu
Srihari Kumar
Joon Kwun
Simon M. Lamb
Joseph A. LaNasa III
Rudolf N. Lang
Brian J. Lee
George C. Lee
Tim Leissner
Allan S. Levine
Brian T. Levine
Lisette M. Lieberman
Terence Tayseop Lim
Mark A. Lynch
Paula B. Madoff
Puneet Malhi
Jean E. Manas
Simon I. Mansfield
Naomi Matsuoka
Gordon R. McCulloch
Matthew B. McLennan
Stephen J. Mellas
Bruce H. Mendelsohn
Garry E. Menzel
Michael J. Millette
Milton R. Millman
Philip J. Moffitt
Simon P. Morris
Thomas C. Morrow
Alvise J. Munari
Marc O. Nachmann
Claire M. Ngo
Erik F. Nielsen
Hideya Niimi
David J. Nolan
James B. Otness
Simon Y. Park
Douglas S. Patterson
Steven M. Pinkos
Alberto Pravettoni
Andrew F. Pyne
William M. Quinn
Jean Raby
Sandy C. Rattray
Nicholas T. Reid
David Reilly
Richard J. Revell
Kirk L. Rimer
Juliet A. Robinson
David J. Rosenblum
Marc A. Rothenberg
Thomas A. Roupe
Roy J. Salameh
Daniel Schmitz
Matthew L. Schroeder
Peter A. Seibold
Daniel M. Shefter
David A. Shiffman
Susan E. Sidd
Guy C. Slimmon
Claudia Spiess
Joseph F. Squeri
Christoph W. Stanger
Chase O. Stevenson
Richard J. Stingi
Howard B. Surloff
Kunio Tahara
Kui F. Tang
Roland W. Tegeder
Stephen M. Thurer
Irene Y. Tse
Scott B. Ullem
Robin A. Vince
Andrea A. Vittorelli
Theodore T. Wang
Mark K. Weeks
Melanie J. White
Elisha Wiesel
Meurig R. Williams
Alexander D. Wohl
Neil J. Wright
Denise A. Wyllie
Yi Kevin Zhang
John W. Ziegler
Marina L. Roesler
Howard Q. Spooner
Regina Feeney
Roderick S. Orr
Sanaz Zaimi
Sheila H. Patel
William M. Roberts
William Lee Hemphill
John Breyo
Thomas V. Conigliaro
Nicholas J. Spencer
Julian D. Abel
John J. Adair
Olusegun O. Aganga
Mark E. Agne
Thomas K. Amster
Anton J. Arriola
Indrajit Bardhan
Gareth W. Bater
Marjorie Boliscar
Oliver R. Bolitho
Michael F. Bonte-Friedheim
Sally A. Boyle
Lester R. Brafman
Cynthia A. Brower
Randall S. Burkert
Sebastiano Calabro
Philippe L. Camu
David E. Cantillon
John W. Cembrook
Robert J. Ceremsak
James R. Cielinski
William J. Conley, Jr.
Colin J. Corgan
David W. Corley
Thomas W. Cornacchia
Frederick C. Darling
David H. Dase
François-Xavier de Mallmann
Thomas F. Dempsey
L. Brooks Entwistle
Gregory A. Finck
Mark B. Florian
Timothy B. Flynn
Elisabeth Fontenelli
Elizabeth J. Ford
Colleen A. Foster
Linda M. Fox
Jeffrey S. Frase
Kieu L. Frisby
Timur F. Galen
Guillermo Garcia
Rachel C. Golder
Edward J. Guay
Kevin J. Guidotti
Vishal Gupta
Vladimir M. Gutin
Elizabeth M. Hammack
Taizo Hasebe
Kuniyoshi Hayashi

Kenneth L. Hirsch
Svein R. Hogset
Robert Howard
Mark Howard-Johnson
Zubin P. Irani
Kevin M. Jordan
Mei L. Joseph
James P. Kenney
Steven E. Kent
Masaaki Kimura
Jonathan S. King
Frederick J. Knecht
Yasuro K. Koizumi
Robert A. Koort
John D. Kramer
Tak Sing Kenneth Kwok
Brian J. Lahey
Jonathan A. Langer
Hugh J. Lawson
Cham Chung Ken Lee
Ronald Lee
Deborah R. Leone
Roger E. Linnemann, Jr.
Thomas R. Lynch
Peter J. Lyon
Aadarsh K. Malde
Joseph C. Marconi
Alexander M. Marshall
Paul A. Marson
Thomas H. Mattox
Jason E. Maynard
James P. McCarthy
Dermot W. McDonogh
Olivier F. Meyohas
Kristi L. Mitchem
Gregory C. Mitsch
Wataru Mizoguchi
Scott E. Molin
Arjun N. Murti
Craig J. Nossel
Anthony J. Noto
Peter C. Oppenheimer
Robert W. Pack
Lisa L. Parisi
Simon C. Parry-Wingfield
John M. Perlowski
Carol V. Pledger
Gilberto Pozzi
Krishna S. Rao
Jean-Manuel Richier
Louisa G. Ritter
Nigel C. B. Robinson
Andrew A. Root
Clifton P. Rose
Lisa A. Rotenberg
Jay J. Ryan
Pamela S. Ryan

Josephine Scesney
Clare R. Scherrer
Vivian C. Schneck-Last
John A. Sebastian
Peter A. Seccia
Peter D. Selman
Heather K. Shemilt
Kunihiko Shiohara
Gavin Simms
David A. Simpson
Chong Hon Andrew Song
Alec P. Stais
Laurence Stein
Patrick M. Street
Morgan C. Sze
Thomas P. Takacs
Thomas D. Teles
Elena B. Titova
Serena Torielli
Frederick Towfigh
Greg A. Tusar
Philip J. Venables
Alejandro Vollbrechthausen
Peter J. Warren
Richard A. Weissmann
Eileen M. White
Deborah B. Wilkens
Samuel J. Wisnia
Shinichi Yokote
Peter J. Zangari
Kelly C. Coffey
Alan M. Cohen

Advisory Directors

John L. Weinberg
Peter M. Sacerdote
Peter R. Coneway
Eric S. Dobkin
Joseph H. Wender
Jonathan L. Cohen
William C. Landreth
Joseph H. Ellis
Henry James
Donald C. Opatrny, Jr.
Alan A. Shuch
Gavyn Davies
Thomas J. Healey
Robert E. Higgins
Robert J. Katz
Eff W. Martin
Carlos A. Cordeiro
Sylvain M. Hefes
Lawrence H. Linden
Cody J Smith
Mary C. Henry
Peter T. Cirenza
Shirley Fung
Andrew J. Melnick

Robert K. Steel
Chairman of the securities businesses

Peter D. Sutherland S.C.
Chairman of Goldman Sachs International

John L. Thornton
Senior Advisor

Senior Directors

John C. Whitehead
H. Frederick Krimendahl II
George E. Doty
Donald R. Gant
James P. Gorter
Robert B. Menschel
Robert E. Mnuchin
Sidney J. Weinberg, Jr.
Thomas B. Walker, Jr.
Richard L. Menschel
Eugene Mercy, Jr.
George M. Ross
Stephen B. Kay
Robert N. Downey
Roy J. Zuckerberg
Robert M. Conway
David M. Silfen
Eugene V. Fife
Peter G. Sachs
Willard J. Overlock, Jr.
Mark O. Winkelman
John R. Farmer
Daniel M. Neidich
John P. McNulty
Robin Neustein
Philip D. Murphy
Eric M. Mindich

International Advisors and Offices

International Advisors

Dr. Thomas Bär
Antonio Borges
Dr. Diethart Breipohl
Chester A. Crocker
Guillermo de la Dehesa
Vladimír Dlouhý
Oscar Fanjul
The Honorable Thomas S. Foley
Toyoo Gyohten
Jaime Garcia-Parra
Ambassador Donald P. Gregg
Lord Griffiths of Fforestfach
Professor Victor Halberstadt
Geraldo Hess
Ambassador Kihwan Kim
Klaus Luft
Leslie Maasdorp
Jacques Mayoux
Charles Miller Smith
Ambassador Arifin M. Siregar
Martin Taylor
Akani Thapthimthong
Karel van Miert

Charles Curran, A.O.
Linda Bardo Nicholls
International Advisors to Goldman Sachs JB Were

Offices

Atlanta
Auckland*
Bangkok
Beijing
Boston
Buenos Aires
Calgary
Chicago
Dallas
Dublin
Frankfurt
Geneva
George Town
Hong Kong
Houston
Johannesburg
London
Los Angeles
Madrid
Melbourne*
Mexico City
Miami
Milan
Montreal
Moscow
New York
Paris
Philadelphia
Princeton
Salt Lake City
San Francisco
São Paulo
Seattle
Seoul
Shanghai
Singapore
Stockholm
Sydney*
Taipei
Tampa
Tokyo
Toronto
Washington, D.C.
Zurich

**Goldman Sachs JB Were*

In Memoriam

We mourn the loss of three of our colleagues and friends:

Charles L. Grannon
Having joined the firm in 1945, Chuck spent his entire career at Goldman Sachs in what is now Investment Banking. He became a partner in 1959. During his tenure at the firm, Chuck served as head of the Buying Department and was responsible for coverage of many of the firm's most important corporate clients. Chuck retired from the firm in 1982, becoming a limited partner.

Chuck will be remembered for his compassion and his unique ability to connect with others, as well as for his devotion to his family and to his community.

Frank P. Smeal
Frank joined the firm as a partner in 1977 from the Morgan Guaranty Trust Company, where he was an executive vice president and treasurer. After serving on Goldman Sachs' Management Committee and heading the Fixed Income Division, Frank became a limited partner in 1985. Frank's commitment to the firm, his active leadership within his community and his inspiring dedication to youth and scholarship will be deeply missed.

Lloyd Stockel
Lloyd's professional career was spent at Goldman Sachs in what is now the Equities Division. He joined the firm in 1966, becoming partner in 1973. Lloyd was responsible for helping to open the San Francisco office and played a pivotal role in developing the firm's equities business on the West Coast. He retired from the firm in 1980.

We will miss Lloyd's unyielding energy and spirit, as well as his generosity and his passionate support of the firm.

Our Business Principles

1. Our clients' interests always come first. Our experience shows that if we serve our clients well, our own success will follow.

2. Our assets are our people, capital and reputation. If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

3. Our goal is to provide superior returns to our shareholders. Profitability is critical to achieving superior returns, building our capital, and attracting and keeping our best people. Significant employee stock ownership aligns the interests of our employees and our shareholders.

4. We take great pride in the professional quality of our work. We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

5. We stress creativity and imagination in everything we do. While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

6. We make an unusual effort to identify and recruit the very best person for every job. Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

7. We offer our people the opportunity to move ahead more rapidly than is possible at most other places. Advancement depends on merit and we have yet to find the limits to the responsibility our best people are able to assume. For us to be successful, our men and women must reflect the diversity of the communities and cultures in which we operate. That means we must attract, retain and motivate people from many backgrounds and perspectives. Being diverse is not optional; it is what we must be.

8. We stress teamwork in everything we do. While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

9. The dedication of our people to the firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

10. We consider our size an asset that we try hard to preserve. We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

11. We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs. We know that the world of finance will not stand still and that complacency can lead to extinction.

12. We regularly receive confidential information as part of our normal client relationships. To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

13. Our business is highly competitive, and we aggressively seek to expand our client relationships. However, we must always be fair competitors and must never denigrate other firms.

14. Integrity and honesty are at the heart of our business. We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.

Shareholder Information

Executive Offices

The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004
1-212-902-1000
www.gs.com

Common Stock

The common stock of The Goldman Sachs Group, Inc. is listed on the New York Stock Exchange and trades under the ticker symbol "GS."

Shareholder Inquiries

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed at our Web site: www.gs.com.

Shareholder inquiries can also be directed to Investor Relations via our Web site at www.gs.com/investor_relations/ or by calling 1-212-902-0300.

Annual Report on Form 10-K for 2003

Copies of the firm's Annual Report on Form 10-K as filed with the Securities and Exchange Commission can be accessed on our Web site at www.gs.com/investor_relations/.

Copies can also be obtained by contacting Investor Relations via our Web site at www.gs.com/investor_relations/ or by calling 1-212-902-0300.

SEC Certifications

The certifications by the Chief Executive Officer and the Chief Financial Officer of The Goldman Sachs Group, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have also been filed as exhibits to the firm's 2003 Annual Report on Form 10-K.

Transfer Agent and Registrar for Common Stock

Questions from registered shareholders of The Goldman Sachs Group, Inc. regarding lost or stolen stock certificates, dividends, changes of address and other issues related to registered share ownership should be addressed to:

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
1-800-419-2595
www.melloninvestor.com

Independent Auditors

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

4350-03-102

Goldman Sachs

www.gs.com